WLFC
WILLIS LEASE FINANCE CORPORATION
Power to Spare—Worldwide®

Willis Lease Finance Corporation

2025 Annual Report

April 17, 2026

Dear Shareholders:

I am pleased to present our 2025 Annual Report and reflect on a year defined by strong execution, disciplined growth, and continued momentum across our global aviation platform.

Operational Strength and Strategic Progress

In 2025, Willis Lease Finance Corporation (WLFC) once again delivered record financial results, driven by operational excellence, the continued strength of the aviation marketplace, and strong customer demand for our products and services.

Shareholder Returns

Prior to the introduction of new tariff policies in 2025, the Company's three-year return was 455.5%, including a 332.7% return in the prior year. As markets stabilized, our stock price resumed its upward trajectory. Since late November 2025, WLFC's total shareholder return, assuming reinvested dividends, was 82.7%, or 209.6% on an annualized basis. Even after recent macroeconomic impacts, total shareholder returns were 322.1% over the last three years.

While tariffs created near-term pressure on our share price, they had limited impact on our operations, reflecting the resilience of our business model. Delivering meaningful returns to long-term shareholders remains a key priority of the Board of Directors, and our disciplined focus on operational excellence positions us well to navigate ongoing macroeconomic uncertainty.

Core Business Strength

Building on this momentum, we capitalized on favorable dynamics by expanding our lease portfolio, optimizing asset utilization, and improving lease rates. Leasing revenues increased as we deployed capital into accretive opportunities, particularly in next-generation, fuel-efficient engines, which remain in high demand among airline customers worldwide.

At the same time, our core business continues to benefit from an increasingly engine-centric aviation market. In addition to higher utilization across our lease portfolio, we are seeing growing demand for technical and maintenance expertise within our engine shops. This is especially evident as a meaningful portion of our portfolio consists of mature CFM56 and V2500 engines, which require ongoing service and support.

Our services businesses remain a critical component of the overall platform, creating value both internally and externally. We support our own fleet through our maintenance and repair operations, and monetize unserviceable engines through our engine parts business, Willis Aeronautical Services, Inc. (WASI). In the fourth quarter of 2025, 57% of WASI sales were intercompany, supporting the repair of our engines and third-party engines in our two engine maintenance facilities, WERC® US and WERC® UK.

In October 2025, Willis Aviation Services Limited (WASL), our aircraft maintenance and disassembly business, opened two hangars focused on narrow-body maintenance, which are fully booked for the 2025-2026 winter season.

WLFC's integrated model enhances flexibility across the platform, enabling us to reduce turnaround times and increase asset availability for both third-party customers and our own fleet. We are focused on expanding our capabilities as a comprehensive maintenance provider.

Our results demonstrate the value of our platform. We have built long-standing relationships with a diverse set of the world's leading airlines that trust us to keep their fleets operating reliably and cost-effectively.

Our innovative programs help reduce maintenance expenses for our customers, enabling them to extract maximum value from their portfolios as they evolve the composition of engines deployed across their fleets. We will continue to execute on and enhance our existing platform, and we are excited about the opportunities ahead, which we believe will provide significant avenues for future growth and investment.

Building for the Future

Earlier this year, we established our asset management arm, Willis Aviation Capital (WAC), which oversees existing joint ventures, third-party engine lease management, and new third-party discretionary capital. As an integral part of the WLFC business, we anticipate WAC will not only extend balance sheet capacity and expand our addressable market, but also drive additional activity through our services businesses and joint venture partners. We believe WAC will enhance enterprise value and resilience, accelerate growth in Assets Under Management (AUM), and deliver high-quality earnings for you, our shareholders.

Through our new partnerships with Blackstone Credit & Insurance and Liberty Mutual Investments, along with our existing assets and joint ventures with Willis Mitsui & Co. and CASC Willis Lease Finance Company Limited, WAC now manages more than $2.7 billion of committed or deployed capital within its portfolio.

WAC continues to generate additional recurring income streams by increasing the volume of aviation assets serviced across our operations. This activity reinforces the core tenets of our business by providing WLFC with capital to pursue larger transactions, support balance sheet deleveraging, and deliver competitive, low-cost financing solutions to our existing customer base.

In 2025, WLFC and its affiliated businesses executed approximately $3.4 billion of capital markets activity, providing for continued growth and disciplined expansion across our platform.

WLFC is a pioneer and market leader in one of the most attractive sectors of commercial aviation. We continue to deliver across the board, with a consistent record of improving revenue, profitability, and cash flow generation, supported by a strong balance sheet further enhanced by the formation of WAC.

Our success is driven by the dedication, expertise, and passion of our people, whose commitment enables us to serve our customers in unique and innovative ways. On behalf of the entire team at WLFC, thank you for your trust and continued support. 2025 was an excellent year, and we look forward to taking the business to new heights in 2026.

Sincerely,

Austin C. Willis
Chief Executive Officer

Stock Performance

	2025 High	2025 Low	2024 High	2024 Low
Q1	$215.39	$150.72	$ 49.01	$ 44.89
Q2	$159.21	$129.88	$ 68.36	$ 46.91
Q3	$168.47	$132.71	$147.19	$ 65.89
Q4	$140.26	$114.82	$229.11	$143.14

The stock performance graph to the right shows the percentage change in cumulative total return to a holder of our common stock compared with the cumulative total return, assuming dividend reinvestment, of the NASDAQ Composite Index and the NASDAQ Financial 100 Index, during the period from December 31, 2024, through December 31, 2025.

5-Year Indexed Total Return



	1-Year Total Return	3-Year Total Return	5-Year Total Return
WLFC	-34%	136%	357%
Aircraft Lessor Composite*	46%	122%	143%

*Aircraft Lessor Composite includes AER, AL

Indexed Total Returns



Forward-looking Statements

Except for historical information, the matters discussed in this Annual Report contain forward-looking statements that involve risks and uncertainties. Do not unduly rely on forward-looking statements, which give only expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to: the effects on the airline industry and the global economy of events such as terrorist activity, pandemics, changes in oil prices and other disruptions to the world markets; trends in the airline industry and our ability to capitalize on those trends, including growth rates of markets and other economic factors; risks associated with owning and leasing jet engines and aircraft; our ability to successfully negotiate equipment purchases, sales and leases, to collect outstanding amounts due and to control costs and expenses; changes in interest rates and availability of capital, both to us and our customers; our ability to continue to meet changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting standards and taxes; the market value of engines and other assets in our portfolio; and risks detailed in Willis' Annual Report on Form 10-K and other continuing reports filed with the Securities and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-15369

WILLIS LEASE FINANCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**68-0070656**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4700 Lyons Technology Parkway   Coconut Creek   Florida   **33073**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(561) 349-9989**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.01 par value per share	WLFC	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2025) was approximately $576.9 million (based on a closing sale price of $142.78 per share as reported on the NASDAQ Stock Market).

The number of shares of the registrant's Common Stock outstanding as of March 6, 2026 was 6,786,392.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders is incorporated by reference into Part III of this Form 10-K.

Explanatory Note

Willis Lease Finance Corporation (the "Company") is filing this Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "Original Filing"), which was filed with the Securities and Exchange Commission on March 10, 2026, to include the interactive data files formatted in Inline XBRL (eXtensible Business Reporting Language) required by Item 601(b)(101) of Regulation S-K and Item 405 of Regulation S-T, which were inadvertently omitted from the Original Filing.

No other changes have been made to the Original Filing. This Amendment does not amend, update, or restate any other information contained in the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

WILLIS LEASE FINANCE CORPORATION
2025 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1.   BUSINESS

INTRODUCTION

Willis Lease Finance Corporation with its subsidiaries ("WLFC" or the "Company") is a leading lessor and servicer of commercial aircraft and aircraft engines. Our principal business objective is to build value for our shareholders by acquiring commercial aircraft and engines and managing those assets in order to provide a return on investment, primarily through lease rent and maintenance reserve revenues, as well as through management fees earned for managing assets owned by third parties. As of December 31, 2025, we had $2,801.7 million of equipment held in our operating lease portfolio, $139.9 million of notes receivable, $30.6 million of maintenance rights, and $16.6 million of investments in sales-type leases, which represented 363 engines, 20 aircraft, one marine vessel and other leased parts and equipment with 69 lessees in 37 countries. In addition to our owned portfolio, as of December 31, 2025, we managed 116 engines and related equipment for third parties.

Willis Aeronautical Services, Inc. ("Willis Aero") is a wholly-owned and vertically-integrated subsidiary whose primary focus is the sale of aircraft engine parts and materials through the acquisition or consignment of aircraft and engines.

We are a Delaware corporation, incorporated in 1998. Our executive offices are located at 4700 Lyons Technology Parkway, Coconut Creek, Florida 33073. We transact business directly and through our subsidiaries and consolidated variable interest entities ("VIE") unless otherwise indicated.

We maintain a website at www.wlfc.global where our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports are available without charge, as soon as reasonably practicable following the time we electronically file them with, or furnish them to, the Securities and Exchange Commission ("SEC"). The SEC also maintains an electronic Internet site that contains our reports, proxies and information statements, and other information that we file or furnish at http://www.sec.gov. References to our and the SEC's website do not constitute incorporation by reference of the information contained on those websites and should not be considered part of this document.

We separate our business into two reportable segments, Leasing and Related Operations and Spare Parts Sales. Our business activities by reportable segment are described below.

Leasing and Related Operations

Our strategy is to lease aircraft and aircraft engines and provide related services to a diversified group of commercial aircraft operators and maintenance, repair and overhaul organizations ("MROs") worldwide. Commercial aircraft operators need engines in addition to those installed on the aircraft that they operate. Spare engines are required to support fleet operation during the highly regulated maintenance cycle of aircraft engines. Furthermore, unscheduled events such as mechanical failure, aircraft utilization, Federal Aviation Administration ("FAA") airworthiness directives, or manufacturer-recommended actions for maintenance, repair and overhaul of engines result in the need for spare engines.

Our engine portfolio primarily consists of noise-compliant Stage IV commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce, and International Aero Engines. These engines generally may be used on one or more aircraft types and are the most widely used engines in the world, powering Airbus, Boeing, Bombardier, and Embraer aircraft.

We acquire engines for our leasing portfolio in a number of ways. We enter into sale and lease back transactions with operators of aircraft, original equipment manufacturers of engines, and MROs. We also purchase both new and used engines that are subject to a lease when purchased, as well as some without a lease attached when purchased.

Total revenues from our Leasing and Related Operations reportable segment was 94.9% and 95.4% of the respective total consolidated revenue for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025, approximately 64.8% of our on-lease engines, aircraft, and related equipment (all of which we sometimes refer to as "equipment") by net book value are leased and operated internationally. Substantially all leases relating to this equipment are denominated and payable in United States ("U.S.") dollars, which is customary in the industry. Future leases may provide for payments to be made in other foreign currencies. In 2025, we leased our equipment to lessees domiciled in eight geographic regions.

Spare Parts Sales

Our wholly-owned and vertically-integrated subsidiary Willis Aero primarily engages in the sale of aircraft engine parts and materials through the acquisition or consignment of engines from third parties or from the leasing portfolio. This business segment enables us to provide end-of-life solutions for the growing supply of surplus aircraft and engines, as well as manage the full life cycle of our lease assets, enhance the returns on our engine portfolio through our usage of used serviceable material, and create incremental value for our shareholders.

INDUSTRY

Historically, commercial aircraft operators owned rather than leased their spare engines. As engines have grown in power and technological sophistication, they have also become more expensive to acquire and maintain. In part due to cash constraints on commercial aircraft operators and the costs associated with engine ownership, commercial aircraft operators have become more cost-conscious and now utilize operating leases for a portion of their spare engines. Engine leasing is a specialized business that has evolved into a discrete sector of the commercial aviation market. Participants in this sector need access to capital, as well as specialized technical knowledge, in order to compete successfully.

Growth in the spare engine leasing industry is dependent on two fundamental drivers:

- the number of commercial aircraft, and therefore engines, in the market; and
- the proportion of engines that are leased, rather than owned, by commercial aircraft operators.

Increased number of aircraft, and therefore engines, in the market

We believe that the number of commercial and cargo aircraft, and hence spare engines, will increase. Boeing projects 3.1% annual growth in the global commercial jet fleet, increasing the current fleet to 49,640 aircraft by 2044. Aircraft equipment manufacturers have predicted such an increase in aircraft to address the rapid growth of both passenger and cargo traffic in the Asian markets, as well as demand for new aircraft in more mature markets.

Increased lease penetration rate

Spare engines provide support for installed engines in the event of routine or other engine maintenance or unscheduled removal. The number of spare engines needed to service any fleet is determined by many factors. These factors include:

- the number and type of aircraft in an aircraft operator's fleet;
- the geographic scope of such aircraft operator's destinations;
- the time an engine is on-wing between removals;
- average shop visit time; and
- the number of spare engines an aircraft operator requires in order to ensure coverage for predicted and unscheduled removals.

We believe that commercial aircraft operators are increasingly considering their spare engines as significant capital assets, in which operating or finance leases may be more attractive than the outright ownership of spare engines, regardless of whether or not financed. We believe the percentage of leased engines is likely to increase as engine leasing follows the historical growth of aircraft leasing due to the increasing cost of newer engines, the anticipated modernization of the worldwide aircraft fleet and the significant cost associated therewith, and the emergence of new niche-focused airlines which generally use leasing in order to obtain their capital assets.

ENGINE LEASING

As of December 31, 2025, the majority of our leases to air carriers, manufacturers and MROs were operating leases with the exception of certain failed sale-leaseback transactions classified as notes receivable under Accounting Standards Codification ("ASC") 842, "Leases," and investments in sales-type leases. Under operating leases, we retain the potential benefit and assume the risk of the residual value of the equipment, in contrast to finance leases in which the lessee has the potential benefits and risks of ownership. Operating leases allow commercial aircraft operators greater fleet and financial flexibility due to the relatively small initial capital outlay necessary to obtain use of the aircraft equipment and the availability of short-term and long-term leases to better meet their needs. Operating lease rates are generally higher than finance lease rates, in part because of the lessor retained residual value risk.

Our leases are "triple-net" operating leases, meaning the lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of the engines, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The leases contain detailed provisions specifying the lessees' responsibility for engine damage, maintenance standards, and the required condition of the engine upon return at the end of the lease. During the term of the lease, we require the lessee to maintain the engine in accordance with an approved maintenance program designed to meet applicable regulatory requirements in the jurisdictions in which the lessee operates. We periodically inspect our leased engines.

We enter into both long-term and short-term leases which typically provide for monthly payment. Long-term leases typically have original lease terms in excess of one year. Characteristics of a long-term lease also include specified return conditions. Return conditions can be met by the customer through a maintenance overhaul in advance of asset return or a cash settlement at lease end resulting in maintenance revenue to the Company at that time. Maintenance reserves, also referred to as use fees, are often used for payment of maintenance overhauls in advance of asset returns by the lessee to the Company. Where a cash settlement is agreed upon, it may, in some instances, be taken from maintenance reserves paid by the lessee to the Company throughout the course of the lease. Short-term leases typically have an original lease term of less than one year. Short-term leases also include non-refundable, usage-based maintenance fees, which are billed at contractual rates and recognized as revenue over the term of the leases. Payment terms of our leases are predominantly monthly in advance for rent and in arrears for the expenses associated with the use of the engines. As of December 31, 2025 and 2024, 40% and 47%, respectively, of the Company's leases by net book value were short-term leases.

We have a robust risk management program. For example, we analyze the credit risk associated with a lessee before entering into any significant lease transaction. Our credit analysis generally consists of evaluating the prospective lessee's financial standing by utilizing financial statements and trade and/or banking references. In certain circumstances, we may require our lessees to provide additional credit support, such as a letter of credit, a guaranty from a bank or a third party, or a security deposit. We manage our interest rate risk through maintaining a balance of fixed and floating rate debt which allows us to limit our exposure to interest rate movements while also allowing us to benefit from low short-term interest rates. The Company generally utilizes our credit facility as a warehouse facility, as well as our senior secured warehouse credit facility, to aggregate purchased assets. Historically, when the Company aggregates a critical mass of assets through revolver and warehouse financing, we refinance the assets through the issuance of long-term fixed rate debt through the Asset-Backed Security ("ABS") and other markets. The maturity profile of the ABS term financings tend to better match the long-life characteristics of our long-life asset base. Furthermore, the Company also manages interest rate exposure through the purchasing of interest rate swaps which mitigates adverse short-term rate movements that would increase the cost of our floating rate borrowings. At December 31, 2025 the Company had $2.0 billion of fixed-rate financing. We also evaluate both insurance and expropriation risk and evaluate and monitor the political and legal climate of the country in which a particular lessee is located in order to determine our ability to repossess our engines should the need arise. Despite these guidelines, we cannot give assurance that we will not experience collection problems or significant losses in the future. See Item 1A, "Risk Factors" below.

At the commencement of a lease, we may collect, in advance, a security deposit normally equal to at least one month's lease payment. The security deposit is returned to the lessee after all lease return conditions have been met. Under the terms of some of our leases, during the term of the lease, the lessee pays amounts to us based on usage of the asset, which is referred to as maintenance reserves or use fees, which are designed to cover the expected future maintenance costs. For those leases in which the maintenance reserves are reimbursable to the lessee, maintenance reserves are collected and are reimbursed to the lessee when qualifying maintenance is performed. Under longer-term leases, to the extent that cumulative use fee billings are inadequate to fund expenditures required prior to return of the asset to us, the lessee is obligated to cover the shortfall.

During the lease period, our leases require that maintenance and inspection of the leased engines be performed at qualified maintenance facilities certified by the FAA or its foreign equivalent. In addition, when an asset becomes off-lease, it undergoes inspection to verify compliance with lease return conditions. Our management believes that our attention to our lessees and our emphasis on maintenance and inspection helps preserve residual values and generally helps us to recover our investment in our leased assets.

Upon termination of a lease, we will either enter into a new lease, overhaul, sell, or part out (disassemble and sell the parts separately), the related engines or airframe. The demand for after-market engines for either sale or lease may be affected by a number of variables, including:

- general market conditions;
- regulatory changes (particularly those imposing environmental, maintenance, and other requirements on the operation of engines);
- changes in domestic and international trade policy;
- changes in demand for air travel;
- fuel costs;
- changes in the supply and cost of aircraft equipment; and

- technological developments in the industry.

The value of a particular model of engine is heavily dependent on the status of the types of aircraft on which it can be installed. We believe engine values tend to be stable as long as the host aircraft for the engines and the engines themselves are still being manufactured. Prices tend to remain stable and may even rise after a host aircraft is no longer manufactured as long as there is sufficient remaining demand for the host aircraft in the market. However, the value of an engine begins to decline rapidly once the host aircraft is retired from service and/or parted out in significant numbers. Engine values also may decline due to manufacturing defects that surface after initial manufacture and deployment.

The value of any particular used engine or airframe varies greatly depending upon its condition, the maintenance services performed during the lease term, and the number of hours or cycles remaining until the next major maintenance interval. If we are unable to lease or sell engines on favorable terms, our financial results and our ability to service debt may be adversely affected. See "Risk Factors" below.

As of December 31, 2025, we had $2,801.7 million of equipment held in our operating lease portfolio, $139.9 million of notes receivable, $30.6 million of maintenance rights, and $16.6 million of investments in sales-type leases, which represented 363 engines, 20 aircraft, one marine vessel and other leased parts and equipment. As of December 31, 2024, we had $2,635.9 million of equipment held in our operating lease portfolio, $183.6 million of notes receivable, $31.1 million of maintenance rights, and $21.6 million of investments in sales-type leases, which represented 354 engines, 16 aircraft, one marine vessel and other leased parts and equipment.

As of December 31, 2025, minimum future payments due to the Company under non-cancelable operating leases were as follows:

Year	(in thousands)
2026	$ 234,170
2027	140,801
2028	84,316
2029	32,140
2030	17,869
Thereafter	16,640
	$ 525,936

As of December 31, 2025, minimum future payments due to the Company under non-cancelable notes receivable and investments in sales-type leases were as follows:

Year	(in thousands)
2026	$ 22,920
2027	21,790
2028	21,608
2029	47,205
2030	19,726
Thereafter	75,337
Total undiscounted lease receivables	208,586
Less: interest	52,046
Total notes receivable and investments in sales-type leases	$ 156,540

As of December 31, 2025, we had 69 lessees of commercial aircraft engines and related equipment, aircraft, and other leased parts and equipment in 37 countries. We believe the loss of any one customer would not have a significant long-term adverse effect on our business. We operate in a global market in which our engines are easily transferable among lessees located in many countries, which stabilizes demand and allows us to recover from a loss of a customer. We provide other engine leasing-related services such as engine storage, Part 145 maintenance and aircraft tear down services to our customers as well.

In 2011, we entered into an agreement with Mitsui & Co., Ltd. to participate in a joint venture formed as a Dublin-based Irish limited company, Willis Mitsui & Company Engine Support Limited ("WMES"), for the purpose of acquiring and leasing jet engines. Each partner holds a 50% interest in the joint venture. WMES owned a lease portfolio of 65 engines, one aircraft, and other parts and equipment with a net book value of $575.3 million as of December 31, 2025. Our investment in the joint venture was $78.9 million as of December 31, 2025.

In 2014, we entered into an agreement with China Aviation Supplies Import & Export Corporation ("CASC") to participate in a joint venture named CASC Willis Lease Finance Company Limited ("CASC Willis"), a joint venture based in Shanghai, China. Each partner holds a 50% interest in the joint venture. CASC Willis acquires and leases jet engines to Chinese airlines and concentrates on meeting the fast-growing demand for leased commercial aircraft engines and aviation assets in the People's Republic of China. CASC Willis owned a lease portfolio of six engines with a net book value of $50.4 million as of December 31, 2025. Our investment in the joint venture was $21.6 million as of December 31, 2025.

In 2025, we entered into an agreement with independent MRO (Maintenance, Repair and Overhaul) provider Global Engine Maintenance to create a joint venture named Willis Global Engine Testing ("WGET") to build an engine test facility in West Palm Beach, Florida. The Company has a 70% membership interest, and Global Engine Maintenance has a 30% membership interest. WGET is a VIE that the Company is not the primary beneficiary of since the power to direct the activities that most significantly impact WGET's economic performance is shared between the Company and Global Engine Maintenance. The Company's considerations in determining the VIE most significant activities and whether the Company has the power to direct those activities include, but are not limited to, the VIE's purpose and design and the matters that require unanimous approval from both parties. Accordingly, the Company does not consolidate WGET, and the Company uses the equity method in recording investment activity. Our investment in the joint venture was $3.7 million as of December 31, 2025.

AIRCRAFT LEASING

As of December 31, 2025, our operating lease portfolio included six ATR 72-500 aircraft, six Dash 8-400 aircraft, two A319-100 aircraft, two A320-214 aircraft, two A320-271N aircraft, one A320-200 aircraft, and one A320-233 aircraft, with an aggregate net book value of $219.4 million.

Like our engine leases, our aircraft leases are "triple-net" leases, where the lessee is responsible for making the full lease payment and paying any other expenses associated with the use of the aircraft, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. In addition, the lessee is responsible for normal maintenance and repairs, and compliance with return conditions of flight equipment on lease. Under the provisions of many leases, for certain engine and airframe overhauls, we reimburse the lessee for costs incurred up to but not exceeding maintenance reserves the lessee has paid to us. Maintenance reserves are designed to cover the expected maintenance costs. The lessee is also responsible for compliance with all applicable laws and regulations with respect to the aircraft. We require our lessees to comply with FAA requirements. We periodically inspect our leased aircraft. Generally, we require a deposit as security for the lessee's performance of obligations under the lease and the condition of the aircraft upon return. In addition, the leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee and specific provisions regarding the condition of the aircraft upon return. The lessee is required to continue to make lease payments under all circumstances, including periods during which the aircraft is not in operation due to maintenance or grounding.

SPARE PARTS SALES

The sale of spare parts is managed by the Company's wholly-owned and vertically-integrated subsidiary, Willis Aero. Willis Aero primarily engages in the sale of aircraft engine parts and materials that it acquires via acquisition or consignment from third parties or from the leasing portfolio. This business segment enables our Company to provide end-of-life solutions for the growing supply of surplus aircraft and engines, as well as manage the full life cycle of our lease assets, enhance the returns on our engine portfolio, and create incremental value for our shareholders. As of December 31, 2025, spare parts inventory had a carrying value of $56.6 million.

COMPETITION

The markets for our products and services are very competitive, and we face competition from a number of sources. These competitors include aircraft engine and aircraft parts manufacturers, aircraft and aircraft engine lessors, airline and aircraft service and repair companies, and aircraft and aircraft engine spare parts distributors. Many of our competitors have substantially greater resources than us, and some are part of larger organizations. Those resources may include greater name recognition, larger product lines, complementary lines of business, greater financial, marketing, and information systems, and other resources. In addition, equipment manufacturers, aircraft maintenance providers, FAA certified repair facilities and other aviation after-market suppliers may vertically integrate into the markets that we serve, thereby significantly increasing industry competition and negatively impacting the Company. We can give no assurance that competitive pressures will not materially and adversely affect our business, financial condition, or results of operations.

It is common for commercial aircraft operators and MROs to utilize several leasing companies to meet their aircraft engine needs and to minimize reliance on a single leasing company.

To distinguish ourselves, we emphasize the quality of our portfolio of aircraft engines, supply reliability, and high level of customer service to our aircraft equipment lessees. We focus on ensuring adequate aircraft engine availability in high-demand locations, dedicate large portions of our organization to building relationships with lessees, maintain close day-to-day coordination with lessees, and have developed an engine pooling arrangement that allows pool members quick access to available spare aircraft engines.

INSURANCE

In addition to requiring full indemnification under the terms of our leases, we require our lessees to carry the types of insurance customary in the air transportation industry, including comprehensive third-party liability insurance and physical damage and casualty insurance. We require that we be named as an additional insured on liability insurance policies with the Company and our lenders normally identified as the loss payee on policies carried by lessees for damage to the leased equipment. We monitor compliance with the insurance provisions of the leases. We also carry contingent physical damage and third-party liability insurance as well as product liability insurance at levels determined to be appropriate by the Company.

GOVERNMENT REGULATION

Our customers are subject to a high degree of regulation in the jurisdictions in which they operate. For example, the FAA regulates the manufacture, repair and operation of all aircraft operated in the U.S. and equivalent regulatory agencies in other countries, such as the European Aviation Safety Agency ("EASA") in Europe, regulate aircraft operated in those countries. Such regulations also indirectly affect our business operations. All aircraft operated in the U.S. must be maintained under a continuous condition-monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for commercial aircraft are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with regulations and ground aircraft if their airworthiness is in question.

While our leasing and reselling business is not regulated, the aircraft, engines and related parts that we purchase, lease and sell must be accompanied by documentation that enables the customer to comply with applicable regulatory requirements. Furthermore, before parts may be installed in an aircraft, they must meet certain standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. With respect to a particular engine or engine component, we utilize FAA and/or EASA certified repair stations to repair and certify engines and components to ensure marketability.

Governmental regulations where the related airframe is registered, and where the aircraft is operated, stipulate noise and emissions levels restrictions. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with Stage III noise requirements. In addition to the current Stage III compliance requirements, the U.S. and the International Civil Aviation Organization ("ICAO") have adopted a more stringent set of Stage IV standards for noise levels which apply to engines manufactured or certified from 2006 onward. At this time, the U.S. regulations do not require any phase-out of aircraft that qualify only for Stage III compliance, but the European Union ("EU") has established a framework for the imposition of operating limitations on non-Stage IV aircraft.

As of December 31, 2025, most of the engines in our lease portfolio are Stage IV engines and are generally suitable for use on one or more commonly used aircraft.

We believe that the aviation industry will be subject to continued regulatory activity. Additionally, increased oversight will continue to originate from the quality assurance departments of airline operators. We have been able to meet all such requirements to date, and are well positioned to meet any additional requirements that may be imposed. We cannot give assurance, however, that new, more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have a material adverse impact on us.

FINANCING/SOURCE OF FUNDS

We, directly or through our Willis Engine Structured Trust III, V, VI, VII, VIII, and IX ("WEST III," "WEST V," "WEST VI," "WEST VII," "WEST VIII," and "WEST IX") asset-backed securitizations, revolving credit facility, and senior secured warehouse credit facility, typically acquire engines with a combination of equity capital and funds borrowed from financial institutions.

In 2025:

- The Company and its direct, wholly-owned subsidiary WEST VIII, closed WEST VIII's offering of $596.0 million in aggregate principal amount of fixed rate notes.
- The Company and its direct, wholly-owned subsidiary WEST IX, closed WEST IX's offering of $392.9 million in aggregate principal amount of fixed rate notes.
- The Company paid off both its WEST IV Series A and Series B 2018 term notes payable.

In order to facilitate financing and leasing of engines, most of our engines are generally owned through a statutory or common law trust that is wholly-owned by us or our subsidiaries. We usually borrow up to 85% of an engine's purchase price. Substantially all of our assets secure our related indebtedness. We typically acquire engines from airlines, engine manufacturers or from other lessors. From time to time, we selectively acquire engines prior to a firm commitment to lease or sell the engine, depending on the price of the engine and market demand with the expectation that we can lease or sell such engines in the future. Additionally, for discrete financing purposes, we may enter into bi-lateral and preferred financing arrangements from time to time.

HUMAN CAPITAL MANAGEMENT

The Company's human capital priorities are focused on attracting, developing, and retaining a skilled and engaged workforce to support its business strategy and long-term performance.

Employees

As of December 31, 2025, the Company employed a total of 475 employees worldwide across North America (United States and Canada), the United Kingdom, Europe, India, and Asia, working in sales and marketing, technical service, and administrative roles. Of these employees, 467 were full-time (excluding consultants). None of our employees are covered by a collective bargaining agreement, and we believe our employee relations are good.

Talent Attraction and Retention

The Company's talent attraction and retention efforts are focused on hiring the right talent and retaining employees in critical roles necessary to support operational effectiveness and business continuity. These efforts include initiatives aimed at reducing turnover in hourly operational positions. In addition, the Company emphasizes succession planning for leadership and other key roles to support continuity, mitigate talent risk, and maintain organizational capability.

Leadership Development and Capability Building

The Company's leadership development and capability-building efforts focus on ensuring that management practices, internal people processes, and organizational structures effectively support current operations and future growth. Existing management training programs and onboarding frameworks are reviewed to assess their relevance, consistency, and alignment with business needs across roles and geographies. These efforts are intended to strengthen leadership capability, support effective people management, and promote organizational clarity and accountability.

Culture, Engagement and Performance Practices

The Company emphasizes culture, engagement, and performance practices intended to support accountability, alignment, and employee engagement across the organization. These practices include an annual global employee engagement survey used to gather feedback and inform leadership priorities, as well as a performance management process that incorporates annual goal setting and year-end performance reviews to assess progress and establish objectives for the following year.

The Company also maintains an annual incentive compensation program, under which bonus awards are based on company performance and individual contribution, reinforcing alignment between employee performance and business results.

Total Rewards and Well-Being

The Company's total rewards and well-being strategy is designed to support the attraction, motivation, and retention of employees while aligning with business performance and market practices. The Company periodically reviews compensation programs to assess market competitiveness and internal equity and provides opportunities for annual merit-based increases and annual incentive compensation.

In addition, the Company offers a benefits program that includes health and wellness resources, with wellness initiatives aimed at promoting employee well-being, education and supporting a productive workforce.

All these strategies combined are to ensure alignment with operational and growth objectives.

INVESTMENT FUND PARTNERSHIPS

In December 2025, the Company entered into a new investment fund partnership with Liberty Mutual Investments ("LMI"), the investment firm for Liberty Mutual Group. The fund will invest up to $600 million in loan and loan-like engine financings and will be supported by a warehouse debt facility. The Company has a General Partner interest through its equity investment in the fund but is not the majority holder. LMI as the Limited Partner has substantive kick-out rights and can liquidate the fund upon a simple majority vote. Per ASC 810, "Consolidation," the fund is a Voting Interest Entity ("VOE") that the Company does not consolidate.

In December 2025, the Company entered into a new investment fund partnership with Blackstone Credit & Insurance ("BXCI") to invest in current and next generation aircraft engines. The fund plans to deploy over $1 billion into target asset types. The Company has a General Partner interest through its equity investment in the fund but is not the majority holder. BXCI as the Limited Partner has substantive kick-out rights and can liquidate the fund upon a simple majority vote. Per ASC 810, the fund is a VOE that the Company does not consolidate.

ITEM 1A.   RISK FACTORS

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially and adversely affected.

RISKS RELATING TO OUR BUSINESS

Risks Related to Our Operations

We are affected by the risks faced by commercial aircraft operators and MROs because they are our customers.

We operate as a supplier of engines, aircraft and related parts ("aviation equipment") to commercial aircraft operators and MROs and are indirectly impacted by many of the risks facing commercial aircraft operators and MROs. The ability of each of our lessees to perform their obligations under the relevant lease and the demand to purchase aviation equipment will depend primarily on the lessee's (or in the case of parts and materials, the purchaser's) financial condition and cash flow. This may be affected by factors beyond our control, including:

- general economic conditions in the countries in which our customers operate, including changes in gross domestic product;

- demand for air travel and air cargo shipments;

- increased competition;

- the availability of government support, which may be in the form of subsidies, loans (including export/import financing), guarantees, equity investments or otherwise;

- changes in interest rates and the availability and terms of credit available to commercial aircraft operators including covenants in financings, terms imposed by credit card issuers, collateral posting requirements contained in fuel hedging contracts and the ability of airlines and MROs to make or refinance principal payments as they come due;

- geopolitical and other events, including those arising from war, concerns about security, terrorism, war, pandemics and similar public health concerns and political instability;

- changing political conditions, including risk of rising protectionism and imposition of new trade barriers;

- inclement weather and natural disasters;

- environmental compliance and other regulatory costs, including noise regulations, emissions regulations, climate change initiatives, and aircraft age limitations;

- potential and actual cyberattacks, including information hacking, viruses and malware;

- labor contracts, labor costs and strikes or stoppages at commercial aircraft operators;

- operating costs, including the price and availability of fuel, maintenance costs, and insurance costs and coverages;

- technological developments, including the increasing use of Artificial Intelligence;

- airport access and air traffic control infrastructure constraints;

- industry capacity, utilization and general market conditions; and

- market prices for aviation equipment.

To the extent that our customers are negatively affected by these risk factors, we may experience:

- a decrease in demand for some types of aviation equipment in our portfolio;

- greater credit risks from our customers, and a higher incidence of lessee defaults and corresponding repossessions;

- an inability to quickly lease engines and aircraft on commercially acceptable terms when these become available through our purchase commitments and regular lease terminations;

- shorter lease terms, which may increase our expenses and reduce our utilization rates; and

- fewer opportunities to manage aviation equipment for other companies, and/or less profitable terms.

Our operating results vary and comparisons to results for preceding periods may not be meaningful.

Due to a number of factors, including the risks described in this Item 1A, our operating results may fluctuate. These fluctuations may also be caused by:

- the timing and number of purchases and sales of engines or aircraft;

- the timing and amount of maintenance reserve revenues recorded resulting from the termination of long-term leases, for which significant amounts of maintenance reserves may have accumulated;

- the termination or announced termination of production of particular aircraft and engine types;

- the retirement or announced retirement of particular aircraft models by aircraft operators;

- the operating history of any particular engine, aircraft or engine or aircraft model;

- the length of our operating leases; and

- the timing of necessary overhauls of engines and aircraft.

These risks may reduce our utilization rates, lease margins, maintenance reserve revenues, and proceeds from engine and aircraft sales, and result in higher legal, technical, maintenance, storage and insurance costs related to repossession and the cost of engines being off lease. As a result of the foregoing and other factors, the availability of engines and aircraft for lease or sale periodically experiences cycles of oversupply and undersupply of given engine or aircraft models. The incidence of an oversupply of engines or aircraft may produce substantial decreases in lease rates and the appraised and resale value of aviation equipment and may increase the time and costs incurred to lease or sell engines.

We anticipate that fluctuations from period to period will continue in the future. As a result, we believe that comparisons to results for preceding periods may not be meaningful and that results of prior periods should not be relied upon as an indication of our future performance.

We and our customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines or aircraft.

Licenses and consents

We and our customers operate in a highly regulated industry. A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import, or re-export of our engines or aircraft. Failure by our customers or us to obtain certain licenses and approvals could negatively affect our ability to conduct our business. In addition, the shipment of goods, services and technology across international borders subjects the operation of our assets to international trade laws and regulations. Moreover, many countries, including the United States, control the export and reexport of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Consents needed in connection with future leasing or sale of our engines or aircraft may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell engines or aircraft. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. If any such regulations or sanctions affect our customers, our business, prospects, financial condition, results of operations and cash flows may be materially adversely affected.

Civil aviation regulation

Users of engines and aircraft are subject to general civil aviation authorities, including the FAA and the EASA, who regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications to certain engine and aircraft types or series of specific engines that must be implemented for the engine or aircraft to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine, aircraft, or particular engine parts. Each lessee of an engine or aircraft generally is responsible for complying with all airworthiness directives. However, if the engine or aircraft is off lease, we may be forced to bear the cost of compliance with such airworthiness directives, and if the engine or aircraft is leased, subject to the terms of the lease, if any, we may be forced to share the cost of compliance.

Environmental regulation

Our operations and assets are subject to various U.S. federal, state and local laws and regulations, and non-U.S. laws and regulations related to the protection of the environment. We could incur substantial costs, including capital and other expenditures, complying with such requirements, as well as fines, penalties, or civil or criminal sanctions and third-party claims, if we were to violate or become liable under such laws or regulations. In addition, it is expected that the new U.S. administration will seek to enact changes to numerous areas of law and regulations currently in effect related to our industry. The nature, timing and economic effects of potential changes to the current legal and regulatory framework affecting our business under the current administration remain highly uncertain and may impact our results of operations, costs, or liabilities. There can be no assurance that any changes in laws, regulations or governmental policy will not have an adverse impact on our business.

Governmental regulations of noise and emissions levels may be applicable where the related airframe is registered and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with Stage III noise requirements. In addition to the current Stage III compliance requirements, the U.S. and the ICAO have adopted a more stringent set of Stage IV standards for noise levels which apply to engines manufactured or certified from 2006 onward. At this time, the U.S. regulations do not require any phase-out of aircraft that qualify only for Stage III compliance, but the EU has established a framework for the imposition of operating limitations on non-Stage IV aircraft. These regulations could limit the economic life of our engines and aircraft or reduce their value, could limit our ability to lease or sell the non-compliant engines or aircraft or, if modifications are permitted, require us to make significant additional investments in the engines or aircraft to make them compliant.

The U.S. and other jurisdictions are imposing more stringent limits on the emission of nitrogen oxide, carbon monoxide, and carbon dioxide emissions from engines, consistent with ICAO standards. Although, these limits generally apply only to engines manufactured after 1999, new laws could be passed in the future that also impose limits on older engines, thereby subjecting our older engines to existing or new emissions limitations or indirect taxation. These limits may also impact growth levels in air travel. In 2005, the EU launched an Emissions Trading System limiting greenhouse gas emissions by various industries and persons, including aircraft operators. However, in an April 2023 directive, the European Parliament and European Council adopted components of the European Commission's "Fit for 55" proposal, which will modify the ETS system by phasing out free emissions allowances for the aviation sector by 2026. The directive entered force in June 2023, and was required to be transposed into national law by member states by December 31, 2023. In addition, the ICAO has adopted the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), a global market-based scheme aimed at reducing carbon dioxide emissions from international aviation that will become mandatory in 2027. At least 126 countries, including the United States, have indicated that they will participate in the voluntary phase-in of CORSIA from 2024 onwards. Limitations on emissions, such as the ETS and CORSIA, could favor the use of younger, more fuel-efficient aircraft, since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient older engines and aircraft on a timely basis, on favorable terms, or at all. Concerns over global warming, climate change, or other environmental issues could result in more stringent limitations on the operation of older, non-compliant engines and aircraft.

Scrutiny of the airline industry and its potential negative impacts on the environment may result in decreased demand for air travel, which may in turn cause lessees to default on their lease payment obligations to us which would negatively affect our financial condition, cash flow and results of operations.

The airline industry has also come under increased scrutiny by the press, the public and investors regarding the impact of air travel on the environment, including emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other environmental impacts related to aircraft operations. If such scrutiny results in reduced air travel or increased costs to air travel, it may affect demand for our aircraft and engines, lessees' ability to make rental and other lease payments and reduce the value we receive for our aircraft and engines upon any disposition, which would negatively affect our financial condition, cash flow and results of operations. In addition, growing demand to transition to lower-carbon technologies, such as sustainable aviation fuels that may be developed over time, may increase our costs or reduce demand for our aircraft or engines or airline travel more generally.

We are subject to governmental regulation and our failure to comply with these regulations could cause the government to withdraw or revoke our authorizations and approvals to do business and could subject us to penalties and sanctions that could harm our business.

Governmental agencies throughout the world, including the FAA, highly regulate the manufacture, repair, and operation of all aircraft operated in the U.S. and equivalent regulatory agencies in other countries, such as the EASA in Europe, regulate aircraft operated in those countries. We include, with the aircraft, engines and related parts that we purchase, lease and sell to our customers, documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. With respect to a particular engine or engine component, we utilize FAA and/or EASA certified repair stations to repair and certify engines and components to ensure marketability. The revocation or suspension of any of our material authorizations or approvals would have an adverse effect on our business, financial condition, and results of operations. New and more stringent government regulations, if adopted and enacted, could have an adverse effect on our business, financial condition, and results of operations. In addition, certain product sales to foreign countries require approval or licensing from the U.S. government. Denial of export licenses could reduce our sales to those countries and could have a material adverse effect on our business.

Failure to comply with anti-corruption laws, trade controls, economic sanctions and similar laws and regulations could subject us to penalties and other adverse consequences.

Our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act ("FCPA") and other anti-bribery laws in other jurisdictions, including the UK Bribery Act 2010, export controls, and economic sanctions programs, including those administered by the U.S. Department of State, U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), and the Bureau of Industry and Security ("BIS") of the Department of Commerce.

As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA's prohibition on providing anything of value to foreign officials in connection with obtaining or retaining business or securing any improper business advantage. In addition, we must comply with various laws and regulations relating to the export of products and technology from the U.S. and other countries having jurisdiction over our operations. Obtaining the necessary export license or other authorization for a particular lease may be time-consuming and may result in the delay or loss of leasing opportunities.

We are also subject to certain economic and trade sanctions programs that are administered by OFAC, which prohibit or restrict transactions to or from, or dealings with, specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially designated nationals of those countries. It is possible that, without our knowledge, engines or other equipment that we export end up in the possession of individuals or entities that have been designated by OFAC or are located in a country subject to sanctions.

We have established policies and procedures designed to assist with our compliance with these laws and regulations. However, maintaining and enhancing our policies and procedures in response to changing laws and regulations or business circumstances can be costly and place restrictions on our operations, and we cannot guarantee that the precautions we take will prevent violations of anti-corruption and trade control laws and regulations. Violations of these regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts, and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, the costs associated with responding to a government investigation and remediating any violations can be substantial. Accordingly, violations could adversely affect, among other things, our reputation, business, financial condition, results of operations, and cash flows.

Our aircraft, engines or parts could cause bodily injury or property damage, exposing us to liability claims.

We are exposed to potential liability claims if the use of our aircraft, engines or parts is alleged to have caused bodily injury or property damage. Our leases require our lessees to indemnify us against these claims and to carry insurance customary in the air transportation industry, including liability, property damage, and all-risk hull insurance on our engines and on our aircraft at agreed upon levels. We can give no assurance that one or more catastrophic events will not exceed insurance coverage limits or that lessees' insurance will cover all claims that may be asserted against us. Any insurance coverage deficiency or default by lessees under their indemnification or insurance obligations may reduce our recovery of losses upon an event of loss or subject the Company to monetary losses for which recovery is unavailable.

Our financial reporting for lease revenue may be adversely impacted by any future change to lease accounting, as well as any future change to current tax laws or accounting principles pertaining to operating or other lease financing.

Our lessees enjoy favorable accounting and tax treatment generally by using operating leases. Changes in tax laws or accounting principles that make operating leases less attractive to our lessees could have a material adverse effect on demand for our leases and on our business.

Our consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States. If there are future changes in GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses and, therefore, could have a potential adverse effect on our business.

We may not be adequately covered by insurance.

By virtue of holding title to engines and aircraft, parties suffering damage as a result of the malfunction of an engine or aircraft may assert that lessors are strictly liable for the resulting losses. Such liability may be asserted even where the lessor is not directly controlling the operation of the relevant aircraft. While we maintain contingent insurance covering losses not covered by our lessees' insurance, such coverage may not be available in circumstances in which the lessees' insurance coverage is insufficient. In addition, if a lessee is not obligated to maintain sufficient insurance, we may incur the costs of additional insurance coverage during the related lease. Under certain of our debt facilities, we are required to obtain political risk insurance for leases to lessees in specified jurisdictions. We can give no assurance that such insurance will be available at commercially reasonable rates, if at all.

We and our lenders generally are named as additional insureds on liability insurance policies carried by our lessees and are usually the loss payees for damage to our engines and aircraft. However, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect upon us. A loss of an aircraft in which we lease the airframe, an engine or other leased equipment could result in significant monetary claims for which there may not be sufficient insurance coverage.

Natural disasters, public health emergencies, and other business disruptions could cause significant harm to our customer base, which may materially adversely affect our business, results of operations, and financial condition.

Our U.S. and international operations and warehouse facilities are susceptible to losses and interruptions caused by floods, hurricanes, earthquakes, wildfires, typhoons, and similar natural disasters, public health emergencies, as well as power outages, telecommunications failures, and similar events. Climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events and other natural disasters.

A decrease in air travel, lack of demand for air travel, or downturn in the aviation industry caused by public health emergencies or natural disasters could result in lower utilization of our engine and aircraft assets, which could in turn materially and adversely affect our business, financial condition and results of operations. In addition, the occurrence of natural disasters and health emergency or similar events in any of the regions in which we operate could disrupt and materially and adversely impact the operations of our business.

Cyberattacks or other information security breaches could adversely affect our business, operating results and financial condition.

Our operations are becoming increasingly dependent on information technologies. Threats to our information technology systems continue to grow, and include, among other things, power outages, natural disasters, malware, ransomware, phishing, computer viruses, human error, and unexpected complications as our information technology systems are maintained or upgraded. Significant damage or interruption to our information technology systems, including cyberattacks, could lead to the loss of sensitive information, including that of our customers, suppliers, and employees, result in operational disruption, or require expensive investment to fix or replace our information technology systems. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs, and liabilities. In turn, this could adversely affect our business strategy, operating results, and financial condition.

We have been subject to cybersecurity incidents in the past and may be again in the future. Due to the evolving nature and increased sophistication of these cybersecurity threats, the potential impact of any future incident cannot be predicted with certainty. Although we employ a number of measures to prevent, detect and mitigate these threats, even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk. Any such incidents could have a material adverse effect on our results of operations and financial condition, especially if we fail to maintain sufficient insurance coverage to cover liabilities incurred or are unable to recover any funds lost in data, security and/or system breaches, and could result in a material adverse effect on our business and results of operations.

Moreover, we may face increased costs as we continue to evolve our cyber defenses in order to contend with changing risks, and possible increased costs of complying with cybersecurity laws and regulations. These costs and losses associated with these risks are difficult to predict and quantify, but could have a significant adverse effect on our operating results.

Risks Related to Our Aviation Assets

The value and lease rates of our engines and aircraft could decline.

The value of a particular model of engine depends heavily on the types of aircraft on which it may be installed and the supply of available engines. We believe engine values tend to be relatively stable so long as there is sufficient demand for the host aircraft. The demand for aircraft depends on numerous factors, including age, technology, and customer preference. We believe the value of an engine begins to decline rapidly once the host aircraft begins to be retired from service and/or is used for spare parts in significant numbers. Certain types of engines and aircraft may be used in significant numbers by commercial aircraft operators that are currently experiencing financial difficulties. If such operators were to file for protection under bankruptcy laws or commence liquidation or similar proceedings, the resulting over-supply of engines and aircraft from these operators could have an adverse effect on the demand for the affected engine and aircraft types and the value of such aviation equipment.

Upon termination of a lease, we may be unable to enter into new leases or sell the affected aviation equipment on acceptable terms.

We directly or indirectly own the aviation equipment that we lease to customers and bear the risk of not recovering our entire investment through leasing and selling the applicable equipment. Upon termination of a lease, we seek to enter a new lease, sell or part-out the applicable aviation equipment. We also selectively sell aviation equipment on an opportunistic basis. We cannot give assurance that we will be able to find, in a timely manner or at all, a lessee or a buyer for aviation equipment coming off-lease or for the associated parts. If we do find a lessee, we may not be able to obtain satisfactory lease rates and terms (including maintenance and redelivery conditions) or rates and terms comparable to our current leases, and we can give no assurance that the creditworthiness of any future lessee will be equal to or better than that of the existing lessees of our equipment. As of December 31, 2025, engines on-lease with lease terms of 12 months or less and engines off-lease constituted approximately 50% of our assets. These engines may frequently need to be remarketed, which could drive up our operating costs associated with such equipment. Such higher operating costs could have a material, adverse impact on our results of operations and profitability.

Although leases of engines account for most of our revenue, leases of aircraft expose us to greater risks than leases of engines and these risks could materially impact our financial condition and results of operations.

We are exposed to a number of risks related to our aircraft leasing activities. For example, leases of aircraft subject us to greater maintenance risks because the maintenance fees we charge may not cover aircraft maintenance costs that may be higher than anticipated. In addition, we face greater credit risk from lessees in this line of business as the assets that we lease to them tend to have higher net book values than individual engines. Moreover, aircraft technology is constantly improving and, as a result, particular models and types of aircraft tend to become less in demand and ultimately obsolete over time as newer, more advanced and efficient aircraft become available. Consequently, we may experience difficulty in leasing or selling aircraft. Any of these risks could have a material adverse impact on our financial condition and results of operations.

We carry the risk of maintenance for our leased assets. Our maintenance reserves may be inadequate or lessees may default on their obligations to perform maintenance, which could increase our expenses.

Under most of our engine and aircraft leases, the lessee makes monthly maintenance reserve payments to us based on the asset's usage and management's estimate of maintenance costs. A certain level of maintenance reserve payments on the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL engines are held in related engine reserve restricted cash accounts. Generally, the lessee under long-term leases is responsible for all scheduled maintenance costs, even if they exceed the amounts of maintenance reserves paid. As of December 31, 2025, 56 of our leases comprising approximately 20% of the net book value of our on-lease assets do not provide for any monthly maintenance reserve payments to be made by lessees, and we can give no assurance that future leases of our engines or aircraft will require maintenance reserves. In some cases, including engine and aircraft repossessions, we may decide to pay for refurbishments or repairs if the accumulated use fees are inadequate.

We can give no assurance that our operating cash flows and available liquidity reserves, including the amounts held in the reserve restricted cash accounts, will be sufficient to fund necessary engine and aircraft maintenance. Actual maintenance reserve payments by lessees and other cash that we receive may be significantly less than projected as a result of numerous factors, including defaults by lessees. Furthermore, we can provide no assurance that lessees will meet their obligations to make maintenance reserve payments or perform required scheduled maintenance or, to the extent that maintenance reserve payments are insufficient, to cover the cost of refurbishments or repairs.

Failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and aircraft and our ability to re-lease the engines and aircraft in a timely manner following termination of the leases.

The value and income producing potential of an engine or aircraft depends heavily on it being maintained in accordance with an approved maintenance system and complying with all applicable governmental directives and manufacturer requirements. In addition, for an engine or aircraft to be available for service, all records, logs, licenses and documentation relating to maintenance and operations of the engine or aircraft must be maintained in accordance with governmental and manufacturer specifications.

Pursuant to our leases, the lessees are primarily responsible for maintaining the engines or aircraft, keeping related records and complying with governmental directives and manufacturer requirements. Certain lessees have experienced, and may experience in the future, difficulties meeting their maintenance and recordkeeping obligations as specified by the terms of our leases.

Our ability to determine the condition of the engines or aircraft and whether the lessees are properly maintaining our assets is generally limited to the lessees' reporting of monthly usage and any maintenance performed, confirmed by periodic inspections performed by us and third parties. A lessee's failure to meet its maintenance or recordkeeping obligations under a lease could result in:

- grounding of the related engine or aircraft;

- repossession that would likely cause us to incur additional and potentially substantial expenditures to restore the engine or aircraft to an acceptable maintenance condition;

- a need to incur additional costs and devote resources to recreate the records prior to the sale or lease of the engine or aircraft;

- loss of lease revenue while we perform refurbishments or repairs and recreate records; and

- a lower lease rate and/or shorter lease term under a new lease entered into by us following repossession of the engine or aircraft.

Any of these events may adversely affect the value of the engine or aircraft, unless and until remedied, and reduce our revenues and increase our expenses. If aviation equipment is damaged during a lease and we are unable to recover our damages from the lessee or though insurance, we may incur a loss.

The advent of superior engine and aircraft technology and higher production levels could cause our existing portfolio of aviation equipment to become outdated and therefore less desirable.

As manufacturers introduce technological innovations and new types of engines and aircraft, certain engines and aircraft in our existing portfolio of aviation equipment may become less desirable to potential lessees or purchasers. This next generation of engines and aircraft is expected to deliver improved fuel consumption and reduced noise and emissions with lower operating costs compared to current-technology aircraft.

The introduction of new models of engines and aircraft and the potential resulting overcapacity in supply, could adversely affect the residual values and the lease rates for our engines and aircraft, our ability to lease or sell our engines and aircraft on favorable terms, or at all, or result in us recording future impairment charges.

Our customers face intense competition and some carriers are in troubled financial condition.

As a general matter, commercial aircraft operators with weak capital structures are more likely than well-capitalized operators to seek operating leases, and, at any time, investors should expect some lessees and sub-lessees to experience payment difficulties. As a result of such commercial aircraft operators' weak financial condition and lack of liquidity, a portion of lessees over time may be significantly in arrears in their rental or maintenance payments and may default on their lease obligations. Given the size of our portfolio of engines and aircraft, we expect that from time to time some lessees will be slow in making, or will fail to make, their payments in full under their leases. As of December 31, 2025, we had an aggregate of approximately $3.8 million in lease rent and $3.3 million in maintenance reserve payments more than 30 days past due, compared to $3.9 million in lease rent and $3.6 million in maintenance reserve payments more than 30 days past due as of December 31, 2024. Our inability to collect receivables or to repossess engines, aircraft or other leased equipment in the event of a default by a lessee could have a material adverse effect on us.

We may not correctly assess the credit risk of each lessee or may not be in a position to charge risk-adjusted lease rates, and lessees may be unable to meet their financial and other obligations under our leases in the future. A delayed, reduced, or missed rental payment from a lessee may decrease our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness or to comply with financial covenants in our loan documents (see "Our Financing Facilities Impose Restrictions on our Operations"). While we typically experience some level of delinquency under our leases, default levels may increase over time, particularly as our portfolio of engines and aircraft ages or if economic conditions deteriorate.

Various airlines have filed for bankruptcy in the U.S. and in foreign jurisdictions, with some seeking to restructure their operations and others ceasing operations entirely. In the case of airlines that are restructuring, such airlines often reduce their flights or eliminate the use of certain types of aircraft and the related engine types. Applicable bankruptcy laws often allow these airlines to terminate leases early and to return our engines or aircraft without meeting the contractual return conditions. In that case, we may not be paid the full amount, or any part, of our claims for these lease terminations. Alternatively, we might negotiate agreements with those airlines under which the airline continues to lease the engine or aircraft, but under modified lease terms. If requests for payment restructuring or rescheduling are made and granted, reduced or deferred rental payments may be payable over all or some part of the remaining term of the lease, although the terms of any revised payment schedules may be unfavorable and such payments may not be made. In the case of an airline which has ceased operations entirely, in addition to the risk of nonpayment, we face the enhanced risk of deterioration or total loss of an engine or aircraft while it is under uncertain custody and control. In that case, we may be required to take legal action to secure the return of the engine or aircraft and its records or, alternatively, to negotiate a settlement under which we can immediately recover the engine or aircraft and its records in exchange for waiving subsequent legal claims.

We may not be able to repossess an engine or aircraft when the lessee defaults, and even if we are able to repossess the engine or aircraft, we may have to expend significant funds in the repossession, remarketing and leasing of the asset.

When a lessee defaults and such default is not cured in a timely manner, we typically seek to terminate the lease and repossess the engine or aircraft. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult, expensive and time-consuming. We may not realize any practical benefits from our legal rights, and we may need to obtain consents to export the engine or aircraft. As a result, the relevant asset may be off-lease or not producing revenue for a prolonged period. In addition, we will incur direct costs associated with repossessing our engine or aircraft. These costs may include legal and similar costs, the direct costs of transporting, storing and insuring the engine or aircraft, and costs associated with necessary maintenance and recordkeeping to make the asset available for lease or sale. During this time, we will realize no revenue from the leased engine or aircraft, and we will continue to be obligated to pay any debt financing applicable to the asset. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes may depend on the cooperation of the airframe owner.

Risks Related to Our Orders of New Engines

We have committed to purchase new engines in 2026 with an aggregate value of up to $244.5 million. Our ability to lease these assets on favorable terms, if at all, may be adversely affected by risks to the commercial airline industry generally. If we are unable to obtain commitments for the remaining deliveries or otherwise satisfy our contractual obligations to the engine manufacturers, we will be subject to several potential risks, including:

- forfeiting advance deposits, as well as incurring certain significant costs related to these commitments, such as contractual damages and legal, accounting, and financial advisory expenses;

- defaulting on any future lease commitments we may have entered into with respect to these engines, which could result in monetary damages and strained relationships with lessees;

- failing to realize the benefits of purchasing and leasing the engines; and

- risking harm to our business reputation, which would make it more difficult to purchase and lease engines in the future on agreeable terms, if at all.

Risks Related to Our Capital Structure

Our level of indebtedness and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations, including the notes, and make it more difficult for us to fund our operations.

As of December 31, 2025, we had $2.7 billion of indebtedness outstanding. In addition, on such date, we had approximately $350.0 million of borrowing availability under our revolving credit facility. Our level of indebtedness could have important negative consequences to you and us, including: we may have difficulty servicing our indebtedness; we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes; we will need to use a portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities; our debt level increases our vulnerability to general economic downturns and adverse industry conditions; our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general; our leverage could place us at a competitive disadvantage compared to our competitors that have less debt; and our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, may require us to maintain specified financial ratios and will limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Our future growth and profitability will depend on our ability to acquire aviation equipment and make other strategic investments. As a result, our inability to obtain sufficient capital to finance these acquisitions would constrain our ability to grow our portfolio and to increase our revenues.

Our business is capital intensive and highly leveraged. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our portfolio of engines, aircraft, and strategic investments is dependent, in part, on the appraised value of such engines, aircraft, and investments. If the appraised value of our portfolio declines, we may be required to either refrain from borrowings or reduce the principal outstanding under certain of our debt facilities.

A significant increase in our cost to acquire engines and aircraft, or in our cost of strategic investments, due to increased interest expense or cost of capital will make it more difficult for us to make accretive acquisitions. The disruptions may also adversely affect our ability to raise additional capital to fund our continued growth. Although we have adequate debt commitments from our lenders, assuming they are willing and able to meet their contractual obligation to lend to us, market disruptions may adversely affect our ability to raise additional equity capital to fund future growth, requiring us to rely on internally generated funds. This would lower our rate of capital investment which, in turn, could materially and adversely affect the business and the Company's results of operations.

We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities, could result in increased funding costs and would limit our ability to:

- meet the terms and maturities of our existing and future debt facilities;

- add new equipment to our portfolio;

- fund our working capital needs and maintain adequate liquidity; and

- finance other growth initiatives.

Our financing facilities impose restrictions on our operations.

We have, and expect to continue to have, various credit and financing arrangements with third parties. These financing arrangements are secured by all or substantially all of our assets. Our existing credit and financing arrangements require us to meet certain financial condition tests. Our revolving credit facility prohibits our purchasing or redeeming stock, or declaring or paying dividends on shares of any class or series of our common or preferred stock if an event of default under such facility has or will occur and remains uncured. The agreements governing our debt, including the issuance of notes by WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX, as well as the loans under our senior secured warehouse credit facility, also include restrictive financial covenants. A breach of those and other covenants could, unless waived or amended by our creditors, result in a cross-default to other indebtedness and an acceleration of all or substantially all of our debt. We have obtained waivers and amendments to our financing agreements in the past, but we cannot provide any assurance that we will receive such waivers or amendments in the future if we request or require them. If our outstanding debt is accelerated at any time, we likely would have little or no cash or other assets available after payment of our debts, which could cause the value or market price of our outstanding equity securities to decline significantly and we would have few, if any, assets available for distributions to our equity holders in liquidation.

We are exposed to interest rate risk on our leases, which could have a negative impact on our margins.

We are affected by fluctuations in interest rates. Our lease rates are generally fixed, and a portion of our debt bears variable rate interest based on one-month term Secured Overnight Financing Rate ("SOFR"), so changes in interest rates directly affect our lease margins. From time to time, we seek to reduce our interest rate volatility and uncertainty through hedging with interest rate derivative contracts with respect to a portion of our debt. Our lease margins, earnings and cash flows may be adversely affected by increases in interest rates. To the extent we do not have hedges or other derivatives in place, or if our hedges or other derivatives do not mitigate our interest rate exposure from an economic standpoint, we would be adversely affected by increasing interest rates. One-month term SOFR was approximately 3.87% and 4.37% on December 31, 2025 and 2024, respectively.

An increase in interest rates or in our borrowing margin would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt bears interest at floating rates. As a result, to the extent we have not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase our cost of servicing our debt and could materially and adversely affect our results of operations, financial condition, liquidity, and cash flows.

In addition, we regularly refinance our indebtedness. If interest rates or our borrowing margins increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced, the cost of servicing our debt would increase and our results of operations, financial condition, liquidity, and cash flows could be materially and adversely affected.

We have risks in managing our portfolio of engines to meet customer needs.

The relatively long life cycles of aircraft and jet engines can be shortened by world events, government regulation, or customer preferences. We seek to manage these risks by trying to anticipate demand for particular engine and aircraft types, maintaining a portfolio mix of engines that we believe is diversified, will have long-term value, and will be sought by lessees in the global market for jet engines, and by selling engines and aircraft that we expect will experience obsolescence or declining usefulness in the foreseeable future.

Each of the WEST finance vehicles and our senior secured warehouse credit facility have various limitations on how we, as servicer, are allowed to manage the trusts. These restrictions include, but are not limited to, total replacement funds held during a given 12-month period and lifetime of the trust, below value dispositions as well as limitations on sales subject to part out agreements.

These limitations on our ability to sell equipment in our portfolio could diminish our ability to manage and optimize our portfolio of airline equipment and, as a result, could have a material and adverse impact on our results of operations, financial condition, liquidity, and cash flows.

Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due.

In addition to being capital intensive and highly leveraged, our business also requires that we maintain sufficient liquidity to enable us to contribute the non-financed portion of engine and aircraft purchases as well as to service our payment obligations to our creditors as they become due, despite the fact that the timing and amounts of payments under our leases do not match the timing under our debt service obligations. Our restricted cash is unavailable for general corporate purposes. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on our ability to continue to maintain sufficient liquidity, cash, and available credit under our credit facilities. Our liquidity could be adversely impacted if we are subjected to one or more of the following: a significant decline in lease revenues, a material increase in interest expense that is not matched by a corresponding increase in lease rates, a significant increase in operating expenses, or a reduction in our available credit under our credit facilities. If we do not maintain sufficient liquidity, our ability to meet our payment obligations to creditors or to borrow additional funds could become impaired as could our ability to make dividend payments or other distributions to our equity holders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Position, Liquidity and Capital Resources."

Inflation may adversely affect us by increasing costs beyond what we can recover through price increases.

In prior years, inflation rates have increased throughout the U.S. economy. Increased inflation rates can adversely affect us by increasing our costs of labor, goods, and other operating costs and may reduce demand for air travel. In addition, inflation is often accompanied by higher interest rates, which could reduce the fair value of our outstanding debt obligations. In an inflationary environment, depending on airline industry and other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margins. We have experienced, and continue to experience, increases in the prices of labor and other costs of providing service. Continued inflationary pressures could impact our profitability and have a material adverse effect on our business, results of operations and financial condition.

Risks Related to The Common Stock Trading Price

The Company's common stock trading price may be affected by numerous factors that may impose a financial risk on the Company's stockholders.

The trading price of our common stock may fluctuate due to many factors, including but not limited to the following:

- risks relating to our business described in this Annual Report;

- sales or purchases of our securities by a few stockholders or even a single significant stockholder;

- general economic conditions;

- changes in accounting mandated under GAAP;

- quarterly variations in our operating results;

- our financial condition, performance and prospects;

- changes in dividends on our common stock;

- changes in financial estimates by us;

- the level, direction and volatility of interest rates and expectations of changes in rates;

- the market for securities similar to our common stock;

- changes in our capital structure, including additional issuances by us of debt or equity securities; and

- failure to maintain effective internal controls over financial reporting.

As it relates to changes in dividends on our common stock, the declaration and payment of future dividends are dependent on many factors, including, but not limited to, our financial condition, and are at the discretion of the Company's Board of Directors. If the Company fails to meet expectations related to dividends, the price of the Company's common stock may decline. In addition, the U.S. stock markets have experienced price and volume volatility that have affected many companies' stock prices, often for reasons unrelated to the operating performance of those companies.

Risks Related to Our Foreign Operations

A substantial portion of our lease revenue comes from foreign customers, subjecting us to divergent regulatory requirements.

For the year ended December 31, 2025, approximately 69% of our lease rent revenue was generated by leases to foreign customers. Such international leases present risks to us because certain foreign laws, regulations, and judicial procedures may not be as protective of lessor rights as those which apply in the U.S. We are also subject to risks of foreign laws that affect the timing and access to courts and may limit our remedies when collecting lease payments and recovering assets. We also can give no assurance that political instability abroad and changes in the policies of foreign nations will not present expropriation risks in the future that are not covered by insurance.

Substantially all of our leases require payments in U.S. dollars but many of our customers operate in other currencies; if foreign currencies devalue against the U.S. dollar, our lessees may be unable to make their payments to us.

Substantially all of our current leases require that payments be made in U.S. dollars. If the currency that our lessees typically use in operating their businesses devalues against the U.S. dollar, those lessees could encounter difficulties in making payments in U.S. dollars. Furthermore, many foreign countries have currency and exchange laws regulating international payments that may impede or prevent payments from being paid to us in U.S. dollars. Future leases may provide for payments to be made in euros or other foreign currencies. Any change in the currency exchange rate that reduces the amount of U.S. dollars obtained by us upon conversion of future lease payments denominated in euros or other foreign currencies, may, if not appropriately hedged by us, have a material adverse effect on us and increase the volatility of our earnings. If payments on our leases are made in foreign currency, our risks and hedging costs will increase.

We operate globally and are affected by our customers' local and regional economic and other risks.

We believe that our customers' growth and financial condition are driven by economic growth in their service areas. The largest portion of our foreign lease revenues comes from the Asia-Pacific and European regions. Some of these airline operations are among the most heavily regulated in the world. At the same time, low-cost carriers have exerted substantial competitive and financial pressure on major Asia-Pacific and European airlines. Low-cost carriers are having similar effects in North America and elsewhere.

We are also exposed to the specific economic, geopolitical and political conditions and associated risks of the Asia-Pacific and European regions. These risks can include economic recessions, regional impacts of epidemic diseases, burdensome local regulations, armed conflicts or, in extreme cases, increased risks of requisition or other loss of our engines and aircraft and risks of wide-ranging sanctions prohibiting us from leasing in certain jurisdictions. These risks can be exacerbated in jurisdictions where we have a concentration of customers or assets. An adverse geopolitical, political or economic event in any region or country in which our lessees or our engines and aircraft are concentrated could affect the ability of our lessees to meet their obligations to us, expose us to legal or political risks associated with the affected jurisdictions, or impact our ability to recover our assets all of which could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations and our ability to comply with financial covenants.

We have 69 lessees in 37 countries, and our business is exposed to geopolitical and economic risks beyond our control. Currently, global markets are experiencing volatility and uncertainty connected to the United States-Israel-Iran war and U.S intervention in Venezuela. Following the February 2026 missile strikes in Iran, there has been increased instability, including airspace closures in the Middle East, damage to airports, the de facto closure of Strait of Hormuz, a waterway that transports approximately 20% of the world's petroleum. The duration and impact of these ongoing armed conflicts, and the potential of these conflicts spreading to more regions is uncertain and could adversely affect the global economy, financial markets, our customers and in turn us. Any such disruptions may also heighten the impacts of other risks described in this Annual Report.

We may not be able to enforce our rights as a creditor if a lessee files for bankruptcy outside of the U.S.

When a debtor seeks protection under the United States Bankruptcy Code ("Bankruptcy Code"), creditors are automatically stayed from enforcing their rights. In the case of U.S.-certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. Section 1110 has been the subject of significant litigation, and we can give no assurance that Section 1110 will protect our investment in aircraft or engines in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the U.S. and applicable foreign laws may not provide comparable protection.

Liens on our engines or aircraft could exceed the value of such assets, which could negatively affect our ability to repossess, lease or sell a particular engine or aircraft.

Liens that secure the payment of repairers' charges or other liens may, depending on the jurisdiction, attach to engines and aircraft. Engines also may be installed on airframes to which liens unrelated to the engines have attached. These liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens, exceed the value of the particular engine or aircraft to which the liens have attached. In some jurisdictions, a lien may give the holder the right to detain or, in limited cases, sell or cause the forfeiture of the engine or aircraft. Such liens may have priority over our interest as well as our creditors' interests in the engines or aircraft, either because they have such priority under applicable local law or because our creditors' security interests are not filed in jurisdictions outside the U.S. These liens and lien holders could impair our ability to repossess and lease or sell the engines or aircraft. We cannot give assurance that our lessees will comply with their obligations to discharge third-party liens on our assets. If they do not, we may, in the future, find it necessary to pay the claims secured by such liens to repossess such assets.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of a lessee bankruptcy or lease default while the aircraft with the engine installed remains in such a jurisdiction. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions.

Changes to trade policy, tariff, sanction and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. or international, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories or countries where we currently conduct our business, could adversely affect our business. The executive branch of the U.S. government has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on corporations or countries, and other government regulations affecting trade between the U.S. and other countries that will affect the manner in which we conduct our business. Trading partners of the U.S. have also implemented and threatened to implement retaliatory tariffs and/or other impediments to trade.

As a result of new or threatened tariffs, sanctions and/or impediments to trade, both from the U.S. and other countries, there may be greater restrictions and economic disincentives on international trade. The new or threatened tariffs, sanctions and other changes in trade policy could trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing tariffs and/or economic sanctions on certain U.S. goods. The impact of these tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available. A significant portion of our business could be impacted by changes to the trade policies of the U.S. and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry, and the global demand for our products and services, and as a result, could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Competition and Corporate Structure

Intense competition in our industry, particularly with major companies with substantially greater financial, personnel, marketing and other resources, could cause our revenues and business to suffer.

The engine and aircraft leasing and related services industry is highly competitive and global. Our primary competitors include AerCap Holdings N.V., Shannon Engine Support Ltd., Pratt & Whitney, Rolls-Royce Partners Finance, Engine Lease Finance Corporation, FTAI Aviation LTD., MTU Aero Engines Holding AG, SMBC Aero Engine Lease B.V., and StandardAero, Inc.

Our primary competitors generally have significantly greater financial, personnel and other resources, as well as a physical presence in more locations, than we do. In addition, competing engine lessors may have lower costs of capital and may provide financial or technical services or other inducements to customers, including the ability to sell or lease aircraft, offer maintenance and repair services, or provide other forms of financing that we do not provide. We cannot give assurance that we will be able to compete effectively or that competitive pressures will not adversely affect us.

There is no organized market for the spare engines or the aircraft we purchase. Typically, we purchase engines and aircraft from commercial aircraft operators, engine manufacturers, MROs and other suppliers. We rely on our representatives, advertisements, and reputation to generate opportunities to purchase and sell engines and aircraft. The market for purchasing engine and aircraft portfolios is highly competitive, generally involving an auction bidding process. We can give no assurance that engines and aircraft will continue to be available to us on acceptable terms and in the types and quantities we seek consistent with the diversification requirements of our debt facilities and our portfolio diversification goals.

Substantially all of our assets are pledged to our creditors.

Substantially all of our assets are pledged to secure our obligations to creditors. Our revolving credit and senior secured warehouse credit banks have a lien on all of our assets, including our residual interests in WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL. Due to WEST III's, WEST V's, WEST VI's, WEST VII's, WEST VIII's, WEST IX's, and WWFL's bankruptcy remote structures, that interest is subject to the prior payments of WEST III's, WEST V's, WEST VI's, WEST VII's, WEST VIII's, WEST IX's, and WWFL's debt and other obligations. Therefore, our rights and the rights of our creditors to participate in any distribution of the assets of WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL upon liquidation, reorganization, dissolution or winding up will be subject to the prior claims of WEST III's, WEST V's, WEST VI's,

WEST VII's, WEST VIII's, WEST IX's, and WWFL's creditors. Similarly, the rights of our shareholders are subject to satisfaction of the claims of our lenders and other creditors.

We experience risks related to customer concentration.

While we strive to ensure we lease our assets to a diverse group of participants in the commercial aviation industry, we can be subject to customer concentration risks. For instance, in 2025, one customer accounted for approximately 13% of total lease rent revenue, and in 2024, two customers accounted for approximately 11%, each, of total lease rent revenue. In addition, as of December 31, 2025, one customer accounted for 15% of total receivables, and as of December 31, 2024, one customer accounted for 11% of total receivables. To the extent that any customer that leases a significant number of our assets experiences financial or other hardships it could have an adverse effect on our results of operations and financial condition.

We may be unable to manage the expansion of our operations.

We can give no assurance that we will be able to manage effectively the current and potential expansion of our operations, or that if we are successful expanding our operations that our systems, procedures, or controls will be adequate to support our operations, in which event our business, financial condition, results, and cash flows could be adversely affected.

Any acquisition or expansion involves various risks, which may include some or all of the following:

- incurring or assuming additional debt;

- diversion of management's time and attention from ongoing business operations;

- future charges to earnings related to the possible impairment of goodwill and the write down of other intangible assets;

- risks of unknown or contingent liabilities;

- difficulties in the assimilation of operations, services, products and personnel;

- unanticipated costs and delays;

- risks that the acquired business does not perform consistently with our growth and profitability expectations;

- risks that growth will strain our infrastructure, staff, internal controls, and management, which may require additional personnel, time, and expenditures; and

- potential loss of key employees and customers.

Any of the above factors could have a material adverse effect on us.

We are effectively controlled by one principal stockholder who has the power to contest the outcome of most matters submitted to the stockholders for approval and to affect our stock prices adversely if he were to sell substantial amounts of his common stock.

Charles F. Willis, IV, who is the founder of WLFC and currently serves as our Executive Chairman, has served as a Director since our establishment in 1985, served as Chief Executive Officer from 1985 until 2022, served as President until 2011, and has served as Chairman of the Board of Directors from 1996 until 2022, when he became Executive Chairman.

As of December 31, 2025, Mr. Willis beneficially owned or had the ability to direct the voting of 3,075,576 shares of our common stock, representing approximately 40% of the issued shares of our common stock. As a result, Mr. Willis effectively controls the Company and has the power to contest the outcome of substantially all matters submitted to our stockholders for approval, including the election of the Company's Board of Directors. This concentration of ownership and decision making may make it more difficult for other stockholders to effect substantial changes in our company and may also have the effect of delaying, preventing or expediting, as the case may be, a change in control of our Company. In addition, future sales by Mr. Willis of substantial amounts of the Company's common stock, or the potential for such sales, could adversely affect the prevailing market price of the Company's common stock.

Our business might suffer if we were to lose the services of certain key employees.

Our business operations depend upon our key employees, including our executive officers. Loss of any of these employees, particularly our Executive Chairman, could have a material adverse effect on our business as our key employees have specialized knowledge of our industry and customers and would be difficult to replace.

We are the servicer and administrative agent for the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX facilities and the servicer agent for WWFL, and our cash flows would be materially and adversely affected if we were removed from these positions.

We are the servicer and administrative agent with respect to engines in the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX facilities and the servicer agent with respect to engines in WWFL. We receive monthly fees of 11.5% as servicer (3.5% of which is subordinated in each case) and 2.0% as administrative agent of the aggregate net rents actually received by WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX on their engines. We receive monthly fees of 8.0% as servicer (3.5% of which is subordinated in each case) of the aggregate net rents actually received by WWFL for WWFL engines. We may be removed as servicer and or administrative agent of our WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL facilities by an affirmative vote of a requisite number of the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL note holders. Such vote could happen upon the occurrence of certain specified events as outlined in the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL servicing and or administrative agency agreements.

As of December 31, 2025, we were in compliance with the financial covenants set forth in the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL servicing and or administrative agency agreements. There can be no assurance that we will be in compliance with these covenants in the future or will not otherwise be terminated as servicer and or administrative agent for the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and or WWFL facilities. If we are removed from such role with those facilities, our expenses would increase as our consolidated VIE's WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL would have to hire an outside provider to replace the servicer and administrative agent functions, and we would be materially and adversely affected. Consequently, our business, financial condition, results of operations and cash flows would be adversely affected.

Provisions in Delaware law and our charter and bylaws might prevent or delay a change of control.

Certain provisions of law, our amended certificate of incorporation, bylaws and amended rights agreement could make the following more difficult: (1) an acquisition of us by means of a tender offer, a proxy contest or otherwise, and (2) the removal of incumbent officers and directors.

Our Board of Directors has authorized the issuance of shares of Series A Preferred Stock, by us and to Development Bank of Japan Inc. ("DBJ"), with American Stock Transfer and Trust Company serving as rights agent. The rights agreement could make it more difficult to proceed with and tends to discourage a merger, tender offer or proxy contest. Our amended certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent and, in certain circumstances relating to acquisitions or other changes in control, requires an 80% super majority vote of all outstanding shares of our common stock. Our bylaws also limit the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice.

Risks Related to Our Investment Fund Partnerships

Valuations for the investment fund partnerships are inherently uncertain and are not an indicator for actual realizations.

We have entered into two investment partnerships that we do not consolidate but that do affect our financial results. We value the illiquid investments held by our investment fund partnerships based on our estimate of their fair value as of the valuation date, which is based, among other things, third-party appraisals and or interest rates that approximate prevailing market rates through observable inputs. Furthermore, we will recognize carried interest, based in part, on these estimated fair values. As these valuations are inherently uncertain, they may fluctuate greatly from period to period. There can be no assurance that the investment values that we record from time to time will ultimately be realized. If investment values turn out to be materially different, fund investors may lose confidence which could, in turn, result in liquidation of the fund or difficulties in raising additional capital.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

RISK MANAGEMENT AND STRATEGY

Our cybersecurity program works to address, identify, and mitigate the material risk that may arise from a cybersecurity threat. Our goal is to continually assess the current known risks and work towards both predicting and combating future risks that may arise in our business and the industry at large. As discussed below, we employ a range of mitigation strategies that aid us in protecting our customers from cybersecurity risks.

As part of the Company's overall risk mitigation strategy, the Company has policies, controls, and procedures in place for assessing, identifying, and managing material risks from cybersecurity threats, including, but not limited to:

- Reviewing financial reporting systems and subsystems to ensure that access is limited to approved users;

- Reviewing data recorded, processed, and reported to ensure that the data remains complete, accurate, and valid;

- Conducting regular network and endpoint monitoring and vulnerability assessments to improve our information systems;

- Reviewing system changes of financial reporting significance to ensure that they have been authorized and appropriately tested before being moved to production;

- Monitoring and identifying cybersecurity threats in connection with the use of third-party providers;

- Responding to and remediating any incident of damage or interruption to our information technology systems, including cyberattacks, internally and through the use of third-party providers as necessary;

- Carrying information security risk insurance that provides protection against potential losses arising from a cybersecurity incident; and

- Requiring regular cybersecurity training programs for employees, management, and directors.

GOVERNANCE

The Company's Board of Directors and management have regular discussions related to cyber risks and exposures, risk management and mitigation strategy, monitoring, and cyber-incident response and recovery plans. Members of the Board of Directors have access to, and relationships with, cybersecurity experts in the organization, including the Company's Head of Information Technology, who has extensive experience in network operations and cybersecurity. The Company's Head of Information Technology reports to the Company's Chief Financial Officer, who relays cyber-related information to the Board of Directors. Additionally, as the dynamic cybersecurity environment is continuously evolving, management has periodic meetings with our cybersecurity insurance providers to reevaluate the Company's cybersecurity risks and related information technology resiliency. The Board of Directors is informed of any material information technology breaches that the Company has experienced in a timely manner.

ITEM 2.   PROPERTIES

Aircraft, aircraft engines, and spare parts inventories are the primary physical assets of the Company. Our principal offices are located in Coconut Creek, Florida where we own approximately 60,000 square feet of office and warehouse space. We also own approximately 130,000 square feet of office and warehouse space in Bridgend, Wales, UK. We lease approximately 145,000 square feet of hangar and office space and approximately 50 acres of land in Darlington, UK. We lease approximately 45,000 square feet of warehouse space in Pompano Beach, Florida and approximately 25,000 square feet of warehouse space in Sunrise, Florida. We sub-lease approximately 1,000 square feet of office and warehouse space for our operations in San Diego, California. We lease 4,166 square feet of office space in Dublin, Ireland and 1,348 square feet of office space in London, UK. We also lease facilities for sales and operations in Larkspur, California; Singapore; Blagnac, France; and Gandhinagar, India.

The Company's Leasing and Related Operations segment conducts business in all of the properties above except for Pompano Beach. The Spare Parts segment primarily conducts business in the Pompano Beach facility.

ITEM 3.   LEGAL PROCEEDINGS

In the normal course of its business, the Company becomes involved in various litigation matters. In the opinion of the Company's management, while the outcome of these matters is uncertain, the likely results of these matters are not expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, management has used estimates in determining the Company's potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company's estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material adverse effect on the Company's business, consolidated financial position, results of operations, cash flows and prospect.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our Common Stock is listed on the Nasdaq Global Market under the symbol WLFC. As of March 2, 2026, there were 8,834 shareholders of record of our Common Stock.

We paid $8.7 million in dividends to our common shareholders during the year ended December 31, 2025. The declaration and amount of any future cash dividends will be subject to the sole discretion of the Board of Directors and will depend upon many factors, including our business, financial condition and results of operations and other factors deemed relevant by our Board of Directors from time to time.

In September 2024, the Company entered into a Series A Preferred Stock Purchase Agreement with DBJ, which refinanced and expanded the Company's Series A-1 and Series A-2 Preferred Stock into one $65.0 million Series A Preferred Stock series (the "Series A Preferred Stock"), which accrues quarterly dividends at the rate per annum of 8.35% per share. The Company's Series A-1 Preferred Stock accrued quarterly dividends at the rate per annum of 8.5% per share and the Series A-2 Preferred Stock accrued quarterly dividends at the rate per annum of 6.5% per share. The Series A Preferred Stock has a redemption price of $20.00 per share plus dividends accrued but not paid.

The following table outlines our Equity Compensation Plan Information:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Plans Not Approved by Shareholders:			
None	n/a	n/a	n/a
Plans Approved by Shareholders:			
Employee Stock Purchase Plan	—	n/a	90,669
2023 Stock Incentive Plan	300,000	$126.55	684,254
Total	300,000	n/a	774,923

The 2023 Incentive Stock Plan (the "2023 Plan") amended and restated the prior 2021 Incentive Stock Plan. The 2023 Plan authorized 1,750,000 shares for issuance, plus the number of shares remaining for issuance under the prior stock plan and any future forfeited awards under the prior plan. Stock-based compensation is primarily in the form of restricted stock awards ("RSAs"). The RSAs are subject to either service-based vesting, which is typically between one and four years, in which a specific period of continued employment must pass before an award vests, or performance-based vesting, which is typically between one and three years. The expense associated with these awards is recognized on a straight-line basis over the respective vesting period, with forfeitures accounted for as they occur. As it relates to performance-based awards, accrual of compensation expense is based on the probable outcome of the performance condition. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is equal to the portion of the grant-date fair value of the award tranche that is actually vested at that date.

In November 2025, the Compensation Committee of the Board of Directions approved the grant of a non-qualified stock option to our Executive Chairman, to purchase up to 300,000 shares of the Company's common stock. The option award vests in four equal annual installments and has a six-year term. The expense associated with this option is recognized on a straight-line basis over the vesting period.

As of December 31, 2025, the Company had granted 2,965,206 shares under the 2023 Plan, which included the 300,000 non-qualified stock option, and has 684,254 shares available for future issuance. The fair value of the RSAs equaled the stock price at the grant date. The fair value of the non-qualified stock option was determined under the Black-Scholes model. The Black-Scholes model requires inputs such as the exercise price of the option, the expected term of the option, the current share price, the expected share price volatility, the expected dividend yield, the risk-free interest rate for the expected term of the option, and the effect of potential dilution.

The following table provides information with respect to purchases by the Company of shares of its Common Stock during the fourth quarter of 2025:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	d) Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2025 to October 31, 2025	—	—	—	$ 39,595
November 1, 2025 to November 30, 2025	—	—	—	$ 39,595
December 1, 2025 to December 31, 2025	—	—	—	$ 39,595
Total	—	—	—	$ 39,595

In December 2024, the Board of Directors approved the renewal of the existing common stock repurchase plan which allows for repurchases of up to $60.0 million of the Company's common stock, extending the plan through December 31, 2026. Repurchased shares are immediately retired. During 2025 and 2024, no shares were repurchased under the plan. At December 31, 2025, approximately $39.6 million was available to purchase shares under the plan. As of December 31, 2025, the total number of shares of common stock issued was approximately 7.6 million.

In December 2025, the Company agreed to repurchase 30,000 shares of the common stock of the Company from the Company's Executive Chairman, at a price of $126.28 per share, which price represents the volume weighted average price as of December 4, 2025, discounted by 2% (the "Repurchase Transaction"). The Repurchase Transaction was made outside of the Company's common stock purchase plan. A special committee of the Board of the Company, composed of only independent directors, approved the Repurchase Transaction pursuant to authority delegated by the Board.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations (the "MD&A") is intended to help the reader understand the results of operations and financial condition of the Company. The MD&A is provided as a supplement to, and should be read in conjunction with, the consolidated financial statements and related notes included in Part IV of this Annual Report on Form 10-K and incorporated herein by reference.

A discussion of our results of operations for our fiscal year ended December 31, 2024 compared to the year ended December 31, 2023 is included our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-Looking Statements. This Annual Report on Form 10-K, including the MD&A, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding prospects or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons, including, among others: the effects on the airline industry and the global economy of events such as the current high interest rate and inflationary environment; changes in oil prices and other disruptions to the world markets; trends in the airline industry and our ability to capitalize on those trends, including growth rates of markets and other economic factors; risks associated with our growth strategies and strategic priorities; risks associated with owning and leasing jet engines and aircraft; our ability to successfully negotiate equipment purchases, sales and leases, to collect outstanding amounts due and to control costs and expenses; managing the risks and impacts of potential and actual security breaches, cyberattacks, privacy breaches or data breaches, including business, service, or operational disruptions, the unauthorized access to or disclosure of data, financial loss, reputational damage, increased response and remediation costs, legal and regulatory proceedings or other unfavorable outcomes; changes in interest rates and availability of capital, both to us and our customers; our ability to continue to meet the changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting standards and taxes; the market value of engines and other assets in our portfolio; and the impact of pandemics or other public health crises on our business, financial condition, and results of operations. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A "Risk Factors" of Part I which, along with the other discussion in this report, describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations.

OVERVIEW

General. Our core business is acquiring and leasing commercial aircraft and aircraft engines and related aircraft equipment pursuant to operating leases, all of which we sometimes collectively refer to as "equipment." As of December 31, 2025, the majority of our leases were operating leases with the exception of certain failed sale-leaseback transactions classified as notes receivable under the guidance provided by ASC 842 and investments in sales-type leases. As of December 31, 2025, we had 69 lessees in 37 countries. Our portfolio is continually changing due to acquisitions and sales. As of December 31, 2025, we had $2,801.7 million of equipment held in our operating lease portfolio, $139.9 million of notes receivable, $30.6 million of maintenance rights, and $16.6 million of investments in sales-type leases, which represented, in aggregate, 363 engines, 20 aircraft, one marine vessel and other leased parts and equipment. As of December 31, 2025, we also managed 116 engines and related equipment on behalf of third parties.

Willis Aero is a wholly-owned and vertically-integrated subsidiary whose primary focus is the sale of aircraft engine parts and materials through the acquisition or consignment of aircraft engines. As of December 31, 2025, we had $56.6 million in spare parts inventory.

In 2011 we entered into an agreement with Mitsui & Co., Ltd. to participate in a joint venture formed as a Dublin-based Irish limited company, WMES, for the purpose of acquiring and leasing jet engines. Each partner holds a 50% interest in the joint venture. WMES owned a lease portfolio of 65 engines, one aircraft, and other parts and equipment with a net book value of $575.3 million at December 31, 2025. Our investment in the joint venture was $78.9 million as of December 31, 2025.

In 2014 we entered into an agreement with CASC to participate in CASC Willis, a joint venture based in Shanghai, China. Each partner holds a 50% interest in the joint venture. CASC Willis acquires and leases jet engines to Chinese airlines and concentrates on meeting the fast-growing demand for leased commercial aircraft engines and aviation assets in the People's Republic of China. CASC Willis owned a lease portfolio of six engines with a net book value of $50.4 million as of December 31, 2025. Our investment in the joint venture was $21.6 million as of December 31, 2025.

We actively manage our portfolio and structure our leases to maximize the residual values of our leased assets. Our leasing business focuses on popular Stage IV commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce, and International Aero Engines. These engines are the most widely used engines in the world, powering Airbus, Boeing, Bombardier, and Embraer aircraft.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to residual values, estimated asset lives, impairments, bad debts, and credit losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, grouped by our activities, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Leasing-Related Activities. Revenue from leasing of aircraft equipment is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements. Where collection cannot be reasonably assured, for example, upon a lessee bankruptcy, we do not recognize revenue until cash is received. We also estimate and charge to income provisions for bad debts and credit losses based on our experience in the business and with each specific customer and the level of past due accounts. The financial condition of our customers may deteriorate and result in actual losses exceeding the estimated allowances. In addition, any deterioration in the financial condition of our customers may adversely affect future lease revenues. As of December 31, 2025, the majority of our leases were operating leases with the exception of certain failed sale-leaseback transactions classified as notes receivable under the guidance provided by ASC 842 and investments in sales-type leases. Under these leases, we retain title to the leased equipment, thereby retaining the potential benefit and assuming the risk of the residual value of the leased equipment.

We generally depreciate engines on a straight-line basis over 15 years to a 55% residual value. Aircraft and airframes are generally depreciated on a straight-line basis over 13 to 20 years to a 17% residual value. The marine vessel is depreciated on a straight-line basis over an estimated useful life of 18 years to a 15% residual value. Other leased parts and equipment are generally depreciated on a straight-line basis over 14 to 15 years to a 25% residual value. When we pay for major overhauls, which improve functionality or extend the original useful life, they are capitalized and depreciated over the shorter of the estimated period to the next overhaul ("deferral method") or the remaining useful life of the equipment. We do not accrue for planned major maintenance. For equipment which is unlikely to be repaired at the end of its current expected life, and is likely to be disassembled upon lease termination, we depreciate the equipment over its estimated life to a residual value based on an estimate of the wholesale value of the parts after disassembly. As of December 31, 2025, 19 engines having a net book value of $34.3 million were depreciated under this policy with estimated remaining useful lives up to 51 months.

Asset Valuation. Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. When a long-lived asset is written down and moved to equipment held for sale from equipment held for lease, it is no longer depreciated.

On a quarterly basis, management monitors the lease portfolio for events which may indicate that a particular asset may need to be evaluated for potential impairment. These events may include a decision to part-out or sell an asset, knowledge of specific damage to an asset, or supply/demand events which may impact the Company's ability to lease an asset in the future. On an annual basis, even absent any such 'triggering event', we evaluate the carrying value of the assets in our lease portfolio to determine if any impairment exists.

Impairment may be identified by several factors, including, comparison of estimated sales proceeds or forecasted undiscounted cash flows over the life of the asset with the asset's book value, as well as appraisals from third parties. If the forecasted undiscounted cash flows are less than the book value, the asset is written down to its fair value. When evaluating for impairment, we test at the individual asset level (*e.g.*, engine or aircraft), as each asset generates its own stream of cash flows, including lease rents, maintenance reserves and repair costs.

We must make assumptions which underlie the most significant and subjective estimates in determining whether any impairment exists. Those estimates, and the underlying assumptions, are as follows:

- Fair value – we determine fair value by reference to independent appraisals, quoted market prices (*e.g.*, an offer to purchase) and other factors, including but not limited to current data from airlines, engine manufacturers and MRO providers, as well as specific market sales and repair cost data.

- Future cash flows – when evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific engine models, including estimates of market lease rates and future demand. These assumptions are based upon lease rates that we are obtaining in the current market as well as our expectation of future demand for the specific engine/aircraft model.

If the forecasted undiscounted cash flows and fair value of our long-lived assets decrease in the future, we may incur impairment charges. Write-downs of equipment to their estimated fair values totaled $32.9 million for the year ended December 31, 2025, primarily reflecting an adjustment of the carrying value of 28 engines. As of December 31, 2025, included within equipment held for lease and equipment held for sale was $78.2 million in remaining book value of 29 assets which were previously written down.

Write-downs of equipment to their estimated fair values totaled $11.2 million for the year ended December 31, 2024, primarily reflecting an adjustment of the carrying value of one airframe and 11 engines. As of December 31, 2024, included within equipment held for lease and equipment held for sale was $50.8 million in remaining book value of 16 assets which were previously written down.

Management continuously monitors the aviation industry and evaluates any trends, events and uncertainties involving airlines, individual aircraft and engine models, as well as the engine leasing and sale market which would materially affect the methodology or assumptions employed by WLFC. We do not consider there to be any trends, events or uncertainties that currently exist or that are reasonably likely to occur that would materially affect our methodology or assumptions. However, should any arise, we will adjust our methodology and our disclosure accordingly.

Spare parts inventory is stated at the lower of cost or net realizable value. An impairment charge for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns, future sales expectations, and salvage value.

RECENT ACCOUNTING PRONOUNCEMENTS

The most recent adopted and to be adopted accounting pronouncements are described in Note 1(x) to our Consolidated financial statements included in this Annual Report on Form 10-K.

RESULTS OF OPERATIONS

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue is summarized as follows:

	Year Ended December 31,		% Change
	2025	2024	
	(dollars in thousands)		
Lease rent revenue	$ 291,633	$ 238,236	22.4 %
Maintenance reserve revenue	231,980	213,908	8.4 %
Spare parts and equipment sales	95,483	27,099	252.3 %
Interest revenue	14,093	11,683	20.6 %
Gain on sale of leased equipment	54,025	45,063	19.9 %
Gain on sale of financial assets	378	—	nm
Maintenance services revenue	25,492	24,158	5.5 %
Other revenue	17,157	9,076	89.0 %
Total revenue	$ 730,241	$ 569,223	28.3 %

Lease Rent Revenue. Lease rent revenue consists of rental income from long-term and short-term engine leases, aircraft leases, and other leased parts and equipment. Lease rent revenue increased by $53.4 million, or 22.4%, to $291.6 million for the year ended December 31, 2025 from $238.2 million for the year ended December 31, 2024. The increase is primarily due to an increase in the average size of the portfolio as compared to that of the prior period as well as an increase in average utilization from 83% to 85% (based on net book value of equipment held for operating lease, maintenance rights, and notes receivable and investments in sales-type leases net of allowances) of equipment held in our operating lease portfolio.

One customer accounted for approximately 13% of total lease rent revenue during the year ended December 31, 2025. Two customers accounted for approximately 11%, each, of total lease rent revenue during the year ended December 31, 2024.

As of December 31, 2025, the Company had $2,801.7 million of equipment held in our operating lease portfolio, $139.9 million of notes receivable, $30.6 million of maintenance rights, and $16.6 million of investments in sales-type leases. As of December 31, 2024, the Company had $2,635.9 million of equipment held in our operating lease portfolio, $183.6 million of notes receivable, $31.1 million of maintenance rights, and $21.6 million of investments in sales-type leases. Average utilization (based on net book value of equipment held for operating lease, maintenance rights, and notes receivable and investments in sales-type leases net of allowances) was approximately 85% and 83% for the years ended December 31, 2025 and 2024, respectively.

Maintenance Reserve Revenue. Maintenance reserve revenue for the year ended December 31, 2025 increased $18.1 million, or 8.4%, to $232.0 million from $213.9 million for the year ended December 31, 2024. Long-term maintenance revenue was $44.5 million for the year ended December 31, 2025 compared to $39.4 million for the year ended December 31, 2024. Long-term maintenance revenue is influenced by end of lease compensation and the realization of long-term maintenance reserves associated with engines coming off lease. Engines on lease with "non-reimbursable" usage fees generated $187.5 million of short-term maintenance revenues for the year ended December 31, 2025 compared to $174.5 million for the year ended December 31, 2024, an increase of $13.0 million, or 7.4%. The increase in short-term maintenance reserve revenue was influenced by an increase in the number of engines on short-term lease conditions, the timing of recognition of in-substance fixed payments, and the systematic, contractual increase in the hourly and cyclical usage rates on our engines.

Spare Parts and Equipment Sales. Spare parts and equipment sales for the year ended December 31, 2025 increased by $68.4 million, or 252.3%, to $95.5 million compared to $27.1 million for the year ended December 31, 2024. Spare part sales were $37.7 million and $26.1 million for the years ended December 31, 2025 and 2024, respectively, an increase of $11.6 million or 44.4%. The increase in spare parts sales reflects the demand for surplus material as operators seek to extend the lives of their current generation engine portfolios. Equipment sales for the year ended December 31, 2025 were $57.8 million related to the sale of four engines. Equipment sales for the year ended December 31, 2024 were $1.0 million related to the sale of one engine.

Interest Revenue. Interest revenue increased by $2.4 million, or 20.6%, to $14.1 million for the year ended December 31, 2025, from $11.7 million for the year ended December 31, 2024. The increase primarily reflects interest revenue recognized on new notes receivable that were entered into during the latter half of 2024. Notes receivable result from failed sale-leasebacks in which the Company was the buyer-lessor.

Gain on Sale of Leased Equipment. During the year ended December 31, 2025, we sold 38 engines, five airframes, and other parts and equipment from the lease portfolio for a net gain of $54.0 million. During the year ended December 31, 2024, we sold 35 engines, eight airframes, and other parts and equipment from the lease portfolio for a net gain of $45.1 million.

Gain on Sale of Financial Assets. During the year ended December 31, 2025, we sold two investments in sales-type lease assets for a net gain of $0.4 million. There was no gain on sale of financial assets during the year ended December 31, 2024.

Maintenance Services Revenue. Maintenance services revenue predominantly represents fleet management, engine and aircraft storage and repair services, and revenue related to management of fixed base operator services to third-party customers. Maintenance services revenue increased 5.5% year over year, reflecting organic growth in the business partially offset by the sale of the fleet management business on June 30, 2025 to our joint venture WMES.

Other Revenue. Other revenue increased by $8.1 million, or 89.0%, to $17.2 million for the year ended December 31, 2025 from $9.1 million in 2024. Other revenue consists primarily of managed service fee revenue related to the servicing of engines for the WMES lease portfolio. The increase for the year ended December 31, 2025 compared to that of the prior year primarily reflects increased managed service revenue. These services include management of the WMES lease portfolio, which occurs on an ongoing basis, as well as marketing, procurement, and financing arrangement, which occurs on a transactional basis.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $19.1 million, or 20.7%, to $111.6 million for the year ended December 31, 2025 compared to $92.5 million for the year ended December 31, 2024. The increase is primarily due to an increase in the size of our lease portfolio, the timing of placing acquired engines on lease, and to a lesser extent, an increase in accelerated depreciation on older engine models.

Cost of Spare Parts and Equipment Sales. Cost of spare parts and equipment sales increased by $69.4 million to $92.3 million for the year ended December 31, 2025 compared to $22.9 million in the prior year period, reflecting the increase in spare parts and equipment sales. Cost of spare parts sales were $36.6 million and $22.8 million for the year ended December 31, 2025 and December 31, 2024, respectively, reflecting the increase in spare parts sales. Cost of equipment sales were $55.7 million for the year ended December 31, 2025, compared to $0.1 million for the year ended December 31, 2024, reflecting the increase in equipment sales.

Cost of Maintenance Services. Cost of maintenance services increased by $3.4 million, or 14.1%, to $27.9 million for the year ended December 31, 2025, compared to $24.5 million for the year ended December 31, 2024. The increase is primarily related to an increase in personnel costs as a result of expansion of our aircraft disassembly and repair services.

Write-down of Equipment. Write-downs of equipment to their estimated fair values totaled $32.9 million for the year ended December 31, 2025, primarily reflecting an adjustment of the carrying value of 28 engines. Write-downs of equipment to their estimated fair values totaled $11.2 million for the year ended December 31, 2024, primarily reflecting an adjustment of the carrying value of one airframe and 11 engines.

General and Administrative Expenses. General and administrative expenses increased by $48.0 million, or 32.7%, to $194.7 million for the year ended December 31, 2025 compared to $146.8 million in 2024. The increase primarily reflects a $23.7 million increase in personnel costs, which included an increase of $15.3 million in share-based compensation and an increase of $4.2 million in wages. Of the $15.3 million increase in share-based compensation, $5.3 million related to the acceleration of the vesting of shares upon the resignation of our former General Counsel, and the remainder primarily related to the appreciation of the market value of the Company's equity as well as share awards to new personnel to support the continued growth of the Company. Further, there was a $12.6 million increase in consultant fees, which was influenced by costs associated with the Company's sustainable aviation fuel project, which the Company decided to cease investment in and pursue strategic alternatives for, including, a potential sale, as well as a $4.7 million increase in legal fees primarily associated with finance and strategic initiatives related to the Company's new investment partnerships.

Technical Expense. Technical expenses consist of the non-capitalized cost of engine repairs, engine thrust rental fees, outsourced technical support services, sublease engine rental expense, engine storage, and freight costs. These expenses increased by $9.1 million, or 40.8%, to $31.4 million for the year ended December 31, 2025, compared to $22.3 million in 2024, primarily due to an increased level of engine repair activity as compared to that of the prior period.

Net Finance Costs. Net finance costs increased by $30.4 million, or 29.0%, to $135.1 million for the year ended December 31, 2025, from $104.8 million for the year ended December 31, 2024, primarily due to an overall higher level of debt obligations. Interest expense associated with the Company's credit facility increased by $9.7 million for the year ended December 31, 2025, due to an increase in the average outstanding balance of the credit facility for the year ended December 31, 2025, as compared to that of the prior year. We recognized incremental interest expense of $4.7 million for the year ended December 31, 2025 associated with Willis Warehouse Facility LLC ("WWFL"), as the senior secured warehouse facility did not close until May 2024, $17.8 million of additional interest expense associated with WEST VIII notes payable, which did not close until June 2025, and loss on debt extinguishment of $3.1 million associated with the refinancing of WEST IV and WEST VII notes. Additionally, derivative-related receipts were $5.8 million for the year ended December 31, 2025, as compared to $12.0 million for the year ended December 31, 2024 as certain interest rate swap positions were terminated and certain interest rate metrics fluctuated. Partially offsetting these increases in interest expense were savings resulting from the full repayment of the WEST IV notes payable and the partial repayments of the WEST VII notes payable.

Gain on Sale of Business. During the year ended December 31, 2025, a wholly-owned subsidiary of the Company, entered into a Share Purchase Agreement (the "SPA"), by and between Willis Asset Management Limited ("WAML") and WMES. Pursuant to the SPA, WAML sold the entire issued share capital of Bridgend Asset Management Limited ("BAML"), a United Kingdom-based aviation consultancy business, to WMES for a total purchase price of $45.0 million subject to certain working capital adjustments. The transaction closed on June 30, 2025, resulting in a gain on sale of business of approximately $43.0 million for the Company.

Income Tax Expense. Income tax expense for the year ended December 31, 2025 increased by $2.8 million, or 6.4% to $46.8 million from $44.0 million for 2024. The effective tax rate for the year ended December 31, 2025 and December 31, 2024 was 29.2% and 28.8%, respectively. The Company's effective tax rate differed from the U.S. federal statutory rate of 21.0% primarily due to executive compensation exceeding $1.0 million as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), as well as the sale of the Company's entire issued share capital of BAML, a discrete item due to the unusual and infrequent nature of the sale. H.R. 1., also known as the One Big Beautiful Bill Act ("OBBBA"), was enacted on July 4, 2025. The provisions of the OBBBA impacted certain tax deductions, including bonus depreciation, limiting the Company's ability to benefit from the Section 250 deduction.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

We analyze our financial data to evaluate the health of our business and assess our performance. As appropriate, in addition to income or loss from operations under GAAP, we use Adjusted EBITDA, a non-GAAP financial measure, to evaluate our business. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance as it excludes certain items that may not be indicative of our recurring operating results. We also believe that investors, in addition to management, benefit from referring to this non-GAAP financial measure in assessing our performance, when viewed together with our GAAP results. While items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating performance, it can be useful to exclude such items as they can vary significantly between periods and or not be indicative of current or future operating results.

Because non-GAAP financial measures are not standardized, our calculation of Adjusted EBITDA may differ from similarly titled non-GAAP measures, if any, reported by other companies. This non-GAAP financial measure should not be considered in insolation from, or as a substitute for, financial information performed in accordance with GAAP.

We define Adjusted EBITDA as net income attributable to common shareholders, excluding (i) income tax expense, (ii) interest expense, (iii) preferred stock dividends/costs, (iv) loss on debt extinguishment, (v) depreciation and amortization expense, (vi) stock compensation expense, (vii) write-down of equipment, (viii) acquisition, financing and divestitures related expenses, and (ix) other items not indicative of our ongoing operating performance.

Adjusted EBITDA was approximately $459.1 million and $393.7 million for the years ended December 31, 2025 and 2024, respectively. The increase in Adjusted EBITDA of $65.4 million was primarily driven by the changes noted in the Results of Operations section above. See below for the reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income attributable to common shareholders.

		Year Ended December 31,		
		2025		2024
		(in thousands)		
Net income attributable to common shareholders	$	108,066	$	104,378
Add: Income tax expense		46,849		44,033
Add: Interest expense		132,060		104,764
Add: Preferred stock dividends/costs		5,692		4,234
Add: Loss on debt extinguishment		3,081		—
Add: Depreciation and amortization expense		111,553		92,460
Add: Stock compensation expense (1)		44,566		29,247
Add: Write-down of equipment		32,947		11,228
Add: Acquisition, financing and divestitures related expenses		3,495		1,449
(Less) Add: Other (2)		(29,197)		1,881
Adjusted EBITDA	$	459,112	$	393,674

1. In 2025, upon the resignation of our former General Counsel, $5.3 million of stock compensation expense relates to the acceleration of vesting of shares.
2. In 2025, the Company recognized $43.0 million in relation to the gain on sale of the BAML business. In 2025 and 2024, the Company recognized $13.8 million and $1.9 million, respectively, in non-recurring project expenses associated with the sustainable aviation fuels project.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2025, the Company had $546.9 million of cash, cash equivalents, and restricted cash. At December 31, 2025, $12.6 million in cash and cash equivalents and restricted cash were held in foreign subsidiaries.

We generate significant cash flow from our core business as evidenced by our net cash provided by operating activities, which was $283.2 million in 2025. Beyond cash provided through operations, we generally fund the growth of our business through a combination of equity and borrowings secured by our equipment lease portfolio. Cash of approximately $1.7 billion and $1.3 billion in the years ended December 31, 2025 and 2024, respectively, was derived from this borrowing activity. In these same time periods $1.2 billion and $0.8 billion, respectively, was used to pay down related debt.

Our credit facility and senior secured warehouse credit facility are our primary source of capital to grow our business. We also access the ABS and other markets to establish term fixed rate debt financing to better match our long-lived assets. The ABS market continues to be open for issuers like the Company. Refer to Note 5 of the consolidated financial statements for a detailed discussion of the Company's debt obligations.

Preferred Stock Dividends

In October 2016, the Company sold and issued to DBJ an aggregate of 1,000,000 shares of the Company's Series A Preferred Stock, $0.01 par value per share (the "Series A-1 Preferred Stock") at a purchase price of $20.00 per share.

In September 2017, the Company sold and issued to DBJ an aggregate of 1,500,000 shares of the Company's Series A-2 Preferred Stock, $0.01 par value per share (the "Series A-2 Preferred Stock") at a purchase price of $20.00 per share.

In September 2024, the Company entered into a Series A Preferred Stock Purchase Agreement with DBJ, which refinanced and expanded the Company's Series A-1 and Series A-2 Preferred Stock into one $65.0 million Series A Preferred Stock series (the "Series A Preferred Stock"), which accrues quarterly dividends at the rate per annum of 8.35% per share. The net proceeds after deducting issuance costs were $13.1 million.

Prior to issuing the new Series A Preferred Stock, the Company's Series A-1 Preferred Stock accrued quarterly dividends at the rate per annum of 8.5% per share and the Series A-2 Preferred Stock accrued quarterly dividends at the rate per annum of 6.5% per share. During the years ended December 31, 2025 and 2024, the Company paid total preferred stock dividends of $5.7 million and $3.5 million, respectively.

Cash Flows Discussion

Cash flows provided by operating activities were $283.2 million and $284.4 million in the years ended December 31, 2025 and 2024, respectively. The $1.2 million, or 0.4%, decrease in operating cash flows was primarily driven by a $24.3 million decrease in payments on sales-type leases, a period over period $19.6 million decrease in cash flows from changes in accounts receivable, and a period over period $28.3 million decrease in cash flows from changes in other assets. Partially offsetting the decreases was a period over period $44.5 million increase in cash flows from changes in inventory. These changes reflect significant inventory purchases made in the prior year to meet the high demand for spare parts. Spare parts sales were $37.7 million and $26.1 million for the years ended December 31, 2025 and 2024, respectively, an increase of $11.6 million, or 44%, from 2024. Cash flows from operations are driven significantly by payments made under our lease agreements, which comprise lease revenue, security deposits, and maintenance reserves, and are offset by interest expense and general and administrative costs. Cash received as maintenance reserve payments for some of our engines on lease are partially restricted by our debt arrangements. The lease revenue stream, in the short term, is at fixed rates while a portion of our debt is at variable rates. If interest rates increase, it is unlikely we could increase lease rates in the short term and this would cause a reduction in our earnings and operating cash flows. Revenue and maintenance reserves are also affected by the amount of equipment off lease. Average utilization (based on net book value of equipment held for operating lease, maintenance rights, and notes receivable and investments in sales-type leases net of allowances) was approximately 85% and 83% for the years ended December 31, 2025 and 2024, respectively.

Cash flows used in investing activities were $256.4 million for the year ended December 31, 2025 and primarily reflected $524.6 million for the purchase of equipment held for operating lease (including capitalized costs and prepaid deposits made during the year) and $31.1 million for the purchase of property, equipment and furnishings, which was primarily related to leasehold improvements, partly offset by $269.7 million in proceeds from sales of equipment (net of selling expenses) and $21.9 million from sale of business. Cash flows used in investing activities were $764.9 million for the year ended December 31, 2024 and primarily reflected $830.5 million for the purchase of equipment held for operating lease (including capitalized costs and prepaid deposits made during the year), and $101.8 million related to leases entered into during 2024 which were classified as a note receivable under ASC 842, partly offset by $171.2 million in proceeds from sales of equipment (net of selling expenses).

Cash flows provided by financing activities for the year ended December 31, 2025 were $387.6 million and primarily reflected $1,661.0 million in proceeds from the issuance of debt obligations, partly offset by $1,221.5 million in principal payments on debt obligations, $19.3 million in cancellation of restricted stock units in satisfaction of withholding tax, $14.6 million in new debt issuance costs, and $8.7 million in common stock cash dividends paid. Cash flows provided by financing activities for the year ended December 31, 2024 were $445.0 million and primarily reflected $1,305.7 million and $13.1 million in proceeds from the issuance of debt obligations and preferred stock, respectively, partially offset by $840.0 million in principal payments, $11.6 million in new debt issuance costs, and $10.7 million in common stock cash dividends paid.

Debt Obligations and Covenant Compliance

At December 31, 2025, debt obligations totaled $2,700.3 million, net of unamortized debt issuance costs and note discounts, payable with interest rates varying between approximately 3.1% and 8.0%. Substantially all of our assets are pledged to secure our obligations to creditors. For further information on our debt instruments, see Note 5 "Debt Obligations" in Part II, Item 8 of this Form 10-K.

In December 2025, the Company and its direct, wholly-owned subsidiary WEST IX, closed WEST IX's offering of $392.9 million in aggregate principal amount of fixed rate notes. The WEST IX Notes were issued in two series, with the Series A Notes issued in an aggregate principal amount of $337.4 million and the Series B Notes issued in an aggregate principal amount of $55.5 million. The WEST IX Notes are secured by, among other things, WEST IX's direct and indirect ownership interests in a portfolio of aircraft engines and airframes. The Series A Notes and Series B Notes have a fixed coupon of 5.16% and 5.70%, respectively, an expected maturity of approximately six years and a final maturity of 25 years. The Series A Notes and Series B Notes were issued at a price of 99.99937% and 99.99686% of par, respectively.

In June 2025, the Company and its direct, wholly-owned subsidiary WEST VIII, closed WEST VIII's offering of $596.0 million in aggregate principal amount of fixed rate notes. The WEST VIII Notes were issued in two series, with the Series A Notes issued in an aggregate principal amount of $524.0 million and the Series B Notes issued in an aggregate principal amount of $72.0 million. The WEST VIII Notes are secured by, among other things, WEST VIII's direct and indirect ownership interests in a portfolio of aircraft engines and airframes. The Series A Notes and Series B Notes have a fixed coupon of 5.58% and 6.07%, respectively, an expected maturity of approximately six years and a final maturity of 25 years. The Series A Notes and Series B Notes were issued at a price of 99.99721% and 99.99711% of par, respectively.

In October 2024, the Company entered into a new, $1.0 billion, five-year, revolving credit facility with a consortium of lenders, refinancing its $500.0 million credit facility. The purpose of the revolving credit facility is to finance the acquisition of equipment for lease as well as for general working capital purposes, with the amounts drawn under the facility not to exceed that which is allowed under the borrowing base as defined by the credit agreement. As of December 31, 2025 and 2024, $350.0 million and $307.0 million were available under this facility, respectively. On a quarterly basis, the interest rate is adjusted based on the Company's leverage ratio, as calculated under the terms of the revolving credit facility. Under the revolving credit facility, some subsidiaries except WEST III, WEST IV, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL jointly and severally guarantee payment and performance of the terms of the loan agreement. The guarantee would be triggered by a default under the agreement.

In May 2024, WWFL entered into a non-recourse, senior secured warehouse credit agreement with the Bank of Utah as security trustee and administrative agent and Bank of America, N.A. as facility agent. The secured credit agreement provides for an initial committed amount of up to $500.0 million. The warehouse credit agreement was amended in July 2025 to among other things, (i) extend the availability period of the commitments to May 2027, (ii) extend the final repayment date to May 2030, (iii) provide more favorable asset advance rates to WWFL, and (iv) reduce fees. The purpose of the senior secured warehouse credit facility is to finance the acquisition of equipment for lease as well as for general working capital purposes, with the amounts drawn under the facility not to exceed that which is allowed under the borrowing base as defined by the credit agreement. As of December 31, 2025, $417.3 million was available under this facility. On a quarterly basis, the interest rate is adjusted based on the Company's leverage ratio, as calculated under the terms of the senior secured warehouse credit facility. Pursuant to the secured warehouse credit facility, some subsidiaries except WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX jointly and severally guarantee payment and performance of the terms of the loan agreement. The guarantee would be triggered by a default under the agreement.

The assets of WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL are not available to satisfy the Company's obligations other than the obligations specific to that WEST entity or WWFL. WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL are consolidated for financial statement presentation purposes. WEST III's, WEST V's, WEST VI's, WEST VII's, WEST VIII's, WEST IX's, and WWFL's abilities to make distributions and pay dividends to the Company are subject to the prior payments of their debt and other obligations and their maintenance of adequate reserves and capital. Under WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL, cash is collected in restricted accounts, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to the Company. Additionally, a portion of maintenance reserve payments and lease security deposits are formulaically accumulated in restricted accounts and are available to fund future maintenance events and to secure lease payments, respectively. The WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL indentures require that a minimum threshold of maintenance reserve and security deposit balances be held in restricted cash accounts.

Virtually all of the Company's debt requires ongoing compliance with the covenants of each financing, including debt and tangible net worth ratios, minimum interest coverage ratios, and other eligibility criteria including asset type, customer and geographic concentration restrictions. The Company also has certain negative financial covenants such as liens, advances, changes in business, sales of assets, dividends and stock repurchases. Compliance with these covenants is tested either monthly, quarterly, or annually, as required, and the Company was in full compliance with all financial covenant requirements at December 31, 2025.

At December 31, 2025, we were in compliance with the covenants specified in our revolving credit facility, including the Interest Coverage Ratio requirement of at least 2.25 to 1.00, and the Total Leverage Ratio requirement of not greater than 4.25 to 1.00. The Interest Coverage Ratio, as defined in the credit facility, is the ratio of earnings before interest, taxes, depreciation and amortization and other one-time charges to consolidated interest expense. The Total Leverage Ratio, as defined in the credit facility, is the ratio of total indebtedness to tangible net worth. At December 31, 2025, we were in compliance with the covenants specified in the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL indentures and servicing and other debt related agreements.

Contractual Obligations and Commitments

Repayments of our gross debt obligations primarily consist of scheduled installments due under term loans and are funded by the use of unrestricted cash reserves and from cash flows from ongoing operations. The table below summarizes our contractual commitments at December 31, 2025:

| | Total | | Payment due by period (in thousands) | | |
		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt obligations	$ 2,732,168	$ 109,709	$ 475,096	$ 1,206,453	$ 940,910
Interest payments under debt obligations	423,044	110,104	196,426	98,072	18,442
Purchase obligations	961,379	348,490	372,871	240,018	—
Operating lease obligations	16,388	3,199	4,939	2,411	5,839
Total	$ 4,132,979	$ 571,502	$ 1,049,332	$ 1,546,954	$ 965,191

From time to time, we enter into contractual commitments to purchase engines directly from original equipment manufacturers. We are currently committed to purchasing 18 additional new LEAP-1B engines and 28 additional new LEAP-1A engines for an aggregate total of $857.4 million by 2030. Further, we are currently committed to purchasing six PW1133 engines for approximately $104.0 million in 2026. Our purchase agreements generally contain terms that allow the Company to defer or cancel purchase commitments in certain situations. These deferrals or cancellations would not result in penalties or increased costs other than any potential increase due to the normal year-over-year change in engine list prices, which is akin to ordinary inflation.

In December 2020, we entered into definitive agreements for the purchase of 25 Pratt & Whitney aircraft engines. As part of the purchase, we have committed to certain future overhaul and maintenance services which are anticipated to range between $106.6 million and $131.9 million by 2030.

$176.9 million of variable interest payments due under debt obligations, scheduled above, are estimated by applying the interest rates applicable at December 31, 2025 to the remaining debt, adjusted for the estimated debt repayments identified in the table above. Actual interest payments made will vary due to actual changes in the rates for one-month term SOFR.

We believe our equity base, internally generated funds, existing debt facilities, and access to capital markets are sufficient to maintain our level of operations through 2026. A decline in the level of internally generated funds could result if the amount of equipment off-lease increases, there is a decrease in availability under our existing debt facilities, or there is a significant step-up in borrowing costs. Such decline would impair our ability to sustain our level of operations. If we are not able to access additional capital, our ability to continue to grow our asset base consistent with historical trends will be impaired and our future growth limited to that which can be funded from internally generated capital.

MANAGEMENT OF INTEREST RATE EXPOSURE

At December 31, 2025, $732.7 million of our borrowings were on a variable rate basis at rates tied to one-month term SOFR. Our equipment leases are generally structured at fixed rental rates for specified terms. Increases in interest rates could narrow or result in a negative spread between the rental revenue we realize under our leases and the interest rate that we pay under our borrowings. Historically, we have entered into interest rate derivative instruments to mitigate our exposure to interest rate risk; such investments are not intended to speculate or trade in derivative products. As of December 31, 2025, the Company had five interest rate swap agreements, with a total notional amount of $334.5 million. During 2021, the Company entered into four fixed-rate interest swap agreements, each having notional amounts of $100.0 million, two of which matured during the year ended December 31, 2024 and two of which had remaining terms of one month as of December 31, 2025. During the year ended December 31, 2024, the Company entered into three fixed-rate interest swap agreements, each having notional amounts of $50.0 million, two of which were terminated during the year ended December 31, 2025 and one of which had a remaining term of 41 months as of December 31, 2025. During the year ended December 31, 2024, the Company also entered into one fixed-rate interest swap agreement, having a notional amount of $75.0 million. During the year ended December 31, 2025, this fixed-rate interest swap agreement was partially terminated, reducing its notional amount to $34.5 million. It had a remaining term of 41 months as of December 31, 2025. During the year ended 2025, the Company entered into one fixed-rate interest swap agreement, having a notional amount of $50.0 million, and with a remaining term of 46 months as of December 31, 2025. The derivative instruments were each designated as cash flow hedges at inception and recorded at fair value. The net fair value of the interest rate swaps as of December 31, 2025 was $0.1 million, representing an asset of $0.4 million and a liability of $0.3 million, and reflected within Other assets and Accounts payable and accrued expenses on the Consolidated Balance Sheets, respectively. The net fair value of the interest rate swaps as of December 31, 2024 was $11.0 million, representing an asset and reflected within Other assets on the Consolidated Balance Sheets.

We record derivative instruments at fair value as either an asset or liability. We have used derivative instruments (primarily interest rate swaps) to manage the risk of interest rate fluctuation. While substantially all of our derivative transactions are entered into for the purposes described above, hedge accounting is only applied when specific criteria have been met and it is practical to do so. In order to apply hedge accounting, the transaction must be designated as a hedge and the hedge relationship must be highly effective. The hedging instrument's effectiveness is assessed utilizing regression at the inception of the hedge and either regression or qualitative analysis on at least a quarterly basis throughout its life. All of the transactions that we have designated as hedges are accounted for as cash flow hedges. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is reported as a component of other comprehensive income and is reclassified into earnings in the period during which the transaction being hedged affects earnings. The ineffective portion of these hedges flows through earnings in the current period. The Company recorded an adjustment to interest expense of $(5.8) million and $(12.0) million during the years ended December 31, 2025 and 2024, respectively, from derivative investments.

For any interest rate swaps that we enter into, we will be exposed to risk in the event of non-performance of the interest rate hedge counter-parties. We anticipate that we may hedge additional amounts of our floating rate debt in the future.

RELATED PARTY TRANSACTIONS

Joint Ventures

In May 2025, WAML, a wholly-owned subsidiary of the Company entered into a SPA, by and between WAML and WMES. Pursuant to the SPA, WAML sold the entire issued share capital of BAML, a United Kingdom-based aviation consultancy business, to WMES for a total purchase price of $45.0 million subject to certain working capital adjustments. The transaction closed on June 30, 2025, resulting in a gain on sale of business of approximately $43.0 million for the Company.

"Other revenue" on the Consolidated Statements of Income includes management fees earned of $7.8 million and $4.8 million during the years ended December 31, 2025 and 2024, respectively, related to the servicing of engines for the WMES lease portfolio. The Company recognized $3.0 million as a financial arrangement fee from WMES for assisting with the establishment of their new revolving credit facility.

During 2025, the Company sold four engines and one airframe to WMES for a total of $52.7 million, which resulted in a total gain of $3.7 million for the Company. Additionally, during 2025, the Company sold three engines to WMES for $55.6 million, which resulted in a trading profit of $1.4 million for the Company and is included in Spare parts and equipment sales and Cost of spare parts and equipment sales on the Company's Consolidated Statements of Income. During 2024, the Company sold four engines to WMES for $50.5 million, which resulted in a net gain of $12.7 million for the Company.

During 2025, the Company purchased one engine from WMES for $7.2 million. During 2024, the Company did not purchase any engines from WMES.

During 2025, the Company sold two engines to CASC Willis for $13.6 million, which resulted in a total gain of $1.5 million for the Company. During 2024, the Company did not sell any engines to CASC Willis.

As of December 31, 2025 and December 31, 2024, the Company subleased one WMES engine to a third party, with WMES as the head lessor. As of December 31, 2025 and 2024, the Right-of-Use ("ROU") asset and lease liability balances under the lease were $0.1 million, each, and $1.6 million, each, respectively.

During 2025, the Company paid WMES $1.2 million for fleet management services, which WMES provided in connection with its purchase of BAML.

Other

During 2025 and 2024, the Company paid approximately $0.1 million, each, to Mikchalk Lake, LLC, an entity in which our Executive Chairman retains an ownership interest. These expenses were for lodging and other business-related services and were approved by the Board's Independent Directors.

During 2025, in a transaction approved by a Special Committee of the Board's Independent Directors, the Company purchased 30,000 shares of common stock directly from our Executive Chairman. The purchase price was $126.2782 per share, a 2% discount to the volume weighted average price on December 4, 2025.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is that of interest rate risk. A change in SOFR rates would affect our cost of borrowing. Increases in interest rates, which may cause us to raise the rates charged to our customers, could result in a reduction in demand for our leases. Alternatively, we may price our leases based on market rates so as to keep the fleet on-lease and suffer a decrease in our operating margin due to interest costs that we are unable to pass on to our customers. As of December 31, 2025, $732.7 million of our outstanding debt was variable rate debt. We estimate that for every 1% increase or decrease in interest rate, the annual interest expense for our variable rate debt, would increase or decrease $4.0 million, as compared to $4.9 million as of December 31, 2024.

We hedge a portion of our borrowings from time to time, effectively fixing the rate of these borrowings. This hedging activity helps protect us against reduced margins on longer term fixed rate leases. Such hedging activities may limit our ability to participate in the benefits of any decrease in interest rates, but may also protect us from increases in interest rates. Furthermore, since lease rates tend to vary with interest rate levels, it is possible that we can adjust lease rates for the effect of change in interest rates at the termination of leases. Other financial assets and liabilities are at fixed rates.

We are also exposed to currency devaluation risk. During the years ended December 31, 2025 and 2024, 69% and 69% of our total lease rent revenues came from non-U.S. domiciled lessees, respectively. Substantially all of our leases require payment in U.S. dollars. If these lessees' currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making their lease payments.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is submitted as a separate section of this report beginning on page 48.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* Based on management's evaluation (with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO")), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Inherent Limitations on Controls.* Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to errors or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

(c) *Management's Report on Internal Control over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our internal control over financial reporting is a process designed with the participation of our principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounted principles.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013)*. Based on this assessment our management believes that, as of December 31, 2025, our internal control over financial reporting is effective under those criteria.

Grant Thornton LLP, the independent registered public accounting firm that audited the Company's 2025 consolidated financial statements included in this Annual Report, issued an audit report on the Company's internal control over financial reporting. Grant Thornton's audit report appears on page 49.

(d) *Changes in internal control over financial reporting.* There has been no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2025, none of the Company's Section 16 officers or directors informed us of the adoption, modification, or termination of a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.


PART III


ITEM 10.   DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We have adopted a Standards of Ethical Conduct Policy (the "Code of Ethics") that applies to all directors and employees including our Chief Executive Officer and Chief Financial Officer. The Code of Ethics is available on our website at www.wlfc.global. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of the code to our Chief Executive Officer or Chief Financial Officer, we will disclose the nature of the amendment or waiver on our website at www.wlfc.global under "Corporate Governance" or in a report on Form 8-K.

We have a long-standing commitment to ethical business conduct and compliance with applicable laws and regulations. As part of this commitment, we have adopted an Insider Trading Policy, which is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025.

The remainder of the information required by this item is incorporated by reference to our Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Item 5 of this report regarding our Equity Compensation Plans is incorporated herein by reference. The remainder of the information required by this item is incorporated by reference to our Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to our Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement.


PART IV


ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The response to this portion of Item 15 is submitted as a separate section of this report beginning on page 48.

(a) (2) Financial Statement Schedules

Schedule II, Valuation Accounts, is submitted as a separate section of this report starting on page 91.

All other financial statement schedules have been omitted as the required information is not pertinent to the Registrant or is not material or because the required information is included in the Financial Statements and Notes thereto.

(a) (3),(b) and (c):Exhibits: The response to this portion of Item 15 is submitted below.

EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation, dated March 12, 1998, as amended by the Certificate of Amendment of Certificate of Incorporation, dated April 28, 1998 and further amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated May 22, 2024.
3.2	Bylaws, dated April 18, 2001 as amended by (1) Amendment to Bylaws, dated November 13, 2001, (2) Amendment to Bylaws, dated December 16, 2008, (3) Amendment to Bylaws, dated September 28, 2010, (4) Amendment to Bylaws, dated August 5, 2013, and (5) Amendment to Bylaws, dated October 7, 2016.
4.1	Rights Agreement dated as of September 24, 1999, by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to our report on Form 8-K filed on October 4, 1999).
4.2	First Amendment to Rights Agreement dated as of November 30, 2000, by and between the registrant and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed on December 15, 2000).
4.3	Second Amendment to Rights Agreement dated as of December 15, 2005, by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.5 to our report on Form 10-K filed on March 31, 2009).
4.3.1	Third Amendment to Rights Agreement dated as of September 30, 2008, by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.6 to our report on Form 10-K filed on March 31, 2009).
4.4	Fourth Amendment to Rights Agreement dated August 27, 2018, by and between the Registrant and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.3.1 to our report on Form 10-K filed on March 12, 2020).
4.5	Form of Certificate of Designations of the Registrant with respect to the Series I Junior Participating Preferred Stock (formerly known as "Series A Junior Participating Preferred Stock") (incorporated by reference to Exhibit 4.7 to our report on Form 10-K filed on March 31, 2009).
4.6	Form of Amendment No. 1 to Certificate of Designations of the Registrant with respect to Series I Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.8 to our report on Form 10-K filed on March 31, 2009).
4.7	Second Amended and Restated Certificate of Designations, Preferences, and Relative Rights and Limitations of Series A Cumulative Redeemable Preferred Stock dated as of September 25, 2017 (incorporated by reference to Exhibit 10.2 to our report on Form 8-K filed on September 28, 2017).
4.8	Description of Securities (incorporated by reference to Exhibit 4.7 to our report on Form 10-K filed March 12, 2020).
4.9	Certificate Eliminating Series I Junior Participating Preferred Stock of Willis Lease Finance Corporation dated as of October 7, 2016 (incorporated by reference to Exhibit 10.3 to our report on Form 8-K filed October 18, 2016).
4.10	First Amendment to Second Amended and Restated Certificate of Designations, Preferences, and Relative Rights and Limitations of Series A Cumulative Redeemable Preferred Stock, dated as of September 28, 2023 (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed September 28, 2023).
4.11	Third Amended and Restated Certificate of Designations, Preferences, and Relative Rights and Limitations of Series A Preferred Stock, dated as of September 12, 2024 (incorporated by reference to Exhibit 10.2 to our report on Form 10-Q filed November 4, 2024).
10.1†	Form of Indemnification Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed on October 1, 2010).
10.2†	Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to the Registrant's Proxy Statement for 2015 Annual Meeting of Stockholders filed on April 28, 2015).
10.3†	Employment Agreement, dated as of March 3, 2022 and effective as of April 1, 2022, by and between the Registrant and Charles F. Willis IV (incorporated by reference to Exhibit 10.2 to our report on Form 10-Q filed on May 10, 2022).
10.4†	Employment Agreement between the Registrant and Scott B. Flaherty dated May 20, 2016 (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed on May 25, 2016).
10.5*	Trust Indenture dated as of September 14, 2012 among Willis Engine Securitization Trust II, Deutsche Bank Trust Company Americas, as trustee, the Registrant and Crédit Agricole Corporate and Investment Bank (incorporated by reference to Exhibit 10.14 to our report on Form 10-Q filed on November 9, 2012).
10.6*	Security Trust Agreement dated as of September 14, 2012 by and among Willis Engine Securitization Trust II, Willis Engine Securitization (Ireland) Limited, the Engine Trusts listed on Schedule V thereto, each of the additional grantors referred to therein and from time to time made a party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.15 to our report on Form 10-Q filed on November 9, 2012).
10.7*	Note Purchase Agreement dated as of September 6, 2012 by and among Willis Engine Securitization Trust II, the Registrant, Credit Agricole Securities (USA) Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.16 to our report on Form 10-Q filed on November 9, 2012).

10.8*	Servicing Agreement dated as of September 17, 2012 between Willis Engine Securitization Trust II, the Registrant and the entities listed on Appendix A thereto (incorporated by reference to Exhibit 10.17 to our report on Form 10-Q filed on November 9, 2012).
10.9*	Administrative Agency Agreement dated as of September 17, 2012 among Willis Engine Securitization Trust II, the Registrant, Deutsche Bank Trust Company Americas, as trustee, and the entities listed on Appendix A thereto (incorporated by reference to Exhibit 10.18 to our report on Form 10-Q filed on November 9, 2012).
10.10†	Employment Agreement, dated as of August 2, 2022, by and between the Registrant and Brian R. Hole (incorporated by reference to Exhibit 10.1 to our report on Form 10-Q filed on November 4, 2022).
10.11†	Employment Agreement, dated as of March 2022 and effective as of April 1, 2022, by and between the Registrant and Austin C. Willis (incorporated by reference to Exhibit 10.1 to our report on Form 10-Q filed on May 10, 2022).
10.12	Trust Amendment No. 2 dated as of September 9, 2016 to Amended and Restated Trust Agreement of Willis Engine Securitization Trust II dated as of September 14, 2012 (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed September 20, 2016).
10.13	General Supplement 2016-1 dated as of September 9, 2016 to Trust Indenture dated as of September 14, 2012 (incorporated by reference to Exhibit 10.2 to our report on Form 8-K filed September 20, 2016).
10.14	Series A Preferred Stock Purchase Agreement dated as of October 11, 2016 (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed October 18, 2016).
10.15*	Asset Purchase Agreement dated as of August 4, 2017 between the Registrant and Willis Engine Structured Trust III. (incorporated by reference to Exhibit 10.20 to our report on Form 10-Q filed on November 9, 2017).
10.16*	Security Trust Agreement dated as of August 4, 2017 among Willis Engine Structured Trust III, each Grantor referred to therein and from time to time made a party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.21 to our report on Form 10-Q filed on November 9, 2017).
10.17*	Servicing Agreement dated as of August 4, 2017 among Willis Engine Structured Trust III, the Registrant and each Service Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.22 to our report on Form 10-Q filed on November 9, 2017).
10.18*	Administrative Agency Agreement dated as of August 4, 2017 among Willis Engine Structured Trust III, the Registrant, Deutsche Bank Trust Company Americas, as trustee, and each Managed Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.23 to our report on Form 10-Q filed on November 9, 2017).
10.19*	Revolving Credit Agreement dated as of August 4, 2017 among Willis Engine Structured Trust III, BNP Paribas and the Registrant (incorporated by reference to Exhibit 10.24 to our report on Form 10-Q filed on November 9, 2017).
10.20*	Series A-2 Preferred Stock Purchase Agreement dated as of September 22, 2017 (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed on September 28, 2017).
10.21*	General Terms Agreement No. CFM-1-1028985 dated December 22, 2017 between CFM International, Inc. and the Registrant (incorporated by reference to Exhibit 10.26 to our report on Form 10-K filed on March 15, 2018).
10.22*	Letter Agreement No. 1 to GTA No. 1-1028985 dated December 22, 2017 between CFM International, Inc. and the Registrant (incorporated by reference to Exhibit 10.27 to our report on Form 10-K filed March 15, 2018).
10.23*	General Terms Agreement No. GE-1-2299982290-2 dated May 26, 2010 by and amongst General Electric Company, GE Engine Services Distribution, LLC, the Registrant and WEST Engine Funding LLC (incorporated by reference to Exhibit 10.28 to our report on Form 10-K filed March 15, 2018).
10.24*	Letter Agreement No. 3 to GTA No. 1-2299982290 dated December 22, 2017 between General Electric Corporation and the Registrant (incorporated by reference to Exhibit 10.29 to our report on Form 10-K filed March 15, 2018).
10.25*	Amendment No. 2 to General Terms Agreement No. GE-1-2299982290-2 dated December 22, 2017 between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.30 to our report on Form 10-K filed March 15, 2018).
10.26*	Agreement by and between IAE International Aero Engines AG and the Registrant, dated March 16, 2018, to purchase spare engines (incorporated by reference to Exhibit 10.31 to our report on Form 10-Q filed May 10, 2018).
10.27	Redemption Agreement to purchase 294,787 shares of common stock dated as of March 29, 2018 between the Registrant and M3 Partners, LP (incorporated by reference to Exhibit 10.32 to our report on Form 10-Q filed May 10, 2018).
10.28†	2018 Stock Incentive Plan (incorporated by reference to the Registrant's Proxy Statement for 2018 Annual Meeting of Stockholders filed on April 27, 2018).
10.29*	Amendment No. 1 to Agreement to Purchase Spare Engines, dated July 25, 2018, between IAE International Aero Engines AG and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.40 to our report on Form 10-Q filed November 7, 2018).
10.30*	Amendment No. 2 to Agreement to Purchase Spare Engines, dated August 9, 2018, between IAE International Aero Engines AG and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.41 to our report on Form 10-Q filed November 7, 2018).
10.31*	Trust Indenture dated as of August 4, 2017 among Willis Engine Structured Trust III, Deutsche Bank Trust Company Americas, as trustee, the Registrant and BNP Paribas (incorporated by reference to Exhibit 4.6 to our report on Form 10-Q filed on November 9, 2017).

10.32*	Amendment No. 3 to Agreement to Purchase Spare Engines, dated March 22, 2019, between IAE International Aero Engines AG and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.43 to our report on Form 10-Q filed on May 8, 2019).
10.33*	Amendment No. 4 to Agreement to Purchase Spare Engines, dated June 27, 2019, between IAE International Aero Engines AG and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.44 to our report on Form 10-Q filed on August 7, 2019).
10.34*	Letter Agreement No. 2 to GTA No. 1-1028985 dated December 12, 2019 between CFM International, Inc. and Willis Lease Finance Corporation (incorporated by reference to Exhibit 10.43 to our report on Form 10-K filed on March 12, 2020).
10.35*	Amended and Restated Administrative Agency Agreement, dated as of March 3, 2020, among Willis Engine Structured Trust V, the Registrant, Deutsche Bank Trust Company Americas, as trustee, and each Managed Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.45 to our report on Form 10-Q filed May 6, 2020).
10.36*	Asset Purchase Agreement, dated as of March 3, 2020, between the Registrant and Willis Engine Structured Trust V (incorporated by reference to Exhibit 10.46 to our report on Form 10-Q filed May 6, 2020).
10.37*	Amended and Restated Trust Indenture, dated as of March 3, 2020 among Willis Engine Structured Trust V, Deutsche Bank Trust Company Americas, as Trustee, the Registrant, and Bank of America, N.A. (incorporated by reference to Exhibit 10.47 to our report on Form 10-Q filed May 6, 2020).
10.38*	Revolving Credit Agreement, dated March 3, 2020, among Willis Engine Structured Trust V, Bank of America, N.A., and the Registrant (incorporated by reference to Exhibit 10.48 to our report on Form 10-Q filed May 6, 2020).
10.39*	Amended and Restated Servicing Agreement, dated as of March 3, 2020, among Willis Engine Structured Trust V, the Registrant, and each Serviced Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.49 to our report on Form 10-Q filed May 6, 2020).
10.40*	Amended and Restated Security Trust Agreement, dated as of March 3, 2020, among Willis Engine Structured Trust V, each Grantor referred to therein and from time to time made a party thereto and Deutsche Bank Trust Company Americas, as Security Trustee and Operating Bank (incorporated by reference to Exhibit 10.50 to our report on Form 10-Q filed May 6, 2020).
10.41*	Excluded Property Purchase Agreement, dated as of March 3, 2020, among the Registrant, West Engine Acquisition LLC, and Willis Engine Structured Trust V (incorporated by reference to Exhibit 10.51 to our report on Form 10-Q filed May 6, 2020).
10.42*	Agreement by and between International Aero Engines, LLC and the Registrant, dated March 27, 2020, to purchase spare engines (incorporated by reference to Exhibit 10.52 to our report on Form 10-Q filed May 6, 2020).
10.43*	Letter Agreement No. 4 to GTA No. 1-2299982290 dated March 31, 2020 between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.53 to our report on Form 10-Q filed May 6, 2020).
10.44*	Used Engines Sales Agreement dated December 3, 2020 between Pratt & Whitney Engine Leasing, LLC and the Registrant (incorporated by reference to Exhibit 10.54 to our report on Form 10-K filed March 15, 2021).
10.45*	Used Engine Sales Agreement dated December 3, 2020 between [*] Engine Leasing, LLC and the Registrant (incorporated by reference to Exhibit 10.55 to our report on Form 10-K filed March 15, 2021).
10.46*	[*] Fixed Price Repair Agreement by and between the Registrant and Raytheon Technologies Corporation dated December 3, 2020 (incorporated by reference to Exhibit 10.56 to our report on Form 10-K filed March 15, 2021).
10.47*	[*] Fixed Price Repair Agreement by and between the Registrant and International Aero Engines, LLC dated December 3, 2020 (incorporated by reference to Exhibit 10.57 to our report on Form 10-K filed March 15, 2021).
10.48*	Administrative Agency Agreement, dated as of May 17, 2021, among Willis Engine Structured Trust VI, the Registrant, U.S. Bank National Association, as trustee, and each Managed Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.59 to our report on Form 10-Q filed August 8, 2021).
10.49*	Asset Purchase Agreement, dated as of May 17, 2021, between the Registrant and Willis Engine Structured Trust VI (incorporated by reference to Exhibit 10.60 to our report on Form 10-Q filed August 8, 2021).
10.50*#	Trust Indenture, dated as of May 17, 2021, among Willis Engine Structured Trust VI, U.S. Bank National Association, as Trustee, the Registrant and Bank of America, N.A. (incorporated by reference to Exhibit 10.61 to our report on Form 10-Q filed August 8, 2021).
10.51	Revolving Credit Agreement, dated as of May 17, 2021, among Willis Engine Structured Trust VI, Bank of America, N.A. and the Registrant (incorporated by reference to Exhibit 10.62 to our report on Form 10-Q filed August 8, 2021).
10.52	Servicing Agreement, dated as of May 17, 2021, among Willis Engine Structured Trust VI, the Registrant and each Service Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.63 to our report on Form 10-Q filed August 8, 2021).
10.53*	Security Trust Agreement, dated as of May 17, 2021, among Willis Engine Structured Trust VI, each Grantor referred to therein and from time to time made a party thereto and U.S. Bank National Association, as security trustee and operating bank (incorporated by reference to Exhibit 10.64 to our report on Form 10-Q filed August 8, 2021).

10.54*	Administrative Agency Agreement, dated as of October 31, 2023, among Willis Engine Structured Trust VII, the Registrant, U.S. Bank National Association, as trustee, and each Managed Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.69 to our report on Form 10-K filed March 15, 2024).
10.55*	Asset Purchase Agreement, dated as of October 31, 2023, between the Registrant and Willis Engine Structured Trust VII (incorporated by reference to Exhibit 10.70 to our report on Form 10-K filed March 15, 2024).
10.56*	Trust Indenture, dated as of October 31, 2023, among Willis Engine Structured Trust VII, U.S. Bank National Association, as Trustee, the Registrant and Bank of America, N.A. (incorporated by reference to Exhibit 10.71 to our report on Form 10-K filed March 15, 2024).
10.57*	Revolving Credit Agreement, dated as of October 31, 2023, among Willis Engine Structured Trust VII, Bank of America, N.A. and the Registrant (incorporated by reference to Exhibit 10.72 to our report on Form 10-K filed March 15, 2024).
10.58	Servicing Agreement, dated as of October 31, 2023, among Willis Engine Structured Trust VII, the Registrant and each Service Group Member referred to therein and from time to time made a party thereto (incorporated by reference to Exhibit 10.73 to our report on Form 10-K filed March 15, 2024).
10.59*	Security Trust Agreement, dated as of October 31, 2023, among Willis Engine Structured Trust VII, each Grantor referred to therein and from time to time made a party thereto and U.S. Bank National Association, as security trustee and operating bank (incorporated by reference to Exhibit 10.74 to our report on Form 10-K filed March 15, 2024).
10.60*	Secured Credit Agreement, dated as of May 3, 2024, among Willis Warehouse Facility, LLC, as Borrower, Bank of Utah, as Security Trustee and Administrative Agent, Bank of America, N.A., as Facility Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to our report on Form 10-Q filed August 2, 2024).
10.61*	Servicing Agreement, dated as of May 3, 2024, among Willis Warehouse Facility LLC, the Registrant, as Servicer, and each Serviced Group Member (incorporated by reference to Exhibit 10.2 to our report on Form 10-Q filed August 2, 2024).
10.62*	Security Agreement, dated as of May 3, 2024, among Willis Warehouse Facility, LLC as Borrower, Bank of Utah, as Security Trustee and the other Grantors party thereto (incorporated by reference to Exhibit 10.3 to our report on Form 10-Q filed August 2, 2024).
10.63*	Pledge Agreement, dated as of May 3, 2024, among Registrant, and Bank of Utah, as Security Trustee (incorporated by reference to Exhibit 10.4 to our report on Form 10-Q filed August 2, 2024).
10.64*	Contract to Purchase [*] Spare Engines and QEC Kits dated June 19, 2024 between International Aero Engines, LLC and Registrant (incorporated by reference to Exhibit 10.5 to our report on Form 10-Q filed August 2, 2024).
10.65*	Series A Preferred Stock Purchase Agreement, dated as of September 12, 2024 (incorporated by reference to Exhibit 10.1 to our report on Form 10-Q filed November 4, 2024).
10.66†	Employment Agreement, dated as of October 8, 2024, by and between the Company and Brian R. Hole (incorporated by reference to Exhibit 10.3 to our report on Form 10-Q filed November 4, 2024).
10.67*	Credit Agreement, dated as of October 31, 2024, among, inter alia, the Company, as Borrower, Bank of America, N.A., as Administrative Agent, and the Lenders party thereto.
10.68	Limited Waiver No. 1 to Credit Agreement, among the Company, as Borrower, Bank of America, N.A., as Administrative Agent, and the Guarantors party thereto.
10.69	Contract to Purchase PW1133G-JM Spare Engines, dated as of December 17, 2024, by and between International Aero Engines, LLC and the Registrant.
10.70†	Amended & Restated Employment Agreement, dated as of March 13, 2025, by and between Registrant and Charles F. Willis IV (incorporated by reference to Exhibit 10.1 to our report on Form 10-Q filed May 6, 2025).
10.71†	Amendment to the Amended & Restated Employment Agreement, as of March 31, 2025, by and between Registrant and Charles F. Willis IV (incorporated by reference to Exhibit 10.2 to our report on Form 10-Q filed May 6, 2025).
10.72*	Limited Liability Company Agreement of Willis Global Engine Testing LLC (incorporated by reference to Exhibit 10.3 to our report on Form 10-Q filed May 6, 2025).
10.73*#	Share Purchase Agreement, dated May 7, 2025, between Willis Asset Management Limited and Willis Mitsui & Co Engine Support Limited (incorporated by reference to Exhibit 10.1 to our report on Form 10-Q filed August 5, 2025).
10.74†	Employment Agreement, between the Registrant and Z. Clifton Dameron IV, dated as of July 3, 2024.
10.75*	Asset Purchase Agreement, dated as of June 18, 2025, between the Registrant and Willis Engine Structured Trust VIII (incorporated by reference to Exhibit 10.2 to our report on Form 10-Q filed August 5, 2025).
10.76*	Trust Indenture, dated as of June 18, 2025, among Willis Engine Structured Trust VIII, as the Issuer, U.S. Bank National Association, as the Operating Bank and Trustee, the Registrant, as Administrative Agent, and MUFG Bank, Ltd., as the Initial Liquidity Facility Provider (incorporated by reference to Exhibit 10.3 to our report on Form 10-Q filed August 5, 2025).
10.77*	Security Trust Agreement dated as of June 18, 2025, among, inter alia, Willis Engine Structured Trust VIII, as the Issuer, and U.S. Bank National Association, as Security Trustee and Operating Bank (incorporated by reference to Exhibit 10.4 to our report on Form 10-Q filed August 5, 2025).
10.78*	Servicing Agreement, dated as of June 18, 2025, among, inter alia, Willis Engine Structured Trust VIII and the Registrant, as Servicer and Administrative Agent (incorporated by reference to Exhibit 10.5 to our report on Form 10-Q filed August 5, 2025).

10.79*	Administrative Agency Agreement, dated as of June 18, 2025, among, inter alia, Willis Engine Structured Trust VIII, the Registrant, as the Administrative Agent, and U.S. Bank National Association, as Indenture Trustee and Security Trustee (incorporated by reference to Exhibit 10.6 to our report on Form 10-Q filed August 5, 2025).
10.80*	Revolving Credit Agreement, dated as of June 18, 2025, among Willis Engine Structured Trust VIII, as Borrower, the Registrant, as Administrative Agent, and MUFG Bank, Ltd., as Initial Liquidity Facility Provider (incorporated by reference to Exhibit 10.7 to our report on Form 10-Q filed August 5, 2025).
10.81*#	Amendment No. 1 dated as of July 22, 2025, among Willis Warehouse Facility LLC, as Borrower, Bank of Utah, as Security Trustee and Administrative Agent, Bank of America, N.A., as Facility Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to our report on Form 10-Q filed November 4, 2025).
10.82†	Amendment to the Employment Agreement, dated September 1, 2025, by and between Registrant and Z. Clifton Dameron IV.
10.83†	Employment Agreement, dated as of October 8, 2025, by and between the Company and Brian R. Hole.
10.84†	Non-Qualified Stock Option Agreement Pursuant to the Willis Lease Finance Corporation 2023 Incentive Stock Option Plan, dated as of November 10, 2025, between the Company and Charles F. Willis, IV (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed on November 14, 2025).
10.85†	Amended & Restated Employment Agreement, dated as of December 5, 2025, by and between Registrant and Austin Willis (incorporated by reference to Exhibit 10.1 to our report on Form 8-K filed December 9, 2025).
10.86†	Second Amendment to the Amended & Restated Employment Agreement, dated as of December 5, 2025, by and between Registrant and Charles F. Willis IV (incorporated by reference to Exhibit 10.2 to our report on Form 10-Q filed December 9, 2025).
10.87*	Asset Purchase Agreement, dated as of December 23, 2025, between the Registrant and Willis Engine Structured Trust IX.
10.88*	Trust Indenture, dated as of December 23, 2025, among, Willis Engine Structured Trust IX, as the Issuer, U.S. Bank National Association, as the Operating Bank and Trustee, the Registrant, as Administrative Agent, and Bank of America, N.A, as the Initial Liquidity Facility Provider.
10.89*	Security Trust Agreement dated as of December 23, 2025, among, inter alia, Willis Engine Structured Trust IX, as the Issuer, each of the Issuer Subsidiaries party hereto from time to time as a grantor, and U.S. Bank National Association, as Security Trustee and Operating Bank.
10.90*	Servicing Agreement, dated as of December 23, 2025, among, inter alia, Willis Engine Structured Trust IX and the Registrant, as Servicer and Administrative Agent.
10.91*	Administrative Agency Agreement, dated as of December 23, 2025, among, inter alia, Willis Engine Structured Trust IX, the Registrant, as the Administrative Agent, and U.S. Bank National Association, as Indenture Trustee and Security Trustee, and each Issuer Subsidiary signatory to this agreement or that becomes a party under section 6.06.
10.92*	Revolving Credit Agreement, dated as of December 23, 2025, among Willis Engine Structured Trust IX, as Borrower, the Registrant, as Administrative Agent, and Bank of America, N.A, as Initial Liquidity Facility Provider.
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to our report on Form 10-K filed March 15, 2025).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Grant Thornton LLP.
31.1	Certification of Austin C. Willis, pursuant to Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Scott B. Flaherty, pursuant to Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed with the SEC on March 15, 2024).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Redeemable Preferred Stock and Shareholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Certain portions of this exhibit have been redacted pursuant to a Securities and Exchange Commission order granting confidential treatment or constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

\#   Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

†   Indicates a management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No.1 to the Report to be signed on its behalf by the undersigned, duly authorized officers and directors.

Dated: March 30, 2026


Willis Lease Finance Corporation

By: /s/ AUSTIN C. WILLIS
        Austin C. Willis
        Chief Executive Officer and Director


Dated:	Title	Signature
Date: March 30, 2026	Chief Executive Officer and Director (Principal Executive Officer)	/s/ AUSTIN C. WILLIS Austin C. Willis
Date: March 30, 2026	Chief Financial Officer (Principal Financial and Accounting Officer)	/s/ SCOTT B. FLAHERTY Scott B. Flaherty

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Willis Lease Finance Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, redeemable preferred stock and shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal *Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 10, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of equipment held for operating lease

As described further in note 1(d) and 8 to the consolidated financial statements, the Company reviews its equipment held for operating lease (which is inclusive of certain failed sale-leaseback transactions classified as notes receivable and investments in sales-type leases), for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and annually, for certain equipment held for operating lease. With respect to the annual review, indicators of impairment are identified by review of independent appraisals. If an indicator of impairment is identified, the Company performs an analysis of undiscounted forecasted cash flows over the life of the asset as compared to the asset's book value. When an asset's undiscounted forecasted cash flows are less than its book value, an impairment charge is recorded for the difference between the carrying value and fair value. Fair value is determined by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors considered relevant by the Company. As a result of the annual impairment test, the Company recorded impairment charges of $8.9 million for the year ended December 31, 2025. As of December 31, 2025, the balance of equipment held for operating lease, notes receivable and investments in sales-type leases was $2.8 billion, $139.9 million and $16.6 million, respectively. We identified the valuation of equipment held for operating lease as a critical audit matter.

The principal considerations for our determination that the valuation of equipment held for operating lease is a critical audit matter are that subjective auditor judgment was required to evaluate: (i) the assumptions used by management engaged independent appraisers, including the accuracy of data provided to management's specialist to determine the fair value; and (ii) the assumptions used by management to calculate the undiscounted future cash flows, including assumptions of estimated lease rates, maintenance revenues, future shop visits and remaining lease periods.

Our audit procedures related to the valuation of equipment held for operating lease included the following, among others:

- We evaluated the design and operating effectiveness of certain internal controls related to management's review of the independent appraiser's report, including the accuracy of data provided to management's specialist and the review of assumptions used to determine undiscounted future cash flows.

- We evaluated management's method for determining indicators of impairment, including the potential of management bias.

- We tested the annual impairment analysis as follows:

    - Evaluated the completeness and accuracy of the population of assets included in the analysis;

    - For a selection of assets, validated the relevant asset condition data that management provided to the independent appraisers;

    - Evaluated the reasonableness of the following assumptions used in the undiscounted cash flows by comparing them to historical and Company specific data: estimated lease rates, maintenance revenues, future shop visits and remaining lease periods;

    - With the assistance of valuation professionals with specialized skills and knowledge, we: (i) evaluated the qualification of management engaged independent appraisers; and (ii) assessed the reasonableness of the methodologies used and appraised values determined by comparing a selection of appraised values to published industry benchmark values of comparable assets.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2021.

Cincinnati, Ohio
March 10, 2026

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Willis Lease Finance Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Willis Lease Finance Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated March 10, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton LLP

Cincinnati, Ohio
March 10, 2026

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and cash equivalents	$ 16,441	$ 9,110
Restricted cash	530,500	123,392
Equipment held for operating lease, less accumulated depreciation of $640,495 and $613,118 at December 31, 2025 and 2024, respectively	2,801,683	2,635,910
Maintenance rights	30,632	31,134
Equipment held for sale	20,509	12,269
Receivables, net of allowances of $868 and $1,316 at December 31, 2025 and 2024, respectively	35,717	38,291
Spare parts inventory	56,577	72,150
Investments	104,250	62,670
Property, equipment & furnishings, less accumulated depreciation of $27,869 and $22,784 at December 31, 2025 and 2024, respectively	73,835	48,061
Intangible assets, net	271	2,929
Notes receivable, net of allowances of $140 and $247 at December 31, 2025 and 2024, respectively	139,945	183,629
Investments in sales-type leases, net of allowances of $17 and $22 at December 31, 2025 and 2024, respectively	16,595	21,606
Other assets	109,360	56,045
Total assets (1)	$ 3,936,315	$ 3,297,196
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 105,706	$ 75,983
Deferred income taxes	228,547	185,049
Debt obligations	2,700,338	2,264,552
Maintenance reserves	116,185	97,817
Security deposits	24,651	23,424
Unearned revenue	35,350	37,911
Total liabilities (2)	3,210,777	2,684,736
Redeemable preferred stock ($0.01 par value, 5,000 shares authorized; 3,250 shares issued at December 31, 2025 and 2024, respectively)	63,401	63,122
Shareholders' equity:		
Common stock ($0.01 par value, 20,000 shares authorized; 7,620 and 7,173 shares issued at December 31, 2025 and 2024, respectively)	76	72
Paid-in capital in excess of par	72,663	50,928
Retained earnings	590,785	491,439
Accumulated other comprehensive (loss) income, net of income tax (benefit) expense of $(395) and $1,981 at December 31, 2025 and 2024, respectively	(1,387)	6,899
Total shareholders' equity	662,137	549,338
Total liabilities, redeemable preferred stock and shareholders' equity	$ 3,936,315	$ 3,297,196

1. Total assets at December 31, 2025 and 2024 include the following assets of variable interest entities ("VIEs") that can only be used to settle the liabilities of the VIEs: Restricted cash $530,500 and $123,392; Equipment $1,892,356 and $1,681,197; Maintenance rights $19,502 and $12,708; Notes receivable $139,538 and $139,853; Investments in sales-type leases $15,774 and $17,752; and Other assets $9,759 and $11,973, respectively.

2.   Total liabilities at December 31, 2025 and 2024 include the following liabilities of VIEs for which the VIEs' creditors do not have recourse to Willis Lease Finance Corporation: Debt obligations $1,933,119 and $1,518,391, respectively. Further, refer to Note 10 of the consolidated financial statements for details of the Company's commitments and contingencies.

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share data)

| | Year Ended December 31, | |
	2025	2024
REVENUE		
Lease rent revenue	$ 291,633	$ 238,236
Maintenance reserve revenue	231,980	213,908
Spare parts and equipment sales	95,483	27,099
Interest revenue	14,093	11,683
Gain on sale of leased equipment	54,025	45,063
Gain on sale of financial assets	378	—
Maintenance services revenue	25,492	24,158
Other revenue	17,157	9,076
Total revenue	730,241	569,223
EXPENSES		
Depreciation and amortization expense	111,553	92,460
Cost of spare parts and equipment sales	92,271	22,852
Cost of maintenance services	27,918	24,470
Write-down of equipment	32,947	11,228
General and administrative	194,735	146,757
Technical expense	31,384	22,294
Net finance costs:		
Interest expense	132,060	104,764
Loss on debt extinguishment	3,081	—
Total net finance costs	135,141	104,764
Total expenses	625,949	424,825
Income from operations	104,292	144,398
Gain on sale of business	42,950	—
Income from joint ventures	13,365	8,247
Income before income taxes	160,607	152,645
Income tax expense	46,849	44,033
Net income	113,758	108,612
Preferred stock dividends	5,413	4,126
Accretion of preferred stock issuance costs	279	108
Net income attributable to common shareholders	$ 108,066	$ 104,378
Basic weighted average earnings per common share:	$ 16.00	$ 15.97
Diluted weighted average earnings per common share:	$ 15.39	$ 15.34
Basic weighted average common shares outstanding	6,754	6,536
Diluted weighted average common shares outstanding	7,020	6,804

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended December 31,	
	2025	**2024**
Net income	$ 113,758	$ 108,612
Other comprehensive income:		
Currency translation adjustment	863	(414)
Unrealized loss on derivative instruments	(13,877)	(5,472)
Reclassification of loss on derivative instruments to interest expense	2,980	—
Unrealized loss on derivative instruments at joint venture	(628)	(205)
Net loss recognized in other comprehensive income	(10,662)	(6,091)
Tax benefit related to items of other comprehensive income	(2,376)	(1,349)
Other comprehensive loss	(8,286)	(4,742)
Total comprehensive income	$ 105,472	$ 103,870

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Redeemable Preferred Stock and Shareholders' Equity
Years Ended December 31, 2025 and 2024
(In thousands, except per share data)

	Redeemable Preferred Stock		Shareholders' Equity					
			Common Stock		Paid-in Capital in Excess of par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balances at December 31, 2023	2,500	$49,964	6,849	$ 68	$ 29,667	$ 397,781	$ 11,447	$ 438,963
Net income	—	—	—	—	—	108,612	—	108,612
Net unrealized loss from currency translation adjustment, net of tax benefit of $105	—	—	—	—	—	—	(309)	(309)
Net unrealized loss from derivative instruments, net of tax benefit of $1,244	—	—	—	—	—	—	(4,239)	(4,239)
Shares issued under stock compensation plans	—	—	470	5	257	—	—	262
Cancellation of restricted stock in satisfaction of withholding tax	—	—	(146)	(1)	(8,243)	—	—	(8,244)
Stock-based compensation, net of forfeitures	—	—	—	—	29,247	—	—	29,247
Issuance of preferred stock	750	13,050	—	—	—	—	—	—
Accretion of preferred shares issuance costs	—	108	—	—	—	(108)	—	(108)
Common stock cash dividends paid ($1.50 per share)	—	—	—	—	—	(10,720)	—	(10,720)
Preferred stock dividends ($1.53 per share)	—	—	—	—	—	(4,126)	—	(4,126)
Balances at December 31, 2024	3,250	63,122	7,173	72	50,928	491,439	6,899	549,338
Net income	—	—	—	—	—	113,758	—	113,758
Net unrealized gain from currency translation adjustment, net of tax expense of $192	—	—	—	—	—	—	671	671
Net unrealized loss from derivative instruments, net of tax benefit of $3,233	—	—	—	—	—	—	(11,272)	(11,272)
Net realized loss from derivative instruments, net of tax benefit of $665	—	—	—	—	—	—	2,315	2,315
Shares repurchased	—	—	(30)	—	(3,788)	—	—	(3,788)
Shares issued under stock compensation plans	—	—	614	5	245	—	—	250
Cancellation of restricted stock in satisfaction of withholding tax	—	—	(137)	(1)	(19,288)	—	—	(19,289)
Stock-based compensation, net of forfeitures	—	—	—	—	44,566	—	—	44,566
Accretion of preferred shares issuance costs	—	279	—	—	—	(279)	—	(279)
Common stock cash dividends paid ($1.15 per share)	—	—	—	—	—	(8,720)	—	(8,720)
Preferred stock dividends ($1.67 per share)	—	—	—	—	—	(5,413)	—	(5,413)
Balances at December 31, 2025	3,250	$63,401	7,620	$ 76	$ 72,663	$ 590,785	$ (1,387)	$ 662,137

See accompanying notes to the consolidated financial statements.

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net income	$ 113,758	$ 108,612
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	111,553	92,460
Gain on sale of leased equipment	(54,025)	(45,063)
Stock-based compensation expense	44,566	29,247
Gain on sale of business	(42,950)	—
Write-down of equipment	32,947	11,228
Income from joint ventures	(13,365)	(8,247)
Accretion of deferred costs and note discounts	10,789	10,293
Payments received on sales-type leases	6,215	30,510
Loss on debt extinguishment	3,081	—
Loss on derivative instruments	2,980	—
Amortization of contract-based intangible asset	1,497	2,749
Allowances and provisions	(544)	(716)
Gain on sale of financial assets	(378)	—
Loss on disposal of property, equipment and furnishings	45	—
Gain on insurance proceeds	—	(73)
Deferred income taxes	45,875	38,581
Changes in assets and liabilities:		
Receivables	1,480	21,100
Inventory	13,341	(31,189)
Other assets	(27,595)	676
Distributions received from joint ventures	3,766	3,002
Accounts payable and accrued expenses	8,465	20,698
Maintenance reserves	26,146	5,592
Security deposits	602	(366)
Unearned revenue	(5,014)	(4,688)
Net cash provided by operating activities	283,235	284,406
Cash flows from investing activities:		
Purchase of equipment held for operating lease and for sale	(524,579)	(830,479)
Proceeds from sale of equipment (net of selling expenses)	269,662	171,153
Purchase of property, equipment and furnishings	(31,082)	(15,631)
Proceeds from sale of business	21,938	—
Payments received on notes receivable	16,910	10,582
Contributions to joint ventures	(9,246)	—
Issuance of notes receivable	—	(101,768)
Insurance proceeds received on property, equipment and furnishings	—	1,235
Net cash used in investing activities	(256,397)	(764,908)
Cash flows from financing activities:		
Proceeds from issuance of debt obligations	1,660,951	1,305,705
Principal payments on debt obligations	(1,221,509)	(840,038)
Cancellation of restricted stock units in satisfaction of withholding tax	(19,289)	(8,244)
Debt issuance costs	(14,584)	(11,580)
Common stock cash dividends paid	(8,720)	(10,720)
Preferred stock dividends	(5,710)	(3,460)
Repurchase of common stock	(3,788)	—
Proceeds from shares issued under stock compensation plans	250	262
Proceeds from issuance of preferred stock	—	13,050
Net cash provided by financing activities	387,601	444,975
Increase (decrease) in cash, cash equivalents and restricted cash	414,439	(35,527)
Cash, cash equivalents and restricted cash at beginning of period	132,502	168,029
Cash, cash equivalents and restricted cash at end of period	$ 546,941	$ 132,502

Supplemental disclosures of cash flow information:				
Net cash paid for:				
Interest	$	131,755	$	100,680
Income Taxes	$	3,424	$	7,091
Supplemental disclosures of non-cash activities:				
Transfers from Equipment held for operating lease to Equipment held for sale	$	41,505	$	25,907
Transfers from Notes receivable to Equipment held for operating lease	$	24,544	$	—
Contributions to joint ventures	$	22,500	$	—
Proceeds from sale of business	$	22,500	$	—
Non-cash additions to Equipment held for operating lease (1)	$	8,145	$	8,939
Transfers from Spare parts inventory to Equipment held for sale	$	3,975	$	—
Transfers from Equipment held for sale to Equipment held for operating lease	$	1,381	$	—
Transfers from Equipment held for operating lease to Spare parts inventory	$	1,743	$	4,521
Transfers from Notes receivable to Equipment held for sale	$	1,374	$	—
Transfers from Equipment held for operating lease to Investments in sales-type leases	$	821	$	43,370
Accretion of preferred stock issuance costs	$	279	$	108
Transfers from Spare parts inventory to Equipment held for operating lease	$	—	$	4,514

1. During 2025, the Company engaged in exchange transactions involving monetary consideration with third parties in which the Company sold aircraft engine(s) in exchange for the purchase of aircraft engine(s). These transactions were accounted for under Accounting Standards Codification ("ASC") 805, "Business Combinations," and ASC 845, "Nonmonetary Transactions," and resulted in a total of $8.1 million in non-cash additions to equipment held for operating lease for the associated total gain. During 2024, the Company engaged in exchange transactions involving monetary consideration with third parties in which the Company sold aircraft engine(s) in exchange for the purchase of aircraft engine(s). These transactions were accounted for under ASC 805 and ASC 845 and resulted in a total of $7.7 million in non-cash additions to equipment held for operating lease for the associated total gain. In addition, the Company had $1.2 million in non-cash additions to equipment held for operating lease related to purchases included in accrued expenses.

See accompanying notes to the consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Unless the context requires otherwise, references to the "Company," "WLFC," "we," "us" or "our" in these consolidated financial statements on Form 10-K refer to Willis Lease Finance Corporation and its subsidiaries.

(a) Organization

Willis Lease Finance Corporation with its subsidiaries is a provider of aviation services whose primary focus is providing operating leases of commercial aircraft, aircraft engines and other aircraft-related equipment to air carriers, manufacturers and overhaul/repair facilities worldwide. The Company also engages in the selective purchase and resale of commercial aircraft engines.

Willis Aeronautical Services, Inc. ("Willis Aero") is a wholly-owned and vertically-integrated subsidiary whose primary focus is the sale of aircraft engine parts and materials through the acquisition or consignment of aircraft engines.

Willis Engine Securitization Trust III ("WEST III" or the "WEST III Notes") is a bankruptcy remote special purpose vehicle which was established for the purpose of financing aircraft engines through an asset-backed securitization ("ABS"), of which the Company is the sole beneficiary. WEST III is a variable interest entity ("VIE") which the Company owns 100% of the interest and consolidates in its financial statements.

Willis Engine Securitization Trust IV ("WEST IV" or the "WEST IV Notes") is a bankruptcy remote special purpose vehicle which was established for the purpose of financing aircraft engines through an ABS, of which the Company is the sole beneficiary. WEST IV is a VIE which the Company owns 100% of the interest and consolidates in its financial statements. In 2025, the Company paid off both its WEST IV Series A and Series B 2018 term notes payable.

Willis Engine Structured Trust V ("WEST V" or the "WEST V Notes") is a bankruptcy remote special purpose vehicle which was established for the purpose of financing aircraft engines through an ABS, of which the Company is the sole beneficiary. WEST V is a VIE which the Company owns 100% of the interest and consolidates in its financial statements.

Willis Engine Securitization Trust VI ("WEST VI" or the "WEST VI Notes") is a bankruptcy remote special purpose vehicle which was established for the purpose of financing aircraft engines through an ABS, of which the Company is the sole beneficiary. WEST VI is a VIE which the Company owns 100% of the interest and consolidates in its financial statements.

Willis Engine Structured Trust VII ("WEST VII" or the "WEST VII Notes") is a bankruptcy remote special purpose vehicle which was established for the purpose of financing aircraft engines through an ABS, of which the Company is the sole beneficiary. WEST VII is a VIE which the Company owns 100% of the interest and consolidates in its financial statements.

In 2025, the Company and its direct, wholly-owned subsidiary Willis Engine Structured Trust VIII ("WEST VIII"), closed WEST VIII's offering of $596.0 million in aggregate principal amount of fixed rate notes (the "WEST VIII Notes"). WEST VIII is a bankruptcy remote special purpose vehicle which was established for the purpose of financing aircraft engines through an ABS, of which the Company is the sole beneficiary. WEST VIII is a VIE which the Company owns 100% of the interest and consolidates in its financial statements.

In 2025, the Company and its direct, wholly-owned subsidiary, Willis Engine Structured Trust IX ("WEST IX"), closed its offering of $392.9 million in aggregate principal amount of fixed rate notes (the "WEST IX Notes"). WEST IX is a bankruptcy remote special purpose vehicle which was established for the purpose of financing aircraft engines through an ABS, of which the Company is the sole beneficiary. WEST IX is a VIE which the Company owns 100% of the interest and consolidates in its financial statements.

In 2024, the Company and its direct, wholly-owned subsidiary, Willis Warehouse Facility LLC ("WWFL"), entered into a non-recourse, senior secured warehouse credit agreement with the Bank of Utah as security trustee and administrative agent and Bank of America, N.A. as facility agent. The secured credit agreement provides for an initial committed amount of up to $500.0 million. Proceeds from the warehouse credit facility will be used to finance the acquisition of certain assets, including (i) aircraft engines, (ii) airframes and (iii) loan assets that are secured by aircraft engines or airframes. The warehouse credit agreement was amended in 2025 to among other things, (i) extend the availability period of the commitments to May 2027, (ii) extend the final repayment date to May 2030, (iii) provide more favorable asset advance rates to WWFL, and (iv) reduce fees. WWFL is a VIE which the Company owns 100% of the interest and consolidates in its financial statements.

Principal and interest on the WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX Notes are payable monthly to the extent of available cash in accordance with a priority of payments included in the respective indenture agreements. Interest on the loans under the senior secured warehouse credit facility are payable monthly.

The WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX Notes, as well as the loans under the senior secured warehouse credit facility, are secured by, among other things, the direct and indirect interests in a portfolio of assets of the respective ABS or senior secured warehouse credit facility. The WEST III, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX Notes have scheduled amortizations and are payable solely from revenue received from the lease portfolios, after payment of certain expenses of the respective ABS. The assets of WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL are not available to satisfy the Company's obligations other than the obligations specific to the respective ABS or senior secured warehouse credit facility. WEST III, WEST IV, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL are consolidated for financial statement presentation purposes, with the respective assets and liabilities on the Company's Consolidated Balance Sheets. The ability of each ABS, as well as WWFL's ability to make distributions and pay dividends to the Company are subject to the prior payments of its debt and other obligations and maintenance of adequate reserves and capital. Under each ABS, as well as under WWFL, cash is collected in a restricted account, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to the Company. Additionally, a portion of the maintenance reserve payments and lease security deposits are formulaically accumulated in restricted accounts and are available to fund future maintenance events and to secure lease payments, respectively.

Additionally, in connection with WEST III, WEST IV, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL, the Company entered into servicing agreements and administrative agency agreements to provide certain engine, lease management and reporting functions in return for fees based on a percentage of collected lease revenues and asset sales. Because WEST III, WEST IV, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL are consolidated for financial statement reporting purposes, all fees eliminate upon consolidation.

(b) Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of WLFC and its wholly-owned subsidiaries, including VIEs in which the Company is the primary beneficiary, in accordance with consolidation guidance. The Company first evaluates all entities in which it has an economic interest to determine whether for accounting purposes the entity is either a VIE or voting interest entity. If the entity is a VIE, the Company consolidates the financial statements of that entity if it is the primary beneficiary of such entities' activities. If the entity is a voting interest entity, the Company consolidates the entity when it has a majority of voting interests in such entity. Intercompany transactions and balances have been eliminated in consolidation.

(c) Revenue Recognition

Leasing revenue

Revenue from leasing of engines, aircraft and related parts and equipment is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements. Revenue is not recognized when cash collection is not reasonably assured. When collectability is not reasonably assured, the customer is placed on non-accrual status, and revenue is recognized when cash payments are received. Lease rent payments are typically due in advance of the first day of each rental period.

Under the terms of some of the Company's leases, the lessees pay use fees (also known as maintenance reserves) to the Company based on usage of the leased asset, which are designed to cover expected future maintenance costs. Some of these amounts are reimbursable to the lessee if they make specifically defined maintenance expenditures. Use fees received are recognized in revenue as maintenance reserve revenue if they are not reimbursable to the lessee. Use fees that are reimbursable are recorded as a maintenance reserve liability until they are reimbursed to the lessee, the lease terminates, or the obligation to reimburse the lessee for such reserves ceases to exist, at which time they are recognized in revenue as maintenance reserve revenue. Use fees are due in arrears, typically 15 days after each month-end.

Unearned Revenue includes deferred nonrefundable use fees which qualify as in-substance fixed lease payments due to the lessee's requirement to make certain minimum payments. These in-substance fixed lease payments are recognized ratably over the expected lease term rather than when the variable use fees are invoiced. As of December 31, 2025 and 2024, there were $13.2 million and $21.7 million, respectively, of deferred in-substance fixed payment use fees included in Unearned Revenue.

Certain lessees may be significantly delinquent in their rental payments and may default on their lease obligations. As of December 31, 2025, the Company had an aggregate of approximately $3.8 million in lease rent and $3.3 million in maintenance reserve receivables more than 30 days past due. Inability to collect receivables or to repossess engines or other leased equipment in the event of a default by a lessee could have a material adverse effect on the Company. The Company estimates a general allowance for doubtful accounts for receivables based on historical experience.

The Company also estimates an allowance for credit losses. Receivables, net of allowances, include amounts billed to customers in which the right to payment is unconditional. The Company maintains an allowance for credit losses under trade receivables to provide for the estimated amount that will not be collected, even when the risk of loss is remote. The allowance for credit losses includes the following: (1) specific reserves for receivables which are impaired for which management believes full collection is doubtful, and (2) a general reserve for estimated losses. The allowance is measured on a collective pool basis when similar risk characteristics exist and is established as a percentage of accounts receivable. The percentage is based on all available and relevant information including age of outstanding receivables, historical payment experience and loss history, current economic conditions, and, when reasonable and supportable factors exist, management's expectation of future economic conditions. A write-off is recorded when all or part of the receivable is deemed uncollectible. Write-offs are charged against the previously established allowance for credit losses. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the allowance for credit losses.

Notes receivable and investments in sales-type leases, net of allowances, represent the current remaining balances that the Company expects to collect for failed sale-leaseback transactions and sales-type leases. The Company establishes allowances for credit losses under notes receivable and investments in sales-type leases to cover probable but specifically unknown losses existing in the portfolio. In doing so, the Company categorizes financial assets by pools with similar risk characteristics, including whether the financial asset is collateral-backed and whether the customer is placed on non-accrual status. A write-off is recorded when all or part of the financial asset is deemed uncollectible. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the allowances for credit losses.

Accounts receivable and the related allowances are as follows:

	December 31,					
	2025		2024		2023	
	(in thousands)					
Accounts receivable	$	36,585	$	39,607	$	60,796
Less: Allowances		(868)		(1,316)		(2,311)
Total, net	$	35,717	$	38,291	$	58,485

One customer accounted for approximately 13% of total lease rent revenue during the year ended December 31, 2025. Two customers accounted for approximately 11%, each, of total lease rent revenue during the year ended December 31, 2024. One customer accounted for 15% of total receivables as of December 31, 2025. One customer accounted for 11% of total receivables as of December 31, 2024.

Spare parts sales

The Spare Parts Sales reportable segment primarily engages in the sale of aircraft engine parts and materials through the acquisition or consignment of engines from third parties or the Company's leasing operations. The parts are sold at a fixed price with no right of return. In determining the performance obligation, management has identified the promise in the contract to be the shipment of the spare parts to the customer. Title passes to the buyer when the goods are shipped, the buyer is responsible for any loss in transit, and the Company has a legal right to payment for the spare parts. Management has determined that physical acceptance of the spare parts to be a formality in accordance with ASC 606-10-5-86, "Revenue from Contracts with Customers."

The spare parts transaction price is a fixed dollar amount and is stated on each purchase order for a fixed amount by total number of parts. Spare parts revenue is based on a set price for a set number of parts as defined in the purchase order. The performance obligation is completed once the parts have shipped and, as a result, all of the transaction price is allocated to that performance obligation. Management has determined that it is appropriate for the Company to recognize spare parts sales at a point in time (*i.e.*, the date the parts are shipped) under ASC 606. Spare parts sales generally have 30-day payment terms.

Equipment sales

Equipment sales represent the selective purchase and resale of commercial aircraft engines and other aircraft equipment. The Company and customer enter into an agreement which outlines the place and date of sale, purchase price, payment terms, condition of the asset, bill of sale, and the assignment of rights and warranties from the Company to the customer. Management has identified the promise in the equipment sale contract to be the transfer of ownership of the asset. Management believes that the asset holds stand-alone value to the customer as it is not dependent on any other services for functionality purposes, and therefore is distinct within the context of the contract and as described in ASC 606-10. As such, management has identified the transfer of the asset as the performance obligation. The transaction price is set at a fixed dollar amount per fixed quantity (number of assets) and is explicitly stated in each contract. Equipment sales revenue is based on a set price for a set number of assets, which is allocated to the performance obligation discussed above, in its entirety. The Company has determined the date of transfer to the customer to be the date that the customer obtains control and title over the asset and the date which revenue is to be recognized and payment is due. Payment on equipment sales is generally due upon closing of the sale.

Interest revenue

Interest revenue represents interest earned on notes receivable related to failed sale-leasebacks in which the Company was the buyer-lessor and on sales-type leases.

Gain on sale of leased equipment

The Company regularly sells equipment from its lease portfolio. This equipment may or may not be subject to a lease at the time of sale. The net gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits associated with the equipment are not included in the sale, any such amount is included in the calculation of gain or loss.

Gain on sale of financial assets

Some of the Company's leases are recorded as financial assets and classified as notes receivable under ASC 842, "Leases," as they are failed sale-leaseback transactions. The Company may sell its equipment classified as notes receivable, and the net gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits associated with the equipment are not included in the sale, any such amount is included in the calculation of gain or loss.

Maintenance services revenue

Maintenance services revenue predominantly represents fleet management, engine and aircraft storage and repair services, and revenue related to fixed base operator services provided to third parties, such as refueling, maintenance, and hangar services. Fleet management services are performed for a stated fixed fee as agreed upon in the services agreement, and customers are billed monthly. Engine and aircraft storage services are for a fixed monthly fee. For a contract containing more than one performance obligation, the allocation of the transaction price is generally performed on the basis of the relative stand-alone selling price of each distinct good or service in the contract. As each of the services provided within the contract have separate prices, the Company allocates the price to its related performance obligation described above. Management has determined that each of the revenue elements contain performance obligations that are satisfied over time and therefore recognizes revenue over time in accordance with ASC 606-10-25-27. The Company utilizes the percentage-of-completion method (input method) for recognizing fleet management services and will calculate revenues based on labor hours incurred. Additionally, as is required by ASC 606-10-25-35, as circumstances change over time, the Company will update its measure of progress to reflect any changes in the outcome of the performance obligation. Engine and aircraft storage services are recognized on a monthly basis, utilizing the input method of days passed. Maintenance and repair related services are typically billed once the related maintenance is completed. Maintenance services revenue generally has 30-day payment terms.

Other revenue

Other revenue consists primarily of managed service fee revenue related to the servicing of engines for the Willis Mitsui & Company Engine Support Limited ("WMES") lease portfolio. These services include management of the WMES lease portfolio, which occurs on an ongoing basis, as well as marketing and procurement, which occurs on a transactional basis. Revenue related to ongoing services is recognized on a monthly basis, and revenue related to transactional services is recognized upon close of the sale. Payments are typically due upon receipt.

The following table presents a summary of revenue based on location of customer:

Region or Country	Year Ended December 31,			
	2025		**2024**	
	(in thousands)			
United States	$	205,878	$	153,045
Europe		183,677		134,509
India		137,769		92,483
Asia-Pacific		110,872		106,837
Canada		41,694		42,077
South America		37,241		36,157
Central America		7,676		3,130
Africa		4,583		48
Middle East		851		937
Total revenue	$	730,241	$	569,223

(d) Equipment Held for Operating Lease

Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of aircraft assets are capitalized as part of the cost of such assets. Major overhauls paid for by the Company, which improve functionality or extend the original useful life, are capitalized and depreciated over the shorter of the estimated period to the next overhaul ("deferral method") or the remaining useful life of the equipment. The Company does not accrue for planned major maintenance. The cost of overhauls of aircraft assets under long-term leases, for which the lessee is responsible for maintenance during the period of the lease, are paid for by the lessee or from reimbursable maintenance reserves paid to the Company in accordance with the lease and are not capitalized.

Based on specific aspects of the equipment, the Company generally depreciates engines on a straight-line basis over a 15-year period from the acquisition date to a 55% residual value. This methodology reflects the Company's typical holding period for the engine assets and that the residual value assumption reasonably approximates the selling price of the assets 15 years from the date of acquisition. The typical 15-year holding period is the estimated useful life of the Company's engines based on its business model and plans and represents how long the Company anticipates holding a newly acquired engine. The technical useful life of a new engine can be in excess of 25 years. The Company reviews the useful lives and residual values of all engines periodically as demand changes to accurately depreciate the cost of equipment over the useful lives of the engines.

The aircraft and airframes owned by the Company are generally depreciated on a straight-line basis over an estimated useful life of 13 to 20 years to a 17% residual value. The marine vessel owned by the Company is depreciated on a straight-line basis over an estimated useful life of 18 years to a 15% residual value. The other leased parts and related equipment owned by the Company are generally depreciated on a straight-line basis over an estimated useful life of 14 to 15 years to a 25% residual value.

The useful lives of older generation engines and aircraft may be significantly less based upon the technical status of the asset, as well as supply and demand factors. For these older generation engines and aircraft, the remaining useful lives and the remaining expected holding periods are typically the same. For older generation engines or aircraft that are unlikely to be repaired at the end of the current expected useful lives, the Company depreciates the engines or aircraft over their estimated lives to a residual value based on an estimate of the wholesale value of the parts after disassembly. As of December 31, 2025, 19 engines having a net book value of $34.3 million were depreciated under this policy with estimated remaining useful lives up to 51 months. The Company adjusts its estimates annually for these older generation assets, including updating estimates of an engine's or aircraft's remaining operating life as well as future residual value expected from part-out based on the current technical status of the engine or aircraft.

The Company reviews its long-lived assets, including certain failed sale-leaseback transactions classified as notes receivable or investments in sales-type leases under ASC 842, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets to be disposed are reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by review of appraisals or by comparison of undiscounted forecasted cash flows, including estimated sales proceeds, over the life of the asset with the assets' book value. If the undiscounted forecasted cash flows are less than the book value, the asset is written down to its fair value. Fair value is determined per individual asset by reference to independent appraisals, quoted market prices (*e.g.*, an offer to purchase) and other factors considered relevant by the Company. The Company evaluates assets during the year if a triggering event is identified indicating impairment is possible and also conducts a formal annual review of the carrying values of long-lived assets. The formal annual review resulted in $8.9 million in impairment charge in 2025 and $6.3 million in impairment charge in 2024. Additionally, the Company recorded impairment charges of $24.0 million and $4.9 million in 2025 and 2024, respectively, as a result of triggering events occurring during the year. These write-downs are included in "Write-down of equipment" in the Consolidated Statements of Income.

(e) Equipment Held for Sale

Equipment held for sale includes assets being marketed for sale, as well as third-party consigned assets, that management has approved to be classified as held for sale. The assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell.

(f) Debt Issuance Costs and Related Fees

Fees paid in order to secure debt are capitalized, included in Debt obligations on the Consolidated Balance Sheets as a direct reduction from the carrying amount of the related debt liability, and amortized over the life of the related loan using the effective interest method.

Interest expense related to the accretion of debt issuance costs and note discounts was $7.8 million and $7.6 million in 2025 and 2024, respectively.

(g) Interest Rate Hedging

The Company enters into various derivative instruments periodically to mitigate the exposure on variable rate borrowings. The derivative instruments are fixed-rate interest swaps that are recorded at fair value as either an asset or liability.

While substantially all of the Company's derivative transactions are entered into for the purposes described above, hedge accounting is only applied when specific criteria have been met and it is practicable to do so. In order to apply hedge accounting, the transaction must be designated as a hedge and it must be highly effective. The hedging instrument's effectiveness is assessed utilizing both a dollar offset and regression testing approach at the inception of the hedge and either a dollar offset and regression testing approach or qualitative analysis on at least a quarterly basis throughout its life. All of the transactions that the Company has designated as hedges are cash flow hedges. The effective portion of the change in fair value on a derivative instrument designated as a cash flow hedge is reported as a component of other comprehensive income and is reclassified into earnings in the period during which the transaction being hedged affects earnings. The ineffective portion of the hedges is recorded in earnings in the current period.

(h) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs (see Note 7).

The Company files income tax returns in various states and countries which may have different statutes of limitations. The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

(i) Property, Equipment and Furnishings

Property, equipment and furnishings are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives generally range from 25 to 39 years for buildings, five to ten years for furniture and fixtures, three to ten years for computer software, three to five years for computer equipment, five to ten years for machinery, 10 for tooling, 17 years for company aircraft, and 5 years for vehicles. Leasehold improvements are recorded at cost and depreciated by the straight-line method over the shorter of the lease term or useful life of the leasehold, which generally range from five to 15 years.

Property, equipment and furnishings by major class is presented in the following table:

	December 31,	
	2025	2024
	(in thousands)	
Land	$ 4,440	$ 4,440
Buildings	32,497	11,723
Leasehold Improvements	529	529
Furniture & Fixtures	3,021	2,023
Computer Software	2,591	2,113
Computer Equipment	3,938	3,123
Machinery	3,678	3,098
Tooling	16,524	12,105
Company Aircraft	27,152	27,122
Vehicles	658	536
Assets in Progress	6,676	4,033
Property, equipment & furnishings, gross	101,704	70,845
Accumulated depreciation	(27,869)	(22,784)
Property, equipment & furnishings, net	$ 73,835	$ 48,061

(j) Cash and Cash Equivalents

The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents.

(k) Restricted Cash

The Company has certain bank accounts that are subject to restrictions in connection with its WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL debt. Under these borrowings, cash is collected in restricted accounts, which are used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to the Company. Additionally, a portion of projected maintenance obligations and some or all of the lease security deposits are accumulated in restricted accounts and are available to fund future maintenance events and to secure lease payments, respectively.

Under WEST III, cash equal to a portion of the projected maintenance obligations for the subsequent nine months is held in a restricted account and is subject to a minimum balance of approximately $9.4 million. Under WEST V, cash equal to a portion of the projected maintenance obligations for the subsequent twelve months is held in a restricted account and is subject to a minimum balance of approximately $5.0 million. Under WEST VI and WWFL, cash equal to a portion of the projected maintenance obligations for the subsequent twelve months is held in a restricted account and is subject to a minimum balance of approximately $1.0 million. Under WEST VII, cash equal to a portion of the projected maintenance obligations for the subsequent twelve months is held in a restricted account and is subject to a minimum balance of approximately $0.7 million. Under WEST VIII and WEST IX, cash equal to a portion of the projected maintenance obligations for the subsequent eighteen months is held in a restricted account and is subject to a minimum balance of approximately $1.0 million.

Under WEST III and WEST V, security deposits are held in restricted accounts equal to a portion of the security deposits for leases scheduled to terminate over the subsequent four months, in each case, subject to a minimum balance of $1.0 million. Under WEST VI, WEST VII, WEST VIII, and WEST IX, all security deposits for leases scheduled to terminate before the expected maturity date of the notes are held in a restricted account, subject to a minimum balance of $1.0 million. Provided lease return conditions have been met, these deposits will be returned to the lessee. To the extent return conditions are not met, these deposits may be retained by the Company.

The Company had total cash and cash equivalents and restricted cash, as presented in the Consolidated Statements of Cash Flows, as follows:

	December 31,	
	2025	2024
	(in thousands)	
Cash and cash equivalents	$ 16,441	$ 9,110
Restricted cash	530,500	123,392
Total as presented in the consolidated statements of cash flows	$ 546,941	$ 132,502

(l) Spare Parts Inventory

Spare parts inventory consists of spare aircraft and engine parts purchased either directly by Willis Aero and also engines removed from the lease portfolio to be parted out. Spare parts inventory is stated at lower of cost or net realizable value. Cost is determined using the specific costing method. An impairment charge for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns, future sales expectations, and salvage value.

(m) Intangible Assets

As of December 31, 2025, intangible assets consisted of goodwill of $0.3 million. Intangible assets may also include contract assets, which result when lease contract terms are favorable as compared to market terms in asset acquisitions.

(n) Other Assets

Other assets typically include prepaid purchase deposits, other prepaid expenses, and Right-of-Use ("ROU") assets. As of December 31, 2025 and 2024, Other assets included prepaid deposits of $36.3 million and $4.4 million, respectively, relating to commitments to purchase equipment.

(o) Management Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("U.S."), formally referred to as Generally Accepted Accounting Principles ("GAAP").

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management evaluates estimates on an ongoing basis, including those related to residual values, estimated asset lives, impairments, bad debts and credit losses. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the accounting policies on revenue recognition, useful life of equipment, asset residual values, asset impairment, allowance for doubtful accounts, and allowance for credit losses are significant to the results of operations.

If the useful lives or residual values are lower than those estimated, upon sale of the asset a loss may be realized. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material impairment write-downs may occur.

(p) Earnings Per Share

Basic earnings per common share is computed by dividing net income attributable to holders of common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income attributable to holders of common stock by the weighted average number of shares outstanding, adjusted for the dilutive effect of unvested restricted stock awards ("RSAs") and stock options. See Note 9 for more information on the computation of earnings per share.

(q) Investments

The Company's investments are joint ventures which are accounted for using the equity method of accounting. The investments are recorded at the amount invested plus or minus our share of net income or loss, less any distributions or return of capital received from the entities.

(r) Stock-Based Compensation

The Company recognizes stock-based compensation expense in the financial statements for share-based awards based on the grant-date fair value of those awards. Stock-based compensation expense is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term. As it relates to performance-based awards, accrual of compensation expense is based on the probable outcome of the performance condition. Forfeitures are accounted for as they occur.

(s) Initial Direct Costs Associated with Leases

The Company accounts for the initial direct costs, including sales commissions, incurred in obtaining a new lease by deferring and amortizing those costs over the term of the lease. The amortization of these costs is recorded under general and administrative expenses in the Consolidated Statements of Income. The amounts amortized were $2.9 million and $2.7 million for the years ended December 31, 2025 and 2024, respectively.

(t) Maintenance Rights

The Company identifies, measures and accounts for maintenance right assets and liabilities associated with acquisitions of equipment with in-place leases. A maintenance right asset represents the fair value of the contractual right under a lease to receive equipment in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents the Company's obligation to pay the lessee for the difference between the lease-end contractual maintenance condition of the equipment and the actual maintenance condition of the equipment on the acquisition date. The equipment condition at the end of the lease term may result in either overhaul work being performed by the lessee to meet the required return condition or a financial settlement.

When a capital event is performed on the equipment by the lessee, which satisfies the lessee's maintenance right obligation, the maintenance rights are added to the equipment basis and depreciated to the next capital event. When equipment is sold before the end of the pre-existing lease, the maintenance rights are applied against any accumulated maintenance reserves, if paid by the lessee, and the remaining balance is applied to the disposition gain or loss. When a lease terminates, an end of lease true-up is performed, and the maintenance right is applied against the accumulated maintenance reserves or, for non-reserve lessees, the final settlement payment, and any remaining net maintenance right is recorded in the Consolidated Statements of Income.

(u) Foreign Currency Translation

The Company's foreign investments have been converted at rates of exchange in effect at the balance sheet dates. The changes in exchange rates in our foreign investments reported under the equity method are included in the Consolidated Balance Sheets as Accumulated other comprehensive income.

(v) Risk Concentrations

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash deposits, lease receivables and interest rate swaps.

The Company places its cash deposits, which exceed federally insured limits, with financial institutions and other credit-worthy institutions, such as money market funds, and limits the amount of credit exposure to any one party. Management opts for security of principal as opposed to yield. Concentrations of credit risk with respect to lease receivables are limited due to the large number of customers comprising the customer base, and their dispersion across different geographic areas. Some lessees are required to make payments for maintenance reserves at the end of the lease. The Company enters into interest rate swap agreements with counterparties that are investment grade financial institutions.

(w) Risks and Uncertainties

Given the uncertainty in the rapidly changing market and economic conditions related to the potential impact of changes in interest rates or inflation, as well as the impact of new or increased tariffs, we will continue to evaluate the nature and extent of the impact on the Company's business and financial position. The ultimate extent of the effects on the Company will depend on future developments, and such effects could exist for an extended period of time.

Other than what has been reflected in the Consolidated Financial Statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Actual results could differ from those estimates and any such differences may be material to the Consolidated Financial Statements.

(x) Recent Accounting Pronouncements

Recent Accounting Pronouncements Adopted by the Company

In August 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-05, "Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement." The amendments in this ASU apply to the formation of a joint venture, and under this ASU, a joint venture formation is the creation of a new reporting entity that would trigger a new basis of accounting. This ASU requires net assets contributed to the joint venture in a formation transaction to be measured at fair value at the formation date. The amendments in this ASU are effective for all joint ventures within the ASU's scope that are formed on or after January 1, 2025, with early adoption permitted. Joint ventures formed on or after the effective date of ASU 2023-05 will be required to apply the new guidance prospectively. Joint ventures formed before the ASU's effective date are permitted to apply the new guidance (1) retrospectively if they have "sufficient information" to do so or (2) prospectively if financial statements have not yet been issued (or made available for issuance). The Company adopted this accounting standard update effective January 1, 2025, and there was no impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." Under the ASU, public business entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this accounting standard update for the year ended December 31, 2025.

Recent Accounting Pronouncements To Be Adopted by the Company

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-04) Disaggregation of Income Statement Expenses." The ASU requires public entities, on both an interim and annual basis, to disclose additional disaggregated information about specific expense categories in the notes to the financial statements. The ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company expects to adopt this accounting standard update for the year ended December 31, 2027 and is currently evaluating the potential effects on the consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, "Measurement of Credit Losses for Accounts Receivable and Contract Assets." The ASU provides public entities with a practical expedient when estimating expected credit losses for accounts receivable and contract assets. The practical expedient assumes that current conditions of the balance sheet do not change for the remaining life of the asset. The ASU is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company expects to adopt this accounting standard update for the year ended December 31, 2026, and the Company does not expect the adoption of this guidance to have a significant impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, "Accounting for Government Grants Received by Business Entities." The ASU provides guidance on the recognition, measurement, presentation, and disclosure of government grants. The ASU is effective for fiscal years beginning after December 15, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting this new pronouncement.

(y) Government Grants

Historically, there was no specific guidance in GAAP that addresses the recognition and measurement of government assistance received by a business entity. In the absence of authoritative GAAP guidance, the Company considered the application of other authoritative accounting guidance by analogy and concluded that the guidance outlined in International Accounting Standard 20 – Accounting for Government Grants and Disclosures of Government Assistance ("IAS 20") was the most appropriate. Under IAS 20, grant income is recognized to the extent that there is reasonable assurance that the Company will comply with the conditions attached to the grant, and the grant will be received.

During the year ended December 31, 2025, the Company received approximately $6.3 million in government grant receipts for its sustainable aviation fuel project, related to a grant that was awarded to the Company in October 2023. The Company believes it has complied with the grant conditions associated with these grant receipts, which primarily relate to providing evidence of completion of the funded activities. The grant income was recorded as a deduction to related fees included in General and administrative expenses on the Consolidated Statements of Income.

During the year ended December 31, 2025, the Company received approximately $1.7 million in government grant receipts for its hangar construction project at Teesside International Airport. The Company was awarded the grant in May 2025, the primary intent of which is job creation. $1.5 million of the grant receipts was recorded as a liability in Accounts payable and accrued expenses on the Consolidated Balance Sheets and will be recorded as a deduction to personnel expenses included in General and administrative expenses as jobs are created. During the year ended December 31, 2025, approximately $0.2 million of the grant receipts was recorded as a deduction to personnel expenses included in General and administrative expenses on the Consolidated Statements of Income.

2. Leases

As lessor, and as of December 31, 2025, the majority of our leases were operating leases with the exception of certain failed sale-leaseback transactions classified as notes receivable or investments in sales-type leases under the guidance provided by ASC 842.

As lessee, the significant majority of leases the Company enters are for real estate (office, hangar, and warehouse space for our operations) as well as automobiles. These lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Leases with terms of 12 months or less are not recorded on the Consolidated Balance Sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Some of the Company's leases include variable non-lease components (*e.g.*, taxes) which are not separated from associated lease components (*e.g.*, fixed rent, common-area maintenance costs, vehicle protection plans and other service fees) as elected under the practical expedient package provided by ASC 842.

The Company's leases have remaining lease terms of approximately one month to 250 years, some of which include options to renew or extend the lease term from one to five years. Our automobile leases include an option to purchase the vehicle at lease termination. The depreciable lives of assets are limited by the expected lease terms, unless there is a transfer of title or purchase option reasonably certain of exercise. The exercise of lease renewal options or purchase at lease termination is at the Company's sole discretion. If it is reasonably certain that we will exercise such options, the periods covered by such options are included in the lease term and are recognized as part of our ROU assets and lease liabilities.

Supplemental information to the Consolidated Balance Sheets related to leases was as follows:

Leases	Classification	December 31, 2025	December 31, 2024
		(in thousands, except lease term and discount rate)	
Assets			
Operating lease right-of-use assets	Other assets	$ 25,413	$ 6,584
Liabilities			
Lease liabilities	Accounts payable and accrued expenses	$ 11,770	$ 5,848
Weighted average remaining lease term (years)			
Operating leases		137.95	2.70
Weighted average discount rate			
Operating leases		6.2 %	5.2 %

The weighted average discount rate is based on the incremental borrowing rate for each lease and the remaining balance of the lease payments for each lease at the reporting date.

Future maturities of the Company's lease liabilities at December 31, 2025 are as follows:

Year	(in thousands)
2026	$ 3,178
2027	2,916
2028	2,086
2029	1,490
2030	930
Thereafter	5,866
Total undiscounted lease liabilities	16,466
Less: interest	(4,696)
Total lease liabilities	$ 11,770

The components of lease expense were as follows:

Lease expense	Classification	Year Ended December 31, 2025	Year Ended December 31, 2024
		(in thousands)	
Operating lease cost	Cost of maintenance services	$ 372	$ 116
Operating lease cost	General and administrative	3,172	2,171
Operating lease cost	Technical expense	2,710	1,948
Net lease cost		$ 6,254	$ 4,235

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 4,563	$ 3,538
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 23,494	$ 1,016

3. Equipment Held for Operating Lease

As of December 31, 2025, the Company had $2,801.7 million of equipment held in our operating lease portfolio, $139.9 million of notes receivable, $30.6 million of maintenance rights, and $16.6 million of investments in sales-type leases, which represented 363 engines, 20 aircraft, one marine vessel and other leased parts and equipment. As of December 31, 2024, the Company had $2,635.9 million of equipment held in our operating lease portfolio, $183.6 million of notes receivable, $31.1 million of maintenance rights, and $21.6 million of investments in sales-type leases, which represented 354 engines, 16 aircraft, one marine vessel and other leased parts and equipment.

The following table disaggregates equipment held for operating lease by asset class (in thousands):

| | As of December 31, | | | | | |
| | 2025 | | | 2024 | | |
	Gross value	Accumulated depreciation	Net book value	Gross value	Accumulated depreciation	Net book value
	(in thousands)					
Engines and related equipment	$ 3,201,320	$ (606,240)	$ 2,595,080	$ 3,060,020	$ (595,340)	$ 2,464,680
Aircraft and airframes	225,994	(29,327)	196,667	174,642	(13,634)	161,008
Marine vessel	14,864	(4,928)	9,936	14,366	(4,144)	10,222
	$ 3,442,178	$ (640,495)	$ 2,801,683	$ 3,249,028	$ (613,118)	$ 2,635,910

Notes Receivable and Investments in Sales-Type Leases

During the years ended December 31, 2025 and 2024, the Company recorded interest revenue related to the notes receivable and investments in sales-type leases of $14.1 million and $11.7 million, respectively. The effective interest rates on our notes receivable and investments in sales-type leases ranged from 6.0% to 12.2% as of December 31, 2025 and 6.0% to 12.2% as of December 31, 2024.

Under some of the Company's notes receivable and investments in sales-type leases, the lessee has the option to purchase the underlying asset at fixed amounts throughout the lease term.

A majority of the equipment is leased and operated internationally. Substantially all leases relating to this equipment are denominated and payable in U.S. dollars.

The Company leases equipment to lessees domiciled in eight geographic regions. The tables below set forth geographic information about the leased equipment grouped by domicile of the lessee (which is not necessarily indicative of the asset's actual location):

| | Year Ended December 31, | |
Lease rent revenue	2025	2024
Region or Country	(in thousands)	
United States	$ 89,138	$ 72,959
Europe	59,955	53,465
India	53,139	31,512
Asia-Pacific (excluding India)	40,795	40,661
Canada	21,032	18,659
South America	20,872	20,291
Africa	4,539	—
Central America	2,163	689
Totals	$ 291,633	$ 238,236

Net book value of equipment held for operating lease	As of December 31,			
	2025		**2024**	
Region or Country	(in thousands)			
United States	$	828,162	$	658,128
India		490,057		314,714
Europe		377,056		299,322
Asia-Pacific (excluding India)		273,350		344,946
South America		164,453		176,380
Canada		153,281		133,286
Africa		43,099		—
Central America		19,691		17,047
Middle East		—		6,239
Off-lease		452,534		685,848
Totals	$	2,801,683	$	2,635,910

As of December 31, 2025, the lease status of the equipment held for operating lease (in thousands) was as follows:

Lease Term	Net Book Value	
Off-lease and other	$	452,534
Month-to-month leases		330,521
Leases expiring 2026		614,842
Leases expiring 2027		534,117
Leases expiring 2028		365,351
Leases expiring 2029		347,919
Leases expiring 2030		29,341
Leases expiring thereafter		127,058
	$	2,801,683

As of December 31, 2025, minimum future payments due to the Company under non-cancelable operating leases were as follows:

Year	(in thousands)	
2026	$	234,170
2027		140,801
2028		84,316
2029		32,140
2030		17,869
Thereafter		16,640
	$	525,936

As of December 31, 2025, minimum future payments due to the Company under non-cancelable notes receivable and investments in sales-type leases were as follows:

Year	(in thousands)
2026	$ 22,920
2027	21,790
2028	21,608
2029	47,205
2030	19,726
Thereafter	75,337
Total undiscounted lease receivables	208,586
Less: interest	52,046
Total notes receivable and investments in sales-type leases	$ 156,540

4. Investments

In 2011, the Company entered into an agreement with Mitsui & Co., Ltd. to participate in a joint venture formed as a Dublin-based Irish limited company, WMES, for the purpose of acquiring and leasing jet engines. Each partner holds a 50% interest in the joint venture, and the Company uses the equity method in recording investment activity. As of December 31, 2025, WMES owned a lease portfolio of 65 engines, one aircraft, and other parts and equipment with a net book value of $575.3 million.

In 2014, the Company entered into an agreement with China Aviation Supplies Import & Export Corporation ("CASC") to participate in a joint venture named CASC Willis Lease Finance Company Limited ("CASC Willis"), a joint venture based in Shanghai, China. Each partner holds a 50% interest in the joint venture and the Company uses the equity method in recording investment activity. CASC Willis acquires and leases jet engines to Chinese airlines and concentrates on the demand for leased commercial aircraft engines and aviation assets in the People's Republic of China. As of December 31, 2025, CASC Willis owned a lease portfolio of six engines with a net book value of $50.4 million.

In March 2025, the Company entered into an agreement with independent MRO (Maintenance, Repair and Overhaul) provider Global Engine Maintenance to create a joint venture named Willis Global Engine Testing ("WGET") to build an engine test facility in West Palm Beach, Florida. The Company has a 70% membership interest, and Global Engine Maintenance has a 30% membership interest. WGET is a VIE that the Company is not the primary beneficiary of since the power to direct the activities that most significantly impact WGET's economic performance is shared between the Company and Global Engine Maintenance. The Company's considerations in determining the VIE most significant activities and whether the Company has the power to direct those activities include, but are not limited to, the VIE's purpose and design and the matters that require unanimous approval from both parties. Accordingly, the Company does not consolidate WGET, and the Company uses the equity method in recording investment activity. The Company made an initial capital contribution of $1.6 million, which represents 70% of the cost of the land that the engine test facility is being built on. WGET signed a contract related to the design of an engine test facility. The Company anticipates its portion of the remaining committed amount, which will be funded through future contributions, to be approximately $33.1 million.

In May 2025, Willis Asset Management Limited ("WAML"), a wholly-owned subsidiary of the Company entered into a Share Purchase Agreement (the "SPA"), by and between WAML and WMES. Pursuant to the SPA, WAML sold the entire issued share capital of Bridgend Asset Management Limited ("BAML"), a United Kingdom-based aviation consultancy business, to WMES for a total purchase price of $45.0 million subject to certain working capital adjustments. The transaction closed on June 30, 2025, resulting in a gain on sale of business of approximately $43.0 million for the Company.

In December 2025, the Company entered into a new investment fund partnership with Liberty Mutual Investments ("LMI"), the investment firm for Liberty Mutual Group. The fund will invest up to $600 million in loan and loan-like engine financings and will be supported by a warehouse debt facility. The Company has a General Partner interest through its equity investment in the fund but is not the majority holder. LMI as the Limited Partner has substantive kick-out rights and can liquidate the fund upon a simple majority vote. Per ASC 810, "Consolidation," the fund is a Voting Interest Entity ("VOE") that the Company does not consolidate. There was no investment activity during the year ended December 31, 2025.

In December 2025, the Company entered into a new investment fund partnership with Blackstone Credit & Insurance ("BXCI") to invest in current and next generation aircraft engines. The fund plans to deploy over $1 billion into target asset types. The Company has a General Partner interest through its equity investment in the fund but is not the majority holder. BXCI as the Limited Partner has substantive kick-out rights and can liquidate the fund upon a simple majority vote. Per ASC 810, the fund is a VOE that the Company does not consolidate. There was no investment activity during the year ended December 31, 2025.

	WMES	CASC Willis	WGET	Total
	(in thousands)			
Investment in joint ventures as of December 31, 2023	$ 40,047	$ 17,997	$ —	$ 58,044
Income from joint ventures	7,670	577	—	8,247
Distributions	(2,756)	(246)	—	(3,002)
Foreign currency translation adjustment	—	(414)	—	(414)
Other comprehensive loss from joint ventures	(205)	—	—	(205)
Investment in joint ventures as of December 31, 2024	44,756	17,914	—	62,670
Income from joint ventures	10,520	2,868	(23)	13,365
Contributions	28,000	—	3,746	31,746
Distributions	(3,766)	—	—	(3,766)
Foreign currency translation adjustment	—	863	—	863
Other comprehensive loss from joint ventures	(628)	—	—	(628)
Investment in joint ventures as of December 31, 2025	$ 78,882	$ 21,645	$ 3,723	$ 104,250

As of December 31, 2025 and 2024, the currency translation adjustment balance was $1.4 million and $2.1 million, respectively.

"Other revenue" on the Consolidated Statements of Income includes management fees earned of $7.8 million and $4.8 million during the years ended December 31, 2025 and 2024, respectively, related to the servicing of engines for the WMES lease portfolio. The Company recognized $3.0 million as a financial arrangement fee from WMES for assisting with the setup of their new revolving credit facility.

During 2025, the Company sold four engines and one airframe to WMES for a total of $52.7 million, which resulted in a total gain of $3.7 million for the Company. Additionally, during 2025, the Company sold three engines to WMES for $55.6 million, which resulted in a trading profit of $1.4 million for the Company and is included in Spare parts and equipment sales and Cost of spare parts and equipment sales on the Company's Consolidated Statements of Income. During 2024, the Company sold four engines to WMES for $50.5 million, which resulted in a net gain of $12.7 million for the Company.

During 2025, the Company purchased one engine from WMES for $7.2 million. During 2024, the Company did not purchase any engines from WMES.

During 2025, the Company sold two engines to CASC Willis for $13.6 million, which resulted in a total gain of $1.5 million for the Company. During 2024, the Company did not sell any engines to CASC Willis.

As of December 31, 2025 and December 31, 2024, the Company subleased one WMES engine to a third party, with WMES as the head lessor. As of December 31, 2025 and 2024, the ROU asset and lease liability balances under the lease were $0.1 million, each, and $1.6 million, each, respectively.

During 2025, the Company paid WMES $1.2 million for fleet management services, which WMES provided through its purchase of BAML.

Unaudited summarized financial information for 100% of WMES is presented in the following tables:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Revenue	$ 101,319	$ 75,551
Expenses	76,658	60,484
WMES net income	$ 24,661	$ 15,067

	As of December 31,	
	2025	2024
	(in thousands)	
Total assets	$ 644,798	$ 352,783
Total liabilities	476,200	256,055
Total WMES net equity	$ 168,598	$ 96,728

The difference between the Company's investment in WMES and 50% of total WMES net equity, as well as the difference between the Company's income or loss from WMES and 50% of total WMES net income, is primarily attributable to the recognition of deferred gains, which are related to engines sold by WMES to the Company, and prior to the adoption of ASU 2017-05, related to engines both sold by WMES to the Company or sold by the Company to WMES.

The following table presents information about our nonconsolidated VIE in which we hold a variable interest:

	December 31, 2025		
	VIE Assets	VIE Liabilities	Maximum Exposure to Loss
	(in thousands)		
WGET	$ 5,321	$ 2	$ 3,723

Our maximum exposure to loss is limited to our investment.

In October 2025, WGET entered into a construction loan and an equipment loan with a bank, with the Company and Global Engine Maintenance as limited corporate guarantors in the event of default. Each guarantor is only obligated up to their investment in WGET. The bank will review the release of the limited corporate guarantees upon WGET's adherence to certain conditions, including successfully demonstrating a minimum of three consecutive years of positive cash flow, no loan covenant violations, and no other events of default.

5. Debt Obligations

Debt obligations consisted of the following:

	As of December 31,	
	2025	2024
	(in thousands)	
Credit facility at a floating rate of interest of one-month term Secured Overnight Financing Rate ("SOFR") plus 2.35% at December 31, 2025, secured by engines, airframes, and loan assets. The facility has a committed amount of $1.0 billion at December 31, 2025, which revolves until the maturity date of October 2029.	$ 650,000	$ 693,000
WEST IX Series A 2025 term notes payable at a fixed rate of interest of 5.16%, maturing in December 2050, secured by engines, airframes, and loan assets	337,400	—
WEST IX Series B 2025 term note payable at a fixed rate of interest of 5.70%, maturing in December 2050, secured by engines, airframes, and loan assets	55,500	—
WEST VIII Series A 2025 term notes payable at a fixed rate of interest of 5.58%, maturing in June 2050, secured by engines, airframes, and loan assets	514,720	—
WEST VIII Series B 2025 term note payable at a fixed rate of interest of 6.07%, maturing in June 2050, secured by engines, airframes, and loan assets	70,725	—
WEST VII Series A 2023 term notes payable at a fixed rate of interest of 8.00%, maturing in October 2048, secured by engines, airframes, and loan assets	225,797	356,355
WEST VI Series A 2021 term notes payable at a fixed rate of interest of 3.10%, maturing in May 2046, secured by engines, airframes, and loan assets	225,896	241,065
WEST VI Series B 2021 term notes payable at a fixed rate of interest of 5.44%, maturing in May 2046, secured by engines, airframes, and loan assets	31,360	33,486
WEST VI Series C 2021 term notes payable at a fixed rate of interest of 7.39%, maturing in May 2046, secured by engines, airframes, and loan assets	7,446	9,926
WEST V Series A 2020 term notes payable at a fixed rate of interest of 3.23%, maturing in March 2045, secured by engines	210,351	226,572
WEST V Series B 2020 term notes payable at a fixed rate of interest of 4.21%, maturing in March 2045, secured by engines	29,303	31,563
WEST V Series C 2020 term notes payable at a fixed rate of interest of 6.66%, maturing in March 2045, secured by engines	5,538	8,142
WEST IV Series A 2018 term notes payable at a fixed rate of interest of 4.75%, repaid in 2025	—	199,846
WEST IV Series B 2018 term notes payable at a fixed rate of interest of 5.44%, repaid in 2025	—	27,338
WEST III Series A 2017 term notes payable at a fixed rate of interest of 4.69%, maturing in August 2042, secured by engines	142,640	161,308
WEST III Series B 2017 term notes payable at a fixed rate of interest of 6.36%, maturing in August 2042, secured by engines	19,152	21,659
Willis Warehouse Facility LLC ("WWFL") credit facility at a floating rate of interest of one-month term SOFR, plus 2.25% at December 31, 2025 maturing in May 2030, secured by engines, airframes, and loan assets. The WWFL credit facility has a committed amount of $500.0 million at December 31, 2025.	82,655	221,882
Other fixed-rate engine notes (interest between 4.23% and 5.91%, and maturity dates between June 2032 and April 2034)	123,685	60,584
	2,732,168	2,292,726
Less: unamortized debt issuance costs and note discounts	(31,830)	(28,174)
Total debt obligations	$ 2,700,338	$ 2,264,552

In 2025, the Company paid off both its WEST IV Series A and Series B 2018 term notes payable, as well as paid down its WEST VII Series A 2023 term notes payable as part of its refinancing and capital restructuring. In addition, there was $3.1 million in loss on debt extinguishment for the year ended December 31, 2025, associated with the refinance of WEST IV and WEST VII notes.

One-month term SOFR was 3.87% and 4.37% as of December 31, 2025 and 2024, respectively.

Certain notes payable totaling $123.7 million as of December 31, 2025 relate to failed sale-leaseback transactions that are secured by engines. The Company has options to repurchase the underlying engines at predetermined amounts ranging from $16.9 million to $19.3 million per engine, between July 2031 and April 2033.

Principal outstanding at December 31, 2025, is expected to be repayable as follows:

Year	(in thousands)
2026	$ 109,709
2027	213,486
2028	261,610
2029	1,091,316
2030	115,137
Thereafter	940,910
Total	$ 2,732,168

In December 2025, the Company and its direct, wholly-owned subsidiary WEST IX, closed WEST IX's offering of $392.9 million in aggregate principal amount of fixed rate notes. The WEST IX Notes were issued in two series, with the Series A Notes issued in an aggregate principal amount of $337.4 million and the Series B Notes issued in an aggregate principal amount of $55.5 million. The WEST IX Notes are secured by, among other things, WEST IX's direct and indirect ownership interests in a portfolio of aircraft engines and airframes. The Series A Notes and Series B Notes have a fixed coupon of 5.16% and 5.70%, respectively, an expected maturity of approximately six years and a final maturity of 25 years. The Series A Notes and Series B Notes were issued at a price of 99.99937% and 99.99686% of par, respectively.

In June 2025, the Company and its direct, wholly-owned subsidiary WEST VIII, closed WEST VIII's offering of $596.0 million in aggregate principal amount of fixed rate notes. The WEST VIII Notes were issued in two series, with the Series A Notes issued in an aggregate principal amount of $524.0 million and the Series B Notes issued in an aggregate principal amount of $72.0 million. The WEST VIII Notes are secured by, among other things, WEST VIII's direct and indirect ownership interests in a portfolio of aircraft engines and airframes. The Series A Notes and Series B Notes have a fixed coupon of 5.58% and 6.07%, respectively, an expected maturity of approximately six years and a final maturity of 25 years. The Series A Notes and Series B Notes were issued at a price of 99.99721% and 99.99711% of par, respectively.

In October 2024, the Company entered into a new, $1.0 billion, five-year, revolving credit facility (the "Credit Agreement") with a consortium of lenders, refinancing its $500.0 million credit facility. The purpose of the revolving credit facility is to finance the acquisition of equipment for lease as well as for general working capital purposes, with the amounts drawn under the facility not to exceed that which is allowed under the borrowing base as defined by the credit agreement. As of December 31, 2025 and 2024, $350.0 million and $307.0 million were available under this facility, respectively. On a quarterly basis, the interest rate is adjusted based on the Company's leverage ratio, as calculated under the terms of the revolving credit facility. Under the revolving credit facility, some subsidiaries except WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL jointly and severally guarantee payment and performance of the terms of the loan agreement. The guarantee would be triggered by a default under the agreement.

In May 2024, WWFL entered into a non-recourse, senior secured warehouse credit agreement with the Bank of Utah as security trustee and administrative agent and Bank of America, N.A. as facility agent. The secured credit agreement provides for an initial committed amount of up to $500.0 million. The warehouse credit agreement was amended in July 2025 to among other things, (i) extend the availability period of the commitments to May 2027, (ii) extend the final repayment date to May 2030, (iii) provide more favorable asset advance rates to WWFL, and (iv) reduce fees. The purpose of the senior secured warehouse credit facility is to finance the acquisition of equipment for lease as well as for general working capital purposes, with the amounts drawn under the facility not to exceed that which is allowed under the borrowing base as defined by the credit agreement. As of December 31, 2025 and 2024, $417.3 million and $278.1 million were available under this facility. On a quarterly basis, the interest rate is adjusted based on the Company's leverage ratio, as calculated under the terms of the senior secured warehouse credit facility. Under the secured warehouse credit facility, some subsidiaries except WEST III, WEST IV, WEST V, WEST VI, WEST VII, WEST VIII, and WEST IX jointly and severally guarantee payment and performance of the terms of the loan agreement. The guarantee would be triggered by a default under the agreement.

The assets of WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL are not available to satisfy the Company's obligations other than the obligations specific to that WEST entity or WWFL. WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL are consolidated for financial statement presentation purposes. WEST III's, WEST V's, WEST VI's, WEST VII's, WEST VIII's, WEST IX's, and WWFL's abilities to make distributions and pay dividends to the Company are subject to the prior payments of their debt and other obligations and their maintenance of adequate reserves and capital. Under WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL, cash is collected in restricted accounts, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to the Company. Additionally, a portion of maintenance reserve payments and lease security deposits are formulaically accumulated in restricted accounts and are available to fund future maintenance events and to secure lease payments, respectively. The WEST III, WEST V, WEST VI, WEST VII, WEST VIII, WEST IX, and WWFL indentures require that a minimum threshold of maintenance reserve and security deposit balances be held in restricted cash accounts.

Virtually all of the Company's debt requires ongoing compliance with certain financial covenants, including debt and tangible net worth ratios, minimum interest coverage ratios, and other eligibility criteria including asset type, customer and geographic concentration restrictions. The Company also has certain negative financial covenant obligations that relate to such items as liens, advances, changes in business, sales of assets, dividends and stock repurchases. Compliance with these covenants is tested either monthly, quarterly or annually, as required, and the Company was in full compliance with all financial covenant requirements at December 31, 2025.

6. Derivative Instruments

The Company periodically holds interest rate derivative instruments to mitigate exposure to changes in interest rates, predominantly one-month term SOFR, with $732.7 million and $914.9 million of variable rate borrowings at December 31, 2025 and 2024, respectively. As a matter of policy, management does not use derivatives for speculative purposes. As of December 31, 2025, the Company had five interest rate swap agreements, with a total notional amount of $334.5 million. During 2021, the Company entered into four fixed-rate interest swap agreements, each having notional amounts of $100.0 million, two of which matured during the year ended December 31, 2024 and two of which had remaining terms of one month as of December 31, 2025. During the year ended December 31, 2024, the Company entered into three fixed-rate interest swap agreements, each having notional amounts of $50.0 million, two of which were terminated during the year ended December 31, 2025 and one of which had a remaining term of 41 months as of December 31, 2025. During the year ended December 31, 2024, the Company also entered into one fixed-rate interest swap agreement, having a notional amount of $75.0 million. During the year ended December 31, 2025, this fixed-rate interest swap agreement was partially terminated, reducing its notional amount to $34.5 million. It had a remaining term of 41 months as of December 31, 2025. During the year ended 2025, the Company entered into one fixed-rate interest swap agreement, having a notional amount of $50.0 million, and with a remaining term of 46 months as of December 31, 2025. The derivative instruments were each designated as cash flow hedges at inception and recorded at fair value.

The following table displays the total notional amount of the Company's outstanding fixed-rate interest swap agreements:

	As of December 31,	
Derivatives in Cash Flow Hedging Relationships	**2025**	**2024**
	(in thousands)	
Interest rate contracts	$ 334,500	$ 425,000

The Company evaluated the effectiveness of the swap agreements to hedge the interest rate risk associated with its variable rate debt and concluded at the swap inception dates that each swap was highly effective in hedging that risk. The Company evaluates the effectiveness of the hedging relationships on an ongoing basis and concluded there was no ineffectiveness in the hedges for the year ended December 31, 2025.

The Company estimates the fair value of derivative instruments using a discounted cash flow technique. Valuation of the derivative instruments requires certain assumptions for underlying variables and the use of different assumptions would result in a different valuation. Management believes it has applied assumptions consistently during the period. The Company applies hedge accounting and accounts for the change in fair value of its cash flow hedges through other comprehensive income for all derivative instruments that are effective and for which the related forecasted transaction is probable of occurring.

The following table displays the total pre-tax loss reclassified from accumulated other comprehensive income ("AOCI") to earnings as a result of the terminations of the interest rate derivative instruments described above, as these forecasted transactions were no longer probable of occurring:

		Derivative Assets	
Derivatives in Cash Flow Hedging Relationships	**Location of Loss**	**As of December 31, 2025**	**As of December 31, 2024**
		(in thousands)	
Interest rate contracts	Interest expense	$ 2,980	$ —

The following table displays the total fair value of the Company's outstanding fixed-rate interest swap agreements in the Condensed Consolidated Balance Sheets:

		Derivative Assets	
Derivatives in Cash Flow Hedging Relationships	**Balance Sheet Location**	**As of December 31, 2025**	**As of December 31, 2024**
		(in thousands)	
Interest rate contracts	Other assets	$ 399	$ 10,989

		Derivative Liabilities	
Derivatives in Cash Flow Hedging Relationships	**Balance Sheet Location**	**As of December 31, 2025**	**As of December 31, 2024**
		(in thousands)	
Interest rate contracts	Accounts payable and accrued expenses	$ 286	$ —

The Company recorded an adjustment to interest expense of $(5.8) million and $(12.0) million during the years ended December 31, 2025 and 2024, respectively, from derivative investments. As of December 31, 2025, the accumulative derivative gain was $0.1 million, and as of December 31, 2024, the accumulative derivative gain was $11.0 million.

Effect of Derivative Instruments on Earnings in the Consolidated Statements of Income and of Comprehensive Income

The following table provides additional information about the financial statement effects related to the cash flow hedges for the years ended December 31, 2025 and 2024:

	Amount of Unrealized Loss Recognized in OCI on Derivatives (Effective Portion)	
	Year Ended December 31,	
Derivatives in Cash Flow Hedging Relationships	**2025**	**2024**
	(in thousands)	
Interest rate contracts	$ (13,877)	$ (5,472)
Total	$ (13,877)	$ (5,472)

The effective portion of the change in fair value on a derivative instrument designated as a cash flow hedge is reported as a component of other comprehensive income and is reclassified into earnings in the period during which the transaction being hedged affects earnings when it is determined to be improbable that the forecasted transaction will occur. The ineffective portion of the hedges, if any, is recorded in earnings in the current period.

Counterparty Credit Risk

The Company evaluates the creditworthiness of the counterparties under its hedging agreements. The counterparties for the interest rate swaps are large financial institutions that possess investment grade credit ratings. Based on these ratings, the Company believes that the counterparties are credit-worthy and that their continuing performance under the hedging agreements is probable and does not require the counterparties to provide collateral or other security to the Company.

7. Income Taxes

The components of income before income taxes are as follows:

	Year ended December 31,			
	2025		2024	
	(in thousands)			
United States	$	145,063	$	165,339
Foreign		15,544		(12,694)
Income before income taxes	$	160,607	$	152,645

The components of income tax expense for the years ended December 31, 2025 and 2024 were as follows:

	Federal		State		Foreign		Total	
	(in thousands)							
2025								
Current	$	(92)	$	747	$	319	$	974
Deferred		45,645		230		—		45,875
Total	$	45,553	$	977	$	319	$	46,849
2024								
Current	$	2,331	$	2,916	$	205	$	5,452
Deferred		38,871		(290)		—		38,581
Total	$	41,202	$	2,626	$	205	$	44,033

The Company adopted ASU 2023-09 for the year ended December 31, 2025. The following is a reconciliation of the federal income tax expense at the statutory rate of 21% to the effective income tax expense for the year ended December 31, 2025:

	December 31, 2025		
(dollars in thousands)	Amount		Rate
Statutory federal income tax expense	$	33,728	21.0 %
State and local income taxes, net of federal income tax effect (1)		820	0.5 %
Foreign tax effects:			
United Kingdom:			
Statutory tax rate difference between United Kingdom and United States		(731)	(0.4)%
Disposition of property		(9,105)	(5.7)%
Legal and professional		1,614	1.0 %
Changes in valuation allowances		3,675	2.3 %
Other		812	0.5 %
Other foreign jurisdictions		789	0.5 %
Effect of cross-border tax laws:			
Global Intangible Low-Taxed Income ("GILTI")		6,872	4.3 %
Other		(1,086)	(0.7)%
Nontaxable or nondeductible items:			
Nondeductible executive compensation		10,127	6.3 %
Restricted stock award shortfall		(1,710)	(1.1)%
Other adjustments		1,044	0.7 %
Effective income tax expense	$	46,849	29.2 %

(1) The state and local jurisdiction that contribute to the majority (greater than 50%) of the tax effect in this category is Colorado.

The following is a reconciliation of the federal income tax expense at the statutory rate of 21% to the effective income tax expense, prior to the adoption of ASU 2023-09, for the year ended December 31, 2024:

	(in thousands)
Statutory federal income tax expense	$ 32,055
State taxes, net of federal benefit	2,014
Foreign tax paid	(559)
Foreign jurisdiction rate differential	445
Permanent differences - nondeductible executive compensation	6,553
Permanent differences and other	1,355
Valuation allowance	2,170
Effective income tax expense	$ 44,033

Permanent differences and other includes Subpart F and GILTI income of $7.2 million from foreign operations and a tax benefit on disposition of the BAML business for $9.1 million for the year ended December 31, 2025. The Company records tax expense or benefit for unusual or infrequent items discretely in the period in which they occur.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	(in thousands)
Balance as of December 31, 2023	$ 449
Increases related to current year tax positions	123
Decreases due to tax positions expired	(5)
Balance as of December 31, 2024	567
Increases related to current year tax positions	17
Decreases due to tax positions expired	(2)
Balance as of December 31, 2025	$ 582

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of December 31,	
	2025	**2024**
	(in thousands)	
Deferred tax assets:		
Unearned lease revenue	$ 7,193	$ 8,335
State taxes	152	590
Inventory	3,702	2,770
Reserves and allowances	1,544	4,629
Business interest expense carryforward	27,176	38,205
Other accruals	8,411	7,939
Lease liability	1,042	584
Net operating loss carry forward	52,971	40,906
Charitable contributions	17	—
Total deferred tax assets	102,208	103,958
Less: valuation allowance	(6,708)	(3,137)
Net deferred tax assets	95,500	100,821
Deferred tax liabilities:		
Depreciation and impairment on aircraft engines and equipment	(316,305)	(272,492)
Notes receivable	—	(5,181)
Lease liability	(1,052)	(597)
Other deferred tax liabilities	(7,085)	(5,619)
Net deferred tax liabilities	(324,442)	(283,889)
Other comprehensive income deferred tax liability	395	(1,981)
Net deferred tax liabilities	$ (228,547)	$ (185,049)

The following table summarizes the activity related to the Company's valuation allowances:

	Year ended December 31,	
	2025	**2024**
	(in thousands)	
Balance at beginning of year	$ 3,137	$ 978
Additions	4,189	2,172
Deletions	(618)	(13)
Balance at year end	$ 6,708	$ 3,137

As of December 31, 2025, the Company had net operating loss carry forwards of approximately $213.7 million for federal tax purposes, $0.6 million (tax effected) for state tax purposes, and $30.2 million for foreign tax purposes. The majority of the federal net operating loss carry forwards were generated in 2020 and can be carried forward indefinitely, and the state net operating loss carry forwards will expire at various times from 2026 to 2044, and the foreign net operating losses can be carried forward indefinitely.

The Company's deferred tax asset valuation allowances are primarily the result of uncertainties regarding the future realization of recorded tax benefits on tax loss carryforwards. Current evidence does not suggest that we will realize sufficient taxable income of the appropriate character within the carryforward period to allow us to realize these deferred tax benefits. If we were to identify and implement tax planning strategies to recover these deferred tax assets or generate sufficient income of the appropriate character in these jurisdictions in the future, it could lead to the reversal of these valuation allowances and a reduction of income tax expense.

There is a $0.3 million valuation allowance for net operating losses in California that expire between 2034 and 2042 and a $0.1 million valuation allowance for net operating losses in Georgia that expire between 2032 and 2042. The Company's ability to utilize the net operating loss and tax credit carry forwards in the future may be subject to restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax law.

In 2025, the Company recognized a $6.3 million valuation allowance for trading losses in the United Kingdom. This represented a net increase of $3.6 million in its United Kingdom valuation allowances, primarily due to increases in the deferred tax assets due to trading income losses.

In 2024, the Company recognized a $2.7 million valuation allowance for trading losses in the United Kingdom. This represented a net increase of $2.2 million in 2024 to the valuation allowance, primarily due to increases in the deferred tax assets due to trading income losses.

Management believes that no valuation allowance is required on deferred tax assets related to federal net operating loss carry forwards, as it is more likely than not that all amounts are recoverable through future taxable income. The Company files U.S. federal, state, and foreign tax returns. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple foreign and state jurisdictions. The tax years that remain subject to examination are from 2021 onwards. To the extent that the Company claims a net operating loss carryforward against future taxable income, those losses may be examined by the taxing authorities.

It is the Company's intention to reinvest undistributed earnings of their wholly-owned foreign operations and thereby indefinitely postpone their remittance. A determination of the deferred tax liability is not practical. Accordingly, no provision has been made for foreign withholding taxes or U.S. income taxes.

The amount of cash income taxes paid by the Company was as follows:

	As of December 31, 2025
	(in thousands)
Federal	$ 1,240
State and local	
Florida	1,767
All other states	261
Foreign	156
Income taxes, net of amounts refunded	$ 3,424

The amount of cash income taxes paid by the Company during the years ended December 31, 2025 and 2024 was $3.4 million and $7.1 million, respectively.

8. Fair Value Measurements

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties in contrast to a forced sale or liquidation. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of judgment, and therefore cannot be determined with precision.

Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

- *Cash and cash equivalents, restricted cash, receivables, and accounts payable*: The amounts reported in the accompanying Consolidated Balance Sheets approximate fair value due to their short-term nature.

- *Notes receivable*: The carrying amount of the Company's outstanding balance on its Notes receivable as of December 31, 2025 and 2024 was estimated to have a fair value of approximately $138.6 million and $176.7 million, respectively, based on the fair value of estimated future payments calculated using interest rates that approximate prevailing market rates at each period end (Level 2 inputs).

- *Investments in sales-type leases:* The carrying amount of the Company's outstanding balance on its Investments in sales-type leases as of December 31, 2025 and 2024 was estimated to have a fair value of approximately $16.9 million and $21.5 million, respectively, based on the fair value of estimated future payments calculated using interest rates that approximate prevailing market rates at each period end (Level 2 inputs).

- *Debt obligations*: The carrying amount of the Company's outstanding balance on its Debt obligations as of December 31, 2025 and 2024 was estimated to have a fair value of approximately $2,419.8 million and $1,928.3 million, respectively, based on the fair value of estimated future payments calculated using interest rates that approximate prevailing market rates at each year end (Level 2 inputs).

Assets Measured and Recorded at Fair Value on a Recurring Basis and a Nonrecurring Basis

As of December 31, 2025 and 2024, the Company measured the fair value of its interest rate swaps based on Level 2 inputs, due to the usage of inputs that can be corroborated by observable market data. The Company estimates the fair value of derivative instruments using a discounted cash flow technique. The net fair value of the interest rate swaps as of December 31, 2025 was $0.1 million, representing an asset of $0.4 million and a liability of $0.3 million, and reflected within Other assets and Accounts payable and accrued expenses on the Consolidated Balance Sheets, respectively. The net fair value of the interest rate swaps as of December 31, 2024 was $11.0 million, representing an asset and reflected within Other assets on the Consolidated Balance Sheets. The Company recorded an adjustment to interest expense of $(5.8) million and $(12.0) million during the years ended December 31, 2025 and 2024, respectively, from derivative investments.

Goodwill is assessed for impairment annually, at each year end by comparing the fair values of the reporting units to their carrying amounts. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test.

On a quarterly basis, management monitors the lease portfolio for events which may indicate that a particular asset may need to be evaluated for potential impairment. These events may include a decision to part-out or sell an asset, knowledge of specific damage to an asset, or supply/demand events which may impact the Company's ability to lease an asset in the future. On an annual basis, even absent any such 'triggering event', the Company evaluates the carrying value of the assets in our lease portfolio to determine if any impairment exists.

The Company determines fair value of long-lived assets held and used, such as Equipment held for operating lease and Equipment held for sale, by reference to independent appraisals, quoted market prices (*e.g.*, an offer to purchase), estimated future cash flows, changes in market conditions, and other factors. An impairment charge is recorded when the carrying value of the asset exceeds its fair value. The Company uses Level 2 inputs to measure write-downs of equipment held for lease and equipment held for sale.

		Write-down of Equipment		
		Year Ended December 31,		
		2025		2024
		(in thousands)		
Equipment held for lease	$	32,722	$	11,057
Equipment held for sale		225		171
Total	$	32,947	$	11,228

Write-downs of equipment to their estimated fair values totaled $32.9 million for the year ended December 31, 2025, primarily reflecting an adjustment of the carrying value of 28 engines. As of December 31, 2025, included within equipment held for lease and equipment held for sale was $78.2 million in remaining book value of 29 assets which were previously written down.

Write-downs of equipment to their estimated fair values totaled $11.2 million for the year ended December 31, 2024, primarily reflecting an adjustment of the carrying value of one airframe and 11 engines. As of December 31, 2024, included within equipment held for lease and equipment held for sale was $50.8 million in remaining book value of 16 assets which were previously written down.

9. Earnings Per Share

Basic earnings per common share is computed by dividing net income, less preferred stock dividends and accretion of preferred stock issuance costs, by the weighted average number of common shares outstanding for the period. Treasury stock is excluded from the weighted average number of shares of common stock outstanding. Diluted earnings per share attributable to common stockholders is computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are common stock equivalents that are freely exercisable into common stock at less than market prices or otherwise dilute earnings if converted. The net effect of common stock equivalents is based on the incremental common stock that would be issued upon the vesting of restricted stock awards and non-qualified stock options using the treasury stock method. Common stock equivalents are not included in diluted earnings per share when their inclusion is anti-dilutive. Additionally, redeemable preferred stock is not convertible and does not affect dilutive shares.

There were approximately 220,000 and 900 anti-dilutive weighted shares excluded in the computations of diluted weighted average earnings per common share for the years ended December 31, 2025 and December 31, 2024, respectively.

The following table presents the calculation of basic and diluted earnings per share (in thousands, except per share data):

		Year Ended December 31,		
		2025		2024
Net income attributable to common shareholders	$	108,066	$	104,378
Basic weighted average common shares outstanding		6,754		6,536
Potentially dilutive common shares		266		268
Diluted weighted average common shares outstanding		7,020		6,804
Basic weighted average earnings per common share	$	16.00	$	15.97
Diluted weighted average earnings per common share	$	15.39	$	15.34

10. Commitments, Contingencies, Guarantees and Indemnities

Other obligations

Other obligations, such as certain purchase obligations are not recognized as liabilities in the consolidated financial statements but are required to be disclosed in the footnotes to the financial statements. As of December 31, 2025, the Company had $961.4 million in purchase commitments of equipment that are expected to be satisfied within five fiscal years. The purchase obligations are subject to escalation based on the closing date of each transaction. Our purchase agreements generally contain terms that allow the Company to defer or cancel purchase commitments in certain situations. These deferrals or cancellations would not result in penalties or increased costs other than any potential increase due to the normal year-over-year change in engine list prices, which is akin to ordinary inflation.

In December 2020, we entered into definitive agreements for the purchase of 25 Pratt & Whitney aircraft engines. As part of the purchase, we have committed to certain future overhaul and maintenance services which are anticipated to range between $106.6 million and $131.9 million by 2030.

11. Equity

Common Stock Repurchase

In December 2024, the Board of Directors approved the renewal of the existing common stock repurchase plan which allows for repurchases of up to $60.0 million of the Company's common stock, extending the plan through December 31, 2026. Repurchased shares are immediately retired. During 2025 and 2024, no shares were repurchased under the plan. At December 31, 2025, approximately $39.6 million was available to purchase shares under the plan.

Redeemable Preferred Stock

In September 2024, the Company entered into a Series A Preferred Stock Purchase Agreement with Development Bank of Japan Inc. (the "Stock Purchase Agreement"), which refinanced and expanded the Company's Series A-1 and Series A-2 Preferred Stock into one $65.0 million Series A Preferred Stock series (the "Series A Preferred Stock"), which accrues quarterly dividends at the rate per annum of 8.35% per share. The net proceeds after deducting issuance costs were $13.1 million.

The rights and privileges of the Series A Preferred Stock are described below:

Voting Rights: Holders of the Series A Preferred Stock do not have general voting rights.

Dividends: Prior to the Stock Purchase Agreement, the Company's Series A-1 Preferred Stock accrued quarterly dividends at the rate per annum of 8.5% per share and the Series A-2 Preferred Stock accrued quarterly dividends at the rate per annum of 6.5% per share. During the years ended December 31, 2025 and 2024, the Company paid total preferred stock dividends of $5.7 million and $3.5 million, respectively. As of December 31, 2025, the Company had approximately $1.1 million in preferred stock dividends accrued but not paid, or approximately $0.35 per share of the Series A Preferred Stock.

Liquidation Preference: The holders of the Series A Preferred Stock have preference in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the corporation, including a merger or consolidation. Upon such liquidation event, the Preferred Stockholders are entitled to be paid out of the assets of the Company available for distribution to its stockholders after payment of all the Company's indebtedness and other obligations and before any payment shall be made to the holders of common stock or any other class or series of stock ranking on liquidation junior to the Preferred Stock an amount equal to $20.00 per share, plus any declared but unpaid dividends.

Redemption: The Series A Preferred Stock has no stated maturity date. The holders of the Series A Preferred Stock have the option to require the Company to redeem all or any portion of the Series A Preferred Stock for cash upon occurrence of any of the following: (i) a material breach of the Stock Purchase Agreement, (ii) changes in the ownership structure of the Company, including by means of a change of control transaction, (iii) incurrence of operating loss or ordinary loss by the Company for two consecutive fiscal years, (iv) the Company's surplus is less than its liquidation value at certain specified measurement dates, (v) occurrence of a merger, consolidation, or sale of greater than 50% of the Company's assets, or (vi) the occurrence of liquidity events as set forth in the Stock Purchase Agreement. The redemption price is $20.00 per share plus dividends accrued but not paid. The Company is accreting the Series A Preferred Stock to redemption value over the period from the date of issuance to the date first callable by the Series A Preferred stockholders (September 27, 2031), such that the carrying amount of the security will equal the redemption amount at the earliest redemption date.

12. Stock-Based Compensation Plans

The components of stock-based compensation expense were as follows:

	Year Ended December 31,		
	2025		2024
	(in thousands)		
2023 Incentive Stock Plan	$	44,424	$	29,105
Employee Stock Purchase Plan		142		142
Total stock compensation expense		44,566		29,247
Income tax benefit related to stock compensation expense		14,942		13,288
Total stock compensation expense, net of tax	$	29,624	$	15,959

The significant stock compensation plans are described below.

The 2023 Incentive Stock Plan (the "2023 Plan") amended and restated the prior 2021 Incentive Stock Plan. The 2023 Plan authorized 1,750,000 shares for issuance, plus the number of shares remaining for issuance under the prior stock plan and any future forfeited awards under the prior plan. Stock-based compensation is primarily in the form of restricted stock awards ("RSAs"). The RSAs are subject to either service-based vesting, which is typically between one and four years, in which a specific period of continued employment must pass before an award vests, or performance-based vesting, which is typically between one and three years. The expense associated with these awards is recognized on a straight-line basis over the respective vesting period, with forfeitures accounted for as they occur. As it relates to performance-based awards, accrual of compensation expense is based on the probable outcome of the performance condition. For any vesting tranche of an award, the cumulative amount of compensation cost recognized is equal to the portion of the grant-date fair value of the award tranche that is actually vested at that date.

In November 2025, the Compensation Committee of the Board of Directions approved the grant of a non-qualified stock option to our Executive Chairman, to purchase up to 300,000 shares of the Company's common stock. The option award vests in four equal annual installments and has a six-year term. The expense associated with this option is recognized on a straight-line basis over the vesting period.

As of December 31, 2025, the Company had granted 2,965,206 shares under the 2023 Plan, which included the 300,000 non-qualified stock option, and has 684,254 shares available for future issuance.

The fair value of the RSAs equaled the stock price at the grant date.

The fair value of the non-qualified stock option was determined under the Black-Scholes model with the following assumptions: (a) an expected term of 4.25 years, (b) an expected share price volatility of 39.67%, (c) an expected dividend yield of 1.32%, and (d) a risk-free interest rate for the expected term of the option of 3.63%. The expected term represents the estimated period of time until exercise and is based on the contractual term and vesting period of the non-qualified stock option. The expected share price volatility is based on the historical volatility of the Company's common stock. The dividend yield is based on anticipated cash dividend payouts. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with an equivalent remaining term.

The following table summarizes restricted stock activity under the 2023 Plan for the years ended December 31, 2025 and 2024:

	Number Outstanding	Weighted Average Grant Date Fair Value	
Balance as of December 31, 2023	465,856	$	49.95
Shares granted	460,454		56.11
Shares forfeited	(3,916)		63.40
Shares vested	(352,969)		58.19
Balance as of December 31, 2024	569,425	$	49.73
Shares granted	610,519		172.43
Shares forfeited	(12,653)		166.13
Shares vested	(331,398)		58.66
Balance as of December 31, 2025	835,893	$	134.07

The weighted average grant date exercise price of the non-qualified stock option was $126.55.

At December 31, 2025, the stock compensation expense related to RSAs that will be recognized over the average remaining vesting period of approximately 1.4 years totaled $68.7 million. At December 31, 2025, the intrinsic value of the unvested RSAs was $113.4 million.

At December 31, 2025, the stock compensation expense related to the non-qualified stock option that will be recognized over the average remaining vesting period of approximately 3.9 years totaled $11.2 million. At December 31, 2025, the intrinsic value of the non-qualified stock option was $2.7 million.

Under the Employee Stock Purchase Plan ("ESPP"), as amended and restated effective November 10, 2021, 425,000 shares of common stock have been reserved for issuance. Full-time employees may designate no more than 10% of their base cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan. Participants may purchase no more than 1,000 shares or $25,000 of common stock in any one calendar year. Each January 31 and July 31, shares of common stock are purchased with the employees' payroll deductions from the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price of the common stock on the date of entry into an offering period. In 2025 and 2024, 3,194 and 9,843 shares of common stock, respectively, were issued under the ESPP. The Company issues new shares through its transfer agent upon employee stock purchase.

13. Employee 401(k) Plan

The Company adopted The Willis 401(k) Plan (the "401(k) Plan") effective as of January 1997. The 401(k) Plan provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code. The 401(k) Plan is a contributory plan available to all full-time and part-time employees in the U.S. In 2025, employees who participated in the 401(k) Plan could elect to defer and contribute to the 401(k) Plan up to 75% of pretax salary or wages up to $23,500 (or $31,000 for employees at least 50 years of age). The Company matches 50% of employee contributions and was capped at $11,750 per employee (or $15,500 for employees at least 50 years of age) in 2025. The Company match totaled $1.3 million and $1.0 million during the years ended December 31, 2025 and 2024, respectively.

14. Related Party Transactions

Joint Ventures

In May 2025, WAML, a wholly-owned subsidiary of the Company entered into a SPA, by and between WAML and WMES. Pursuant to the SPA, WAML sold the entire issued share capital of BAML, a United Kingdom-based aviation consultancy business, to WMES for a total purchase price of $45.0 million subject to certain working capital adjustments. The transaction closed on June 30, 2025, resulting in a gain on sale of business of approximately $43.0 million for the Company.

"Other revenue" on the Consolidated Statements of Income includes management fees earned of $7.8 million and $4.8 million during the year ended December 31, 2025 and 2024, respectively, related to the servicing of engines for the WMES lease portfolio. The Company recognized $3.0 million as a financial arrangement fee from WMES for assisting with the setup of their new revolving credit facility.

During 2025, the Company sold four engines and one airframe to WMES for a total of $52.7 million, which resulted in a total gain of $3.7 million for the Company. Additionally, during 2025, the Company sold three engines to WMES for $55.6 million, which resulted in a trading profit of $1.4 million for the Company and is included in Spare parts and equipment sales and Cost of spare parts and equipment sales on the Company's Consolidated Statements of Income. During 2024, the Company sold four engines to WMES for $50.5 million, which resulted in a net gain of $12.7 million for the Company.

During 2025, the Company purchased one engine from WMES for $7.2 million. During 2024, the Company did not purchase any engines from WMES.

During 2025, the Company sold two engines to CASC Willis for $13.6 million, which resulted in a total gain of $1.5 million for the Company. During 2024, the Company did not sell any engines to CASC Willis.

As of December 31, 2025 and December 31, 2024, the Company subleased one WMES engine to a third party, with WMES as the head lessor. As of December 31, 2025 and 2024, the ROU asset and lease liability balances under the lease were $0.1 million, each, and $1.6 million, each, respectively.

During 2025, the Company paid WMES $1.2 million for fleet management services, which WMES provided through its purchase of BAML.

Other

During 2025 and 2024, the Company paid approximately $0.1 million, each, to Mikchalk Lake, LLC, an entity in which our Executive Chairman retains an ownership interest. These expenses were for lodging and other business-related services and were approved by the Board's Independent Directors.

During 2025, in a transaction approved by a Special Committee of the Board's Independent Directors, the Company purchased 30,000 shares of common stock directly from our Executive Chairman. The purchase price was $126.2782 per share, a 2% discount to the volume weighted average price on December 4, 2025.

15. Reportable Segments

The Company has two reportable segments: (i) Leasing and Related Operations, which involves acquiring and leasing, primarily pursuant to operating leases, commercial aircraft, aircraft engines, and other aircraft equipment, the selective purchase and resale of commercial aircraft engines and other aircraft equipment, and service and maintenance related businesses and (ii) Spare Parts Sales, which involves the purchase and resale of after-market engine parts, whole engines, engine modules, and portable aircraft components.

The Company's Chief Operating Decision Maker ("CODM") is Austin Willis, Chief Executive Officer. The CODM evaluates the performance and allocation of resources to each of the segments based on income or loss from operations. While the Company believes there are synergies between the two business segments, the segments are managed separately because each requires different business strategies.

Prior period segment information is presented on a comparable basis to the basis on which current period segment information is presented and reviewed by the CODM.

The following tables present a summary of the reportable segments (in thousands):

For the year ended December 31, 2025	Leasing and Related Operations	Spare Parts Sales	Eliminations	Total
Revenue:				
Lease rent revenue	$ 291,633	$ —	$ —	$ 291,633
Maintenance reserve revenue	231,980	—	—	231,980
Spare parts and equipment sales	58,060	57,504	(20,081)	95,483
Interest revenue	14,093	—	—	14,093
Gain on sale of leased equipment	54,025	—	—	54,025
Gain on sale of financial assets	378	—	—	378
Maintenance services revenue	25,492	—	—	25,492
Other revenue	17,012	432	(287)	17,157
Total revenue	692,673	57,936	(20,368)	730,241
Expenses:				
Depreciation and amortization expense	111,503	50	—	111,553
Cost of spare parts and equipment sales	55,748	56,122	(19,599)	92,271
Cost of maintenance services	28,314	—	(396)	27,918
Write-down of equipment	32,947	—	—	32,947
General and administrative	188,559	6,176	—	194,735
Technical expense	31,470	—	(86)	31,384
Net finance costs:				
Interest expense	132,060	—	—	132,060
Loss on debt extinguishment	3,081	—	—	3,081
Total net finance costs	135,141	—	—	135,141
Total expenses	583,682	62,348	(20,081)	625,949
Income (loss) from operations	$ 108,991	$ (4,412)	$ (287)	$ 104,292

For the year ended December 31, 2024	Leasing and Related Operations	Spare Parts Sales	Eliminations	Total
Revenue:				
Lease rent revenue	$ 238,236	$ —	$ —	$ 238,236
Maintenance reserve revenue	213,908	—	—	213,908
Spare parts and equipment sales	1,640	46,268	(20,809)	27,099
Interest revenue	11,683	—	—	11,683
Gain on sale of leased equipment	45,063	—	—	45,063
Maintenance services revenue	24,158	—	—	24,158
Other revenue	8,412	890	(226)	9,076
Total revenue	543,100	47,158	(21,035)	569,223
Expenses:				
Depreciation and amortization expense	92,386	74	—	92,460
Cost of spare parts and equipment sales	197	43,192	(20,537)	22,852
Cost of maintenance services	24,631	—	(161)	24,470
Write-down of equipment	11,228	—	—	11,228
General and administrative	141,199	5,558	—	146,757
Technical expense	22,405	—	(111)	22,294
Net finance costs:				
Interest expense	104,764	—	—	104,764
Total net finance costs	104,764	—	—	104,764
Total expenses	396,810	48,824	(20,809)	424,825
Income (loss) from operations	$ 146,290	$ (1,666)	$ (226)	$ 144,398

	Leasing and Related Operations	Spare Parts Sales	Eliminations	Total
Total assets as of December 31, 2025	$ 3,873,077	$ 63,238	$ —	$ 3,936,315
Total assets as of December 31, 2024	$ 3,219,856	$ 77,340	$ —	$ 3,297,196

16. Subsequent Events

In January 2026, the Board of Directors of the Company declared a quarterly dividend of $0.40 per share on the Company's outstanding common stock. The dividend was paid on February 20, 2026 to stockholders of record at the close of business on February 11, 2026.

In February 2026, the Company entered into Amendment No. 2 to the Credit Agreement (the "Amendment"). The Amendment among other things, excludes certain amounts from inclusion in "Total Debt" (as defined in the Credit Agreement) that is used for purposes of calculating the "Maximum Leverage Ratio" (as defined in the Credit Agreement).

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES
SCHEDULE II - VALUATION ACCOUNTS

(In thousands)

	Balance at Beginning of Period	Additions Charged (Credited) to Expense	Net Deductions	Balance at End of Period
Year Ended December 31, 2024				
Accounts receivable, allowance for doubtful accounts and credit losses	$ 2,311	$ (907)	$ (88)	$ 1,316
Notes receivable, allowance for credit losses	$ 69	$ 178	$ —	$ 247
Investments in sales-type leases, allowance for credit losses	$ 9	$ 13	$ —	$ 22
Deferred tax valuation allowance	$ 978	$ 2,172	$ (13)	$ 3,137
Year Ended December 31, 2025				
Accounts receivable, allowance for doubtful accounts and credit losses	$ 1,316	$ (432)	$ (16)	$ 868
Notes receivable, allowance for credit losses	$ 247	$ (107)	$ —	$ 140
Investments in sales-type leases, allowance for credit losses	$ 22	$ (5)	$ —	$ 17
Deferred tax valuation allowance	$ 3,137	$ 4,189	$ (618)	$ 6,708

Deductions in allowance for doubtful accounts and credit losses represent uncollectible accounts written off, net of recoveries.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Executive Team



Charles F. Willis, IV
*Executive Chairman
of the Board*

Austin C. Willis
Chief Executive Officer

Brian R. Hole
*Global Head of
Managed Funds & Credit*

Scott B. Flaherty
*EVP and
Chief Financial Officer*

Z. Clifton Dameron
*SVP and
General Counsel*

Board of Directors

Charles F. Willis, IV
Executive Chairman

Colm Barrington
*Former Chief Executive, Fly Leasing Limited
Former Chairman, Aer Lingus plc*

Brendan Curran
*Chairman of the Board, Aero Accessories
Operating Partner & Advisor, ATL Partners
Founder, Brendan Curran Advisory Services
Former Vice President, Commercial
Boeing Global Services
Former President, Crane Aerospace & Electronics
Former Vice President, Strategy, Partnerships &
OEM Sales, Pratt & Whitney Commercial Engines*

Stephen Jones
*Chair, Live Ocean Foundation
Former CEO, Flair Airlines
Former Deputy CEO, Wizz Air
Former Chief Strategy, Network and Alliances Officer
Air New Zealand*

Austin C. Willis
*Chief Executive Officer
Willis Lease Finance Corporation
Former Founder, President and CEO
JT Power, LLC*

Corporate Information

Corporate Headquarters
*4700 Lyons Technology Parkway
Coconut Creek, Florida 33073
561.413.0922*

**Independent Registered
Public Accountants**
*Grant Thornton
3825 Edwards Road
Suite 430
Cincinnati, Ohio 45209*

Transfer Agent & Registrar
*Equiniti Trust Company, LLC
Attention: Shareholder Services
28 Liberty Street, 53rd Floor
New York, New York 10005
800.937.5449*

Investor Relations
*Scott B. Flaherty
Executive Vice President and
Chief Financial Officer
Willis Lease Finance Corporation
561.413.0922*

Stock Exchange Listing
*Willis Lease Finance Corporation is listed
on the NASDAQ Global Market under the
symbol "WLFC".*

**Forms 10-K, 10-K/A, 10-Q
& Press Releases**
*Forms 10-K and 10-K/A have been filed with
the Securities and Exchange Commission.
Copies of the 10-K, 10-K/A, 10-Q and press
releases may be obtained from the investor
relations area of our website, www.wlfc.global,
or by contacting our corporate offices.*



4700 Lyons Technology Parkway
Coconut Creek, Florida 33073

www.wlfc.global